Exhibit 99(a)

FINANCIAL REVIEW

Introduction

We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd.), or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., or MUMSS (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals and corporate customers in Japan and abroad.

For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information and risk-adjusted capital ratios. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.

In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios and liquidity coverage ratios of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.

Financial Results for the Six Months Ended September 30, 2018 Compared to the Six Months Ended September 30, 2017

Net income attributable to Mitsubishi UFJ Financial Group decreased ¥237.4 billion to ¥553.3 billion for the six months ended September 30, 2018 from ¥790.7 billion for the same period of the previous fiscal year. Our business and results of operations, as well as our assets and liabilities, continued to be affected by fluctuations in financial markets. In particular, higher long-term interest rates in the United States and Japan negatively affected the fair values of trading account securities, such as sovereign bonds, as well as the fair values of interest rate derivatives, resulting in trading account losses. On the other hand, higher long-term and short-term interest rates in the United States and larger lending volumes in Thailand and the United States contributed to improved net interest income from foreign activities.

The following table presents some key figures relating to our financial results:

	Six months ended September 30,
	2017	2018
	(in billions, except per share data)
Net interest income	¥1,120.2	¥1,133.1
Reversal of credit losses	186.6	71.0
Non-interest income	1,077.4	899.7
Non-interest expense	1,369.8	1,408.0
Income before income tax expense	1,014.4	695.8
Net income before attribution of noncontrolling interests	780.1	552.6
Net income attributable to Mitsubishi UFJ Financial Group	790.7	553.3
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	59.05	42.01

Our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2018 mainly reflected the following:

Net interest income.    Net interest income increased ¥12.9 billion to ¥1,133.1 billion for the six months ended September 30, 2018 from ¥1,120.2 billion for the same period of the previous fiscal year. The increase was primarily attributable to higher interest rates on, and higher volumes of, foreign loans. This increase was partially offset by an increase in foreign interest expense mainly due to higher interest rates on foreign deposits and on call money, funds purchased, and payables under repurchase agreements and securities lending transactions.

Provision for (reversal of) credit losses.    Reversal of credit losses decreased ¥115.6 billion to ¥71.0 billion for the six months ended September 30, 2018 from ¥186.6 billion for the same period of the previous fiscal year. The reversal of credit losses for the six months ended September 30, 2018 largely reflected the continued improvement in the credit quality of our commercial loan portfolio. We may need to recognize provisions for credit losses for our commercial loan portfolio and other loan portfolios in future periods if the credit quality of borrowers in particular industry sectors deteriorates or if the financial conditions of our borrowers are adversely impacted by fluctuations in economic conditions in Japan, the United States, Thailand and other jurisdictions.

Non-interest income.    Total non-interest income decreased ¥177.7 billion to ¥899.7 billion for the six months ended September 30, 2018 from ¥1,077.4 billion for the same period of the previous fiscal year. This decrease was mainly due to trading account losses on trading account securities, excluding derivatives, which reflected the lower fair values of trading account securities under the fair value option. This decrease was partially offset by higher net investment securities gains resulting from our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018.

Non-interest expense.    Total non-interest expense increased ¥38.2 billion to ¥1,408.0 billion for the six months ended September 30, 2018 from ¥1,369.8 billion for the same period of the previous fiscal year. This increase was mainly attributable to higher other non-interest expenses reflecting higher provision for off-balance sheet credit instruments.

Core Business Groups

The following table sets forth the relative contributions of our six core business groups and Other to our operating profit for the six months ended September 30, 2017 and 2018 based on our business segment information:

	Customer Business						Global Markets Business Group	Other	Total(1)
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total
	(in billions)
Six months ended September 30, 2017:
Net revenue	¥766.9	¥252.2	¥195.3	¥314.5	¥93.1	¥1,622.0	¥373.9	¥41.3	¥2,037.2
Operating expenses	609.5	148.8	122.6	227.4	58.7	1,167.0	113.9	79.3	1,360.2

Operating profit (loss)	¥157.4	¥103.4	¥72.7	¥87.1	¥34.4	¥455.0	¥260.0	¥(38.0)	¥677.0

Six months ended September 30, 2018:
Net revenue	¥754.5	¥260.5	¥200.6	¥343.8	¥104.4	¥1,663.8	¥258.3	¥12.1	¥1,934.2
Operating expenses	608.8	144.9	123.4	239.5	60.6	1,177.2	113.1	73.4	1,363.7

Operating profit (loss)	¥145.7	¥115.6	¥77.2	¥104.3	¥43.8	¥486.6	¥145.2	¥(61.3)	¥570.5

Note:

(1)	Prior period business segment information has been restated to reflect the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank. In accordance with internal management accounting rules and practices, the transfer resulted in a decrease of the total operating profit by ¥11.8 billion for the six months ended September 30, 2017.

Our business segment information is based on financial information prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as adjusted in accordance with internal management accounting rules and practices and is not consistent with our unaudited condensed consolidated financial statements included elsewhere in this Report, which have been prepared in accordance with U.S. GAAP.

Summary of Our Financial Condition as of September 30, 2018 compared to March 31, 2018

The following table presents some key asset figures:

	March 31, 2018	September 30, 2018
	(in billions)
Total assets	¥300,570.3	¥300,124.3
Net loans	116,271.8	117,028.6
Loans, net of unearned income, unamortized premiums and deferred loan fees	117,035.9	117,663.2
Allowance for credit losses	(764.1)	(634.6)
Investment securities	43,654.2	42,956.4
Available-for-sale debt securities	32,833.1	31,162.5
Held-to-maturity debt securities	3,582.9	4,188.0
Equity securities	7,238.2	7,605.9
Trading account assets	35,186.7	36,087.5
Trading securities	22,601.5	24,426.7
Trading derivative assets	12,585.2	11,660.8
Cash, due from banks and interest-earning deposits in other banks	75,858.1	74,821.0
Cash and due from banks	32,648.4	35,663.9
Interest-earning deposits in other banks	43,209.7	39,157.1
Call loans, funds sold, and receivables under resale agreements	6,622.3	12,143.0
Receivables under securities borrowing transactions	9,268.8	3,113.2

Note:

(1)	Reflects the reclassifications of equity investment securities from “Available-for-sale securities” and “Other investment securities” to a new line-item labeled “Equity securities” within Investment securities in our condensed consolidated balance sheets to report all marketable and nonmarketable equity investment securities separately from Available-for-sale debt securities and Held-to-maturity debt securities as of March 31, 2018. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The decrease in total assets of ¥446.0 billion is primarily due to a decrease in receivables under securities borrowing transactions, partially offset by an increase in call loans, funds sold and receivables under resale agreements.

Total loans outstanding increased ¥627.3 billion to ¥117,663.2 billion as of September 30, 2018 from ¥117,035.9 billion as of March 31, 2018. The average total balance of loans increased ¥585.6 billion to ¥117,910.1 billion for the six months ended September 30, 2018 from ¥117,324.5 billion for the same period of the previous fiscal year. Of the total loans before unearned income, net unamortized premiums and net deferred loan fees as of September 30, 2018, domestic loans represented 55.0%, and foreign loans represented 45.0%. Between March 31, 2018 and September 30, 2018, domestic loans decreased ¥769.3 billion primarily due to decreases in loans to borrowers in the consumer, manufacturing, and wholesale and retail categories. Between the same dates, foreign loans increased ¥1,397.2 billion mainly due to the growth in MUFG Bank’s communication and information services loan portfolio and Krungsri’s automobile loan portfolio.

Total investment securities decreased ¥697.8 billion to ¥42,956.4 billion as of September 30, 2018 from ¥43,654.2 billion as of March 31, 2018. This was primarily due to a reduction in our holding of Japanese government bonds.

Interest-earning deposits in other banks decreased ¥4,052.6 billion to ¥39,157.1 billion as of September 30, 2018 from ¥43,209.7 billion as of March 31, 2018, mainly due to a decrease in deposits received from our corporate clients, resulting in smaller balances of funds deposited with other banks, including the Bank of Japan.

Call loans, funds sold, and receivables under resale agreements increased ¥5,520.7 billion to ¥12,143.0 billion as of September 30, 2018 from ¥6,622.3 billion as of March 31, 2018 mainly due to an increase in receivables under resale agreements. Receivables under securities borrowing transactions decreased ¥6,155.6 billion to ¥3,113.2 billion as of September 30, 2018 from ¥9,268.8 billion as of March 31, 2018. The balance of receivables under resale agreements increased, while the balance of receivables under securities borrowing transactions decreased, in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

The following table presents some key liability figures:

	March 31, 2018	September 30, 2018
	(in billions)
Total liabilities	¥284,924.5	¥284,174.6
Total deposits	195,674.6	192,878.8
Domestic	149,602.1	147,128.0
Overseas	46,072.5	45,750.8
Short-term borrowings	39,024.6	40,041.6
Trading account liabilities	12,222.3	11,826.0
Long-term debt	27,069.6	27,881.2

Total liabilities decreased ¥749.9 billion to ¥284,174.6 billion as of September 30, 2018 from ¥284,924.5 billion as of March 31, 2018. The decrease was mainly due to a decrease in payables under securities lending transactions and a decrease in deposits, partially offset by an increase in call money, funds purchased, and payables under repurchase agreements.

The following table presents some key shareholders’ equity figures:

	March 31, 2018	September 30, 2018
	(in billions)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,970.2	¥15,286.1
Capital Surplus	5,740.2	5,685.4
Retained earnings	5,185.3	8,310.9
Accumulated other comprehensive income, net of taxes(1)	2,477.3	(272.2)

Note:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Capital Ratios

MUFG’s Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio calculated in accordance with Basel III requirements as adopted by the Japanese Financial Services Agency, or the FSA, were 12.02%, 13.67% and 15.82% as of September 30, 2018, respectively, compared to 12.58%, 14.32% and 16.56% as of March 31, 2018, respectively. The lower ratios resulted from an increase in MUFG’s risk-weighted assets primarily reflecting larger floor adjustments. As of September 30, 2018, MUFG was required to maintain minimum Common Equity Tier 1 capital, Tier 1 capital and total capital ratios of 4.50%, 6.00% and 8.00%, respectively, plus a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.02%. The underlying figures for these ratios were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Leverage Ratios

MUFG’s leverage ratio in accordance with Basel III as of September 30, 2018, was 5.05%, compared to 5.01% as of March 31, 2018. The minimum leverage ratio requirement endorsed by the Group of Central Bank Governors and Heads of Supervision is 3.00%, and the minimum leverage ratio expected to be required in Japan as of March 31, 2019 is also 3.00%. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP.

Liquidity Coverage Ratios

MUFG’s Liquidity Coverage Ratio, or LCR, in accordance with Basel III as adopted by the FSA for the three months ended September 30, 2018 was 138.4%, compared to 144.8% for the three months ended March 31, 2018 and 140.3% for the three months ended June 30, 2018. MUFG was required to maintain a minimum LCR of 90% during the period from January 1, 2018 to December 31, 2018. The underlying figures for the ratio were calculated in accordance with Japanese banking regulations.

Business Environment

Our results of operations and financial condition are exposed to changes in various external economic factors, including:

•	general economic conditions,

•	interest rates,

•	foreign currency exchange rates, and

•	stock and real estate prices.

General Economic Conditions

During the six months ended September 30, 2018, the global economy stayed on a moderately improving trend. Uncertainties grew, however, concerning future global economic trends in light of recent changes in economic, monetary and trade policies and geopolitical developments in various jurisdictions, which contributed to increasing uncertainty in the financial market.

Japan’s economy grew at a moderate pace, while showing a mixture of positive and negative trends, during the six-month period ended September 30, 2018. The quarter-on-quarter real gross domestic product, or GDP, growth rate was 0.7% for the quarter ended June 30, 2018, but the rate for the quarter ended September 30, 2018 was negative 0.6% reflecting decreases in private consumption and private non-residential investment. The year-over-year real GDP growth rate was 1.4% for the quarter ended June 30, 2018 and 0.0% for the quarter ended September 30, 2018. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.4% and positive 0.5% on a month-on-month basis and between positive 0.6% and positive 1.3% on a year-over-year basis for the six months ended September 30, 2018. During the same period, the unemployment rate in Japan remained low, declining to 2.3% for September 2018. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2018 and September 2018 was 4,012, a 4.4% decrease from the same period of the previous year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2018 were ¥775 billion, a decrease of 53.4% from the same period of the previous year. The Japanese economy remains subject to increasing public debt, intensifying trade conflicts and global competition, declining domestic population, stagnant private consumption which may further decline once the consumption tax rate is raised from 8.0% to 10.0% in October 2019 as currently expected, and various other factors that could adversely affect its economic growth.

The U.S. economy expanded with the quarter-on-quarter annualized real GDP growth rate being 4.2% for the quarter ended June 30, 2018 and 3.4% for the quarter ended September 30, 2018. The year-over-year real GDP growth rate was 2.9% for the quarter ended June 30, 2018 and 3.0% for the quarter ended September 30, 2018. The U.S. economic growth was supported by the improvement in the labor market, higher wages and increased corporate production activities. The unemployment rate decreased to 3.7% in September 2018 from 4.2% in September 2017. However, the long-term prospects of the U.S. economy remain uncertain in light of the changes in the government’s economic, monetary, trade and foreign relations policies under the Trump administration, and various other factors.

The Eurozone’s economic growth continued at a slow rate with the quarter-on-quarter real GDP growth rate being 0.4% for the quarter ended June 30, 2018 and 0.2% for the quarter ended September 30, 2018. The year-over-year real GDP growth rate was 2.2% for the quarter ended June 30, 2018 and 1.7% for the quarter ended September 30, 2018. The unemployment rate in the Eurozone declined during the six months ended September 30, 2018 to 8.1% in September 2018. The Eurozone economy remains subject to various uncertainties, including the process and ramifications of the United Kingdom’s withdrawal from the European Union and the concern over Italy’s fiscal policy and health.

In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrialized Economies) generally improved but the economic growth remained relatively modest during the six months ended September 30, 2018. In Thailand, economic conditions moderately improved during the six months ended September 30, 2018, with some signs of positive impact on the financial performance of consumers and small and medium-sized enterprises. Thailand’s quarter-on-quarter real GDP growth rate was 0.9% for the quarter ended June 30, 2018 and 0.0% for the quarter ended September 30, 2018. Thailand’s year-over-year real GDP growth rate was 4.6% for the quarter ended June 30, 2018 and 3.3% for the quarter ended September 30, 2018. China’s quarter-on-quarter real GDP growth rate was 1.7% for the quarter ended June 30, 2018 and 1.6% for the quarter ended September 30, 2018. China’s year-over-year real GDP growth rate was 6.7% for the quarter ended June 30, 2018 and 6.5% for the quarter ended September 30, 2018. The quarter-on-quarter real GDP growth rates of Indonesia and the Philippines were 4.2% and 1.5%, respectively, for the quarter ended June 30, 2018, and 3.1% and 1.4%, respectively, for the quarter ended September 30, 2018. The year-over-year real GDP growth rates of Indonesia and the Philippines were 4.6%, 5.3% and 6.2%, respectively, for the quarter ended June 30, 2018, and 5.2% and 6.1%, respectively, for the quarter ended September 30, 2018. Although some economies in ASEAN and NIEs grew at relatively high rates, uncertainties still remain in light of, among other things, intensifying trade conflicts, and geopolitical issues.

Interest Rates

Interest rates remained at historically low levels in Japan. The yield on 10-year Japanese government bonds fluctuated between 0.025% and 0.133% during the six-month period ended September 30, 2018. The Bank of Japan adopted its “quantitative and qualitative monetary easing” policy in April 2014 and commenced its “quantitative and qualitative monetary easing with negative interest rates” policy in January 2016. Under this policy, aiming to achieve the price stability target of 2.0%, the Bank of Japan applied a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, while increasing the Bank of Japan’s aggregate holding of Japanese government bonds by approximately ¥80 trillion each year. In September 2016, the Bank of Japan announced a new “quantitative and qualitative monetary easing with yield curve control” policy, adding to its monetary policy a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent. In July 2018, the Bank of Japan slightly modified its monetary policy by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. The yield on 10-year Japanese government bonds was 0.04% on March 30, 2018 and 0.12% on September 28, 2018. The yield currently fluctuates around negative 0.04%.

In the United States, the FRB raised the target range for the federal funds rate to between 1.75% and 2.00% in June 2018, to between 2.00% and 2.25% in September 2018, and then to between 2.25% to 2.50% in December 2018. The 10-year U.S. Treasury bond yield increased to 3.06% at the end of September 2018 from 2.74% at the end of March 2018, while fluctuating between 2.73% and 3.11% during the period. The yield currently fluctuates around 2.55%.

The yield on 10-year German Bunds decreased to 0.470% at the end of September 2018 from 0.497% at the end of March 2018, while fluctuating between 0.26% and 0.645% during the period. The yield currently fluctuates around 0.15%. The yield on 10-year French Obligations Assimilables du Trésor increased to 0.804% at the end of September 2018 from 0.721% at the end of March 2018, while fluctuating between 0.618% and 0.907% during the period. The yield currently fluctuates around 0.65%.

Foreign Currency Exchange Rates

The Japanese yen depreciated against the U.S. dollar to ¥113.70 to the U.S. dollar on September 28, 2018 from ¥106.28 to the U.S. dollar on March 30, 2018, while fluctuating between ¥105.89 to the U.S. dollar and ¥113.70 to the U.S. dollar during the period. The Japanese yen has since been fluctuating around ¥108.30 to the U.S. dollar.

The Japanese yen depreciated against the euro to ¥131.93 to the euro on September 28, 2018 from ¥130.97 to the euro on March 30, 2018, while fluctuating between ¥125.51 to the euro and ¥133.11 to the euro during the period. The Japanese yen has since been fluctuating around ¥123.30 to the euro.

The Japanese yen depreciated against the Thai baht to ¥3.52 to the Thai baht on September 28, 2018 from ¥3.41 to the Thai baht on March 30, 2018, while fluctuating between ¥3.32 to the Thai baht to ¥3.52 to the Thai baht during the period. The Japanese yen has since been fluctuating around ¥3.38 to the Thai baht.

Stock and Real Estate Prices

The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased to ¥24,120.04 on September 30, 2018 from ¥21,454.30 on March 30, 2018, while fluctuating between ¥21,292.29 and ¥24,120.04 during the period. The Japanese stock market was positively affected by the stock price momentum in the United States during the six months ended September 30, 2018. The closing price of the Nikkei Stock Average has since been fluctuating around ¥19,600.

According to the latest land price survey conducted by the Japanese government, between July 1, 2017 and July 1, 2018, the average residential land price in Japan declined 0.3%, and the average commercial land price in Japan increased 1.1%. In the three major metropolitan areas of Tokyo, Osaka and Nagoya, between July 1, 2017 and July 1, 2018, the average residential land price increased 0.7% and the average commercial land price also increased 4.2%. In the local regions of Japan, which consist of regions other than the three major metropolitan areas, between July 1, 2017 and July 1, 2018, the average residential land price decreased 0.8% and the average commercial land price also decreased 0.1%.

Recent Developments

Between April 1, 2018 and the date of this report, we continued to pursue a strategy to improve our operational efficiency and financial performance and achieve sustainable growth. We sought to strengthen our management structure, while selectively reviewing and considering growth opportunities that will enhance our global competitiveness. We also continued to monitor regulatory developments and pursue prudent transactions that would create a strong capital structure to enable us to contribute to the real economy, both domestically and globally, as a provider of a stable source of funds and high quality financial services. In addition, in order to respond to the increasingly complex market and legal risks, we continued to endeavor to enhance our compliance and internal control frameworks. Starting in the current fiscal year ending March 31, 2019, we launched our new three-year medium-term business plan, under which we aim to integrate the expertise and capabilities of our subsidiaries to build a foundation for future growth.

Implementation of Share Repurchase Programs and Cancellation of Purchased Shares

During November 2018 and December 2018, we repurchased 159,836,800 shares of our common stock for ¥99,999,974,078 under a share repurchase program that was adopted in November 2018 and completed in December 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 200,000,000 shares of our common stock and an aggregate of ¥100.0 billion between November 14, 2018 and December 31, 2018 and to cancel the repurchased shares. We plan to cancel all of the repurchased shares on January 22, 2019. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2018, we estimate that the repurchased shares would result in a decline in each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio by approximately 0.1 percentage point.

During May 2018 and June 2018, we repurchased 72,420,700 shares of our common stock for ¥49,999,969,714 under a share repurchase program that was adopted in May 2018 and completed in June 2018. Under the program, we were authorized by the Board of Directors to repurchase up to the lesser of an aggregate of 100,000,000 shares of our common stock and an aggregate of ¥50.0 billion between May 16, 2018 and June 30, 2018 and to cancel the repurchased shares. We cancelled all of the repurchased shares on July 20, 2018.

The purposes of the above two share repurchase programs were to enhance shareholder value, to improve our capital efficiency and to allow the implementation of flexible capital policies in response to changes in the business environment.

Issuances of Senior Debt Securities for TLAC Purposes

During and after the six months ended September 30, 2018, we issued $7.7 billion, or ¥876.7 billion, €1.0 billion, or ¥130.5 billion, and HK$0.3 billion, or ¥4.4 billion, aggregate principal amount of senior notes that were intended to qualify as Total Loss Absorbing Capacity, or TLAC, debt. We estimate the ratio of our TLAC debt to our risk-weighted assets to be 17.4% and the ratio of our TLAC debt to the applicable Basel III leverage ratio denominator to be 7.9% as of September 30, 2018 under the Financial Stability Board’s TLAC standard. Under this standard, we are required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator by January 1, 2019, and not less than 18% of its risk-weighted assets and 6.75% of the applicable Basel III leverage ratio denominator by January 1, 2022. In Japan, we are expected to be required to hold TLAC debt in an amount not less than 16% of our risk-weighted assets and 6% of the applicable Basel III leverage ratio denominator on March 31, 2019. We plan to issue additional senior debt securities intended to qualify as TLAC debt to meet the requirements. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Redemption of Preferred Securities Issued by Special Purpose Company

In December 2018, we decided to redeem in full ¥222.0 billion of Japanese yen-denominated non-cumulative preferred securities issued by an overseas special purpose company in the Cayman Islands called MUFG Capital Finance 7 Limited. The effective date of the planned redemption is January 25, 2019. Based on the Japanese GAAP information used to calculate our capital ratios as of September 30, 2018, we estimate that the planned redemption would result in a decline in each of our Tier 1 capital ratio and our total capital ratio by approximately 0.1 percentage point.

Issuances of Basel III-Compliant Domestic Subordinated Bonds

In December 2018, we issued, in a public offering in Japan, ¥155.0 billion aggregate principal amount of unsecured perpetual subordinated Additional Tier 1 notes. These notes are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125%, when we are deemed to be at risk of becoming non-viable or when we become subject to bankruptcy proceedings, but, following any write-down, the principal may be reinstated to the extent permitted by the Japanese banking regulator. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Strategic Investment in Bank Danamon in Indonesia

In December 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. and other affiliated entities to acquire their equity interests in PT Bank Danamon Indonesia, Tbk, or Danamon, subject to applicable regulatory approvals. This strategic acquisition of Danamon is being executed in three steps. In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon on December 29, 2017 for an aggregate purchase price of IDR 15.875 trillion, or ¥133.4 billion, based on a price of IDR 8,323, or ¥70, per share. In Step 2, MUFG Bank acquired an additional 20.1% equity interest on August 3, 2018 for an aggregate purchase price of IDR 17.187 trillion, or ¥132.3 billion, based on a price of IDR 8,921, or ¥69, per share. As a result, MUFG Bank’s equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting to its investment in Danamon during the six months ended September 30, 2018. MUFG Bank intends to seek the necessary approvals to increase its equity interest in Danamon above 40% in a transaction that is designed to provide an opportunity for all of the other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG Bank. Upon the closing of this Step 3, MUFG Bank aims to increase its equity interest in Danamon to above 73.8%.

This investment is part of our strategic plan to expand our presence in Asia and Oceania and contribute to the economic growth in the region. The investment is expected to enable us to leverage our financial strength, relationships with Japan’s leading companies, and global network as well as our product and sectorial expertise to further enhance our growth strategy. In our capacity as a long-term shareholder, we aim to build on Danamon’s established and respected brand franchise to foster synergies and enhance Danamon’s position as a leading and prominent Indonesian bank that remains committed to delivering high quality services to its customers.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise, and corporate customers, with a network of approximately 1,800 offices in Indonesia. Asia Financial (Indonesia) Pte. is a wholly-owned subsidiary of Fullerton Financial Holdings Pte. Ltd. and makes strategic investments and maintains operations in the financial and related services sector of emerging markets. Fullerton Financial Holdings Pte. is a wholly owned portfolio company of Temasek Holdings (Private) Limited, an investment company headquartered in Singapore.

Agreement to Acquire Shares in Colonial First State Group Limited Subsidiaries

In October 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia, or CBA, and its wholly-owned subsidiary Colonial First State Group Limited, or CFSGL, to acquire 100% of the shares in each of nine subsidiaries of CFSGL, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management, or CFSGAM, from CFSGL for an aggregate purchase price of approximately AU$4.0 billion, or ¥328 billion, subject to certain conditions precedent, including required regulatory approvals. The purpose of this transaction is to enhance Mitsubishi UFJ Trust and Banking’s asset management capabilities and product competitiveness in the global asset management market. The transaction is currently expected to be completed in mid-2019.

Functional Realignment of Subsidiaries

In April 2018, Mitsubishi UFJ Trust and Banking’s corporate loan-related businesses were transferred to MUFG Bank. As a result, the corporate loan-related businesses within the Group are currently concentrated at MUFG Bank.

Also in April 2018, Mitsubishi UFJ Trust and Banking acquired MUFG Bank’s 15% equity interest and Mitsubishi UFJ Securities Holding’s 34% equity interest in Mitsubishi UFJ Kokusai Asset Management Co., Ltd. to make the asset management company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. The acquisition followed the transfer to Mitsubishi UFJ Trust and Banking of the shares of Mitsubishi UFJ Investor Services & Banking (Luxembourg) S.A. held by MUFG Bank in May 2017 to make the Luxembourg company a wholly owned subsidiary of Mitsubishi UFJ Trust and Banking. As a result, Mitsubishi UFJ Trust and Banking currently operates as the Group’s primary asset management and administration subsidiary, and seeks to further strengthen its real estate, pension and estate administration services.

The realignment of these functions of our subsidiaries was executed as part of our strategy to increase effectiveness in accumulating and applying the expertise of our subsidiaries and to enhance efficiency in offering and providing a diverse array of sophisticated financial products and services to customers through collaboration among our subsidiaries. See “Item 4.B—Information on the Company—Business Overview” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Sale of Shares in Banco Bradesco SA

In April 2018, MUFG Bank sold a portion of its equity interest in Banco Bradesco SA, a Brazil-based universal banking group in Latin America, for approximately 1,411million Brazilian Real, or approximately ¥45.3 billion. Although MUFG Bank’s shareholding ratio decreased to 1.25% as a result of the transaction, Bradesco remains our important alliance partner in the Latin American region and continues to collaborate with MUFG Bank in a broad range of business areas.

Critical Accounting Estimates

Our unaudited condensed consolidated financial statements included elsewhere in this Report are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, impairment of investment securities, allowance for repayment of excess interest, income taxes (including valuation of deferred tax assets), accounting for goodwill and intangible assets, accrued severance indemnities and pension liabilities, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Accounting Changes and Recently Issued Accounting Pronouncements

See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Results of Operations

The following table sets forth a summary of our results of operations for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions)
Interest income	¥1,602.1	¥1,818.9
Interest expense	481.9	685.8

Net interest income	1,120.2	1,133.1

Reversal of credit losses	186.6	71.0
Non-interest income	1,077.4	899.7
Non-interest expense	1,369.8	1,408.0

Income before income tax expense	1,014.4	695.8
Income tax expense	234.3	143.2

Net income before attribution of noncontrolling interests	¥780.1	¥552.6
Net loss attributable to noncontrolling interests	(10.6)	(0.7)

Net income attributable to Mitsubishi UFJ Financial Group	¥790.7	¥553.3

Major components of our net income attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2018 are discussed in further detail below.

Net Interest Income

The following table is a summary of the annualized interest rate spread for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017			2018
	Average balance	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate (Annualized)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥144,134.7	¥519.5	0.72%	¥145,909.4	¥532.9	0.73%
Foreign	93,455.0	1,082.6	2.31	93,964.3	1,286.0	2.73

Total	¥237,589.7	¥1,602.1	1.34%	¥239,873.7	¥1,818.9	1.51%

Financed by:
Interest-bearing liabilities:
Domestic	¥171,172.2	¥(176.4)	0.21%	¥173,408.3	¥(230.8)	0.27%
Foreign	59,995.1	(305.5)	1.02	60,288.7	(455.0)	1.51

Total	231,167.3	(481.9)	0.42	233,697.0	(685.8)	0.59
Non-interest-bearing liabilities	6,422.4			6,176.7

Total	¥237,589.7		0.40%	¥239,873.7		0.57%

Net interest income and interest rate spread		¥1,120.2	0.92%		¥1,133.1	0.92%
Net interest income as a percentage of total interest-earning assets			0.94%			0.94%

Net interest income is a function of:

•	the amount of interest-earning assets,

•	the amount of interest-bearing liabilities,

•	the general level of interest rates,

•	the so-called “spread,” or the difference between the rate of interest earned on interest-earning assets and the rate of interest paid on interest-bearing liabilities, and

•	the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity.

Net interest income increased ¥12.9 billion to ¥1,133.1 billion for the six months ended September 30, 2018 from ¥1,120.2 billion for the six months ended September 30, 2017. The increase was primarily attributable to higher interest rates on, and larger volumes of, foreign interest-earning assets. In the United States, both long-term and short-term interest rates were higher for the six months ended September 30, 2018, compared to the same period of the previous fiscal year. Our annualized average interest rate spread (which is the annualized average interest rate on interest-earning assets less the annualized average interest rate on interest-bearing liabilities) for the six months ended September 30, 2018 was 0.92%, remaining at the same level as the spread for the same period of the previous fiscal year.

Interest income increased ¥216.8 billion to ¥1,818.9 billion for the six months ended September 30, 2018 from ¥1,602.1 billion for the same period of the previous fiscal year. Domestic interest income increased ¥13.4 billion mainly due to higher interest rates on domestic loans, reflecting higher long-term interest rates in Japan. Foreign interest income increased ¥203.4 billion primarily due to higher interest rates on, and larger volumes of, foreign loans, particularly in the United States.

Interest expense increased ¥203.9 billion to ¥685.8 billion for the six months ended September 30, 2018 from ¥481.9 billion for the same period of the previous fiscal year. Domestic interest expense increased ¥54.4 billion primarily due to higher interest rates on call money, funds purchased, and payables under repurchase agreements and securities lending transactions, reflecting higher U.S. short-term interest rates. Foreign interest expense increased ¥149.5 billion mainly due to higher interest rates on foreign deposits and on call money, funds purchased, and payables under repurchase agreements and securities lending transactions, reflecting higher long-term and short-term interest rates in the United States.

Our annualized average interest rate spread for the six months ended September 30, 2018 was 0.92%, remaining at the same level as the spread for the six months ended September 30, 2017. Between the same periods, the annualized average interest rate spread on domestic activities decreased five basis points to 0.46% from 0.51%, while the annualized average interest rate spread on foreign activities decreased seven basis points to 1.22% from 1.29%. The decrease in the annualized average interest rate spread on domestic activities primarily reflected the increases in interest rates on call money, funds purchased, and payables under repurchase agreements and securities lending transactions, while the increases in interest rates on interest-earning assets in Japan were comparatively smaller. The decrease in the annualized average interest rate spread on foreign activities mainly reflected higher interest rates on foreign deposits, more than offsetting the impact of higher lending rates and higher interest rates on foreign deposits in other banks.

The yield on 10-year Japanese government bonds fluctuated between 0.025% and 0.133% during the six-month period ended September 30, 2018, compared to between negative 0.009% to positive 0.104% during the same period of the previous fiscal year. In July 2018, the Bank of Japan slightly modified its monetary policy, which included negative 0.1 percent interest on the Policy-Rate Balances and a Japanese government bond purchase program with an aim to keep the yield of 10-year Japanese government bonds around zero percent, by adopting forward guidance on interest rates and adding language in its policy statement that long-term interest rates may fluctuate depending on economic and price developments. As a result, long-term interest rates may fluctuate to a larger extent, causing additional uncertainty in the long-term interest rate market in Japan. In the United States, the FRB raised the target range for the federal funds rate to between 1.75% to 2.00% in June 2018 and further to between 2.00% to 2.25% in September 2018. The FRB raised the target range again to between 2.25% to 2.50% in December 2018 and is expected to raise it further in 2019, which may provide an opportunity to improve our interest rate spread but which may adversely impact the value of some of our interest-earnings assets and the costs relating to some of our interest-bearing liabilities. See “—Business Environment.”

The average balance of interest-earning assets increased ¥2,284.0 billion to ¥239,873.7 billion for the six months ended September 30, 2018 from ¥237,589.7 billion for the six months ended September 30, 2017. The average balance of domestic interest-earning assets increased ¥1,774.7 billion mainly due to an increase in the average balance of our interest-earning deposits in other banks particularly because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received on sales and redemption of Japanese government bonds as the subsidiaries reduced their holdings of such bonds. The higher average balance of domestic interest-earning assets was also due to an increase in the average balance of investment securities, particularly marketable equity securities reflecting generally higher equity prices in Japan. The average balance of foreign interest-earning assets increased ¥509.3 billion mainly due to an increase in the average balance of loans. This increase was partially offset by a decrease in trading account assets, particularly U.S. Treasury bonds, as interest rates rose in the United States.

The average balance of interest-bearing liabilities increased ¥2,529.7 billion to ¥233,697.0 billion for the six months ended September 30, 2018 from ¥231,167.3 billion for the six months ended September 30, 2017. The average domestic interest-bearing liabilities increased ¥2,236.1 billion mainly due to an increase in the average balance of domestic deposits. The average foreign interest-bearing liabilities increased ¥293.6 billion mainly due to an increase in the average balance of other short-term borrowings, including such borrowings through commercial paper.

Provision for (reversal of) credit losses

Provision for (reversal of) credit losses is charged to operations to maintain the allowance for credit losses at a level deemed appropriate by management. For more information on our provision for (reversal of) credit losses and a description of the approach and methodology used to establish the allowance for credit losses, see “Financial Condition—Loan Portfolio.”

Non-Interest Income

The following table is a summary of our non-interest income for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions)
Fees and commissions income:
Fees and commissions on deposits	¥27.1	¥26.6
Fees and commissions on remittances and transfers	82.9	84.3
Fees and commissions on foreign trading business	37.0	35.4
Fees and commissions on credit card business	103.0	110.2
Fees and commissions on security-related services	127.2	119.0
Fees and commissions on administration and management services for investment funds	80.6	74.9
Trust fees	55.1	57.5
Guarantee fees	21.6	22.2
Insurance commissions	25.3	23.5
Fees and commissions on real estate business	18.1	17.9
Other fees and commissions	124.0	133.9

Total	701.9	705.4
Foreign exchange losses—net	(3.0)	(99.4)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts	(192.9)	(227.8)
Net profits (losses) on trading account securities, excluding derivatives	262.3	(104.6)

Total	69.4	(332.4)
Investment securities gains—net:
Net gains on sales of available-for-sale securities:
Debt securities	74.6	14.3
Marketable equity securities	101.1	—
Impairment losses on available-for-sale securities:
Debt securities	(0.1)	(0.1)
Marketable equity securities	(6.0)	—
Net gains from marketable equity securities(1)	—	398.0
Other	6.5	10.8

Total	176.1	423.0
Equity in earnings of equity method investees—net	88.7	140.0
Other non-interest income	44.3	63.1

Total non-interest income	¥1,077.4	¥899.7

Note:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net gains from marketable equity securities. This new guidance is not applied retrospectively to the six months ended September 30, 2017. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report. For the six months ended September 30, 2018, net gains on marketable equity securities include net gains on sales of marketable equity securities.

Non-interest income consists of the following:

Fees and commissions income

Fees and commissions income consist of the following:

•	Fees and commissions on deposits consist of fees and commissions charged for ATM transactions and other deposit and withdrawal services.

•	Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement services such as domestic fund remittances, including those made through electronic banking.

•	Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and financing services related to foreign trading business activities.

•

Fees and commissions on credit card business consist of fees and commissions related to the credit card business such as interchange income, annual fees, royalty and other service charges from franchisees.

•

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities, including investment funds, underwriting, brokerage and advisory services, securitization arrangement services, and agency services for the calculation and payment of dividends.

•	Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned on managing investment funds on behalf of clients.

•	Trust fees consist primarily of fees earned on fiduciary asset management and administration services for corporate pension plans and investment funds.

•	Guarantee fees consist of fees related to the guarantee business, including those charged for providing guarantees on residential mortgage loans and other loans.

•	Insurance commissions consist of commissions earned by acting as an agent for insurance companies for the sale of insurance products.

•	Fees and commissions on real estate business primarily consist of fees from real estate agent services.

•	Other fees and commissions include various fees and commissions, such as arrangement fees and agent fees, other than the fees mentioned above.

Net foreign exchange gains (losses)

Net foreign exchange gains (losses) consist of the following:

•

Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes. For more information on our derivative contracts, see Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

•

Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each fiscal year. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.

•

Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. For more information on the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net trading account profits (losses)

Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:

•

trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and

•

trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.

Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the six months ended September 30, 2018.

We generally do not separate for financial reporting purposes customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.

Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.

Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:

•

Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•	Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•	Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to their transactions, and to diversify our portfolio; and

•	Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.

Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.

Net profits (losses) on trading account securities, excluding derivatives, consist of:

•

Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.

•

Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules. For more information on the fair value option, see Note 18 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Net investment securities gains (losses)

Net investment securities gains (losses) include net gains (losses) on sales of marketable securities, particularly debt securities and marketable equity securities. Impairment losses are recognized and offset net investment securities gains when management concludes that declines in the fair value of investment securities are other than temporary. In addition, as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, unrealized gains (losses), or holding gains (losses), on equity investments are reflected in net gains from marketable equity securities. This new guidance is not applied retrospectively to the six months ended September 30, 2017. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Six months ended September 30, 2018 compared to Six months ended September 30, 2017

Non-interest income decreased ¥177.7 billion to ¥899.7 billion for the six months ended September 30, 2018 from ¥1,077.4 billion for the six months ended September 30, 2017. This decrease was mainly attributable to a ¥366.9 billion decrease in net profits on trading account securities, excluding derivatives, which reflected the lower values of trading account securities under the fair value option, particularly U.S. Treasury bonds. This was partially offset by a ¥246.9 billion increase in net investment securities gains resulting from our adoption of new accounting guidance.

Fees and commissions income

Fees and commissions income increased ¥3.5 billion to ¥705.4 billion for the six months ended September 30, 2018 from ¥701.9 billion for the same period of the previous fiscal year. The increase was primarily due to higher fees and commissions on credit card business, reflecting an increase in payment processing fees and an increase in credit card issuance fees as credit card use grew in Japan. Other fees and commissions income also increased, reflecting higher other fees and commissions income, including a refund of overpaid consumption tax in our commercial banking subsidiaries. These higher fees and commissions were partially offset by a decrease in fees and commissions on security-related services mainly due to lower volumes of selling and buying transactions by retail customers.

Net foreign exchange gains (losses)

The following table sets forth the details of our foreign exchange gains and losses for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(158.6)	¥(292.4)
Net foreign exchange losses on other than derivative contracts	(305.3)	(445.9)
Net foreign exchange gains related to the fair value option	460.9	638.9

Total	¥(3.0)	¥(99.4)

Net foreign exchange losses for the six months ended September 30, 2018 were ¥99.4 billion, compared to net losses of ¥3.0 billion for the six months ended September 30, 2017. This was due to larger net foreign exchange losses on other than derivative contracts. This was due to larger net foreign exchange losses on other than derivative contracts, reflecting the negative impact of fluctuations in the foreign currency exchange rates on the Japanese yen translated amounts of monetary liabilities of our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2018 and September 30, 2018. The larger total net foreign exchange losses also resulted from larger net foreign exchange losses on derivative contracts mainly due to lower mark to market valuation on currency swaps entered in connection with our U.S. dollar funding, reflecting the wider gap between Japanese yen interest rates and U.S. dollar interest rates. The larger losses on net foreign exchange losses on other than derivative contracts and derivative contracts were substantially offset by an increase in net foreign exchange gains on trading account securities, such as U.S. Treasury bonds, related to the fair value option as the Japanese yen depreciated against the U.S. dollar to a greater extent during the six months ended September 30, 2018, compared to the same period of the previous fiscal year.

Net trading account profits (losses)

The following table sets forth details of our trading account profits and losses for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions)
Trading account profits (losses)—net:
Net losses on interest rate and other derivative contracts
Interest rate contracts	¥(8.0)	¥(53.3)
Equity contracts	(146.1)	(114.9)
Commodity contracts	0.2	0.1
Credit derivatives	(0.9)	(4.6)
Other	(38.1)	(55.1)

Total	(192.9)	(227.8)

Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	171.7	52.8
Trading account securities under the fair value option	90.6	(157.4)

Total	262.3	(104.6)

Total	¥69.4	¥(332.4)

We recorded net trading account losses of ¥332.4 billion for the six months ended September 30, 2018, compared to net trading account profits of ¥69.4 billion for the six months ended September 30, 2017. This decrease was mainly due to ¥104.6 billion of net losses on trading account securities, excluding derivatives, for the six months ended September 30, 2018, compared to ¥262.3 billion of net profits on such securities for the same period of the previous fiscal year. This was mainly due to the lower values of trading account securities under the fair value option, particularly U.S. Treasury bonds, as interest rates rose in the United States. In addition, net profits on trading account securities decreased mainly due to reduction in client activity caused by growing concerns over global geopolitical issues and by the negative impact of the FSA’s administrative action against Mitsubishi UFJ Morgan Stanley Securities in July 2018.

Net trading account losses on interest rate and other derivative contracts were ¥227.8 billion for the six months ended September 30, 2018 compared to net trading account losses on such contracts of ¥192.9 billion for the same period of the previous fiscal year. This was mainly due to larger losses on interest rate contracts, partially offset by smaller losses on equity contracts. The larger losses on interest rate contracts reflected higher long-term interest rates in the United States and Japan during the six months ended September 30, 2018 compared to the same period of the previous fiscal year.

Net investment securities gains (losses)

Net investment securities gains increased ¥246.9 billion to ¥423.0 billion for the six months ended September 30, 2018 from ¥176.1 billion for the same period of the previous fiscal year. The increase was primarily due to ¥398.0 billion of net gains from marketable equity securities recorded as a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018. Under this guidance, equity securities are measured at fair value, and the unrealized gains (losses), or holding gains (losses), on such securities are reported as net investment securities gains (losses) in our consolidated statements of income. This new guidance is not applied retrospectively to the six months ended September 30, 2017. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The net gains from marketable equity securities for the six months ended September 30, 2018 reflected higher equity prices in Japan. The net gains from marketable equity securities also included the net gains on sales of marketable equity securities.

Equity in earnings of equity method investees

Equity in earnings of equity method investees increased ¥51.3 billion to ¥140.0 billion for the six months ended September 30, 2018 from ¥88.7 billion for the same period of the previous fiscal year, reflecting higher earnings of our equity method investees, especially at Morgan Stanley.

Non-Interest Expense

The following table shows a summary of our non-interest expense for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions)
Salaries and employee benefits(1)	¥568.3	¥577.9
Occupancy expenses—net	88.6	88.5
Fees and commissions expenses	146.6	155.5
Outsourcing expenses, including data processing	136.3	137.9
Depreciation of premises and equipment	46.2	44.7
Amortization of intangible assets	116.9	114.5
Impairment of intangible assets	16.6	0.7
Insurance premiums, including deposit insurance	45.1	46.7
Communications	28.2	29.5
Taxes and public charges	45.1	51.8
Other non-interest expenses(1)	131.9	160.3

Total non-interest expense	¥1.369.8	¥1,408.0

Note:

(1)	As a result of our adoption of new guidance on the presentation of net periodic pension cost and net periodic postretirement benefit cost on April 1, 2018 on a retrospective basis, the service cost component continues to be presented in Salaries and employee benefits while other components of net pension benefit or cost (e.g., interest cost on projected benefit obligation, actual return on plan assets, amortization of prior service cost) are now presented in Other non-interest expenses. For more information, see Notes 1 and 7 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Non-interest expense consists of:

•	salaries and employee benefits, which include the amount of money paid as salaries and bonuses as well as the cost of fringe-benefits,

•	occupancy expenses—net, which include the amount of money paid as rents for offices and other facilities,

•	fees and commissions expenses, which include the amount of money paid as fees and commissions on services received,

•	outsourcing expenses, including data processing, which include the amount of money paid for the outsourcing services, including IT-related services,

•	depreciation of premises and equipment, which includes the depreciation of the value of buildings, equipment and furniture through the passage of time,

•	amortization of intangible assets, which includes the amount of deductions of the cost of investments in software and other intangible assets over their estimated useful lives,

•	impairment of intangible assets, which includes the amount of reductions in the carrying amounts of intangible assets with indefinite useful lives in excess of their fair values,

•

insurance premiums, including deposits insurance, which include the amount of money paid as the insurance premiums including the deposit insurance premiums paid to the Deposit Insurance Corporation of Japan

•	communications, which include the amount of money paid for communications such as postal services and telecommunications,

•	taxes and public charges, which include the amount of tax payments and other public charges, and

•	other non-interest expenses.

Non-interest expense increased ¥38.2 billion to ¥1,408.0 billion for the six months ended September 30, 2018 from ¥1,369.8 billion for the same period of the previous fiscal year. Major factors affecting this increase are discussed below.

Salaries and employee benefits

Salaries and employee benefits increased ¥9.6 billion to ¥577.9 billion. The increase was mainly attributable to the impact of higher headcount in MUFG Americas Holdings. The increase was also attributable to an increase in salaries at Krungsri primarily reflecting a higher salary per employee driven by larger volumes of business.

Fees and commissions expenses

Fees and commissions expenses increased ¥8.9 billion to ¥155.5 billion. This increase was primarily attributable to higher expenses for our consumer finance business resulting from larger volumes of business and system integration.

Impairment on intangible assets

Impairment on intangible assets decreased ¥15.9 billion to ¥0.7 billion. In the previous six-months ended September 30, 2017, we recorded ¥11.1 billion of impairment losses on the acquired customer base of Mitsubishi UFJ Trust and Banking’s overseas subsidiary as we revised our future cash flow estimation relating to the subsidiary’s customer relationships.

Other non-interest expenses

Other non-interest expenses increased ¥28.4 billion to ¥160.3 billion. The increase was mainly attributable to larger provision for off-balance sheet credit instruments primarily relating to commitments and guarantees to a large borrower that experienced financial difficulty in the six months ended September 30, 2018.

Income Tax Expense

The following table shows a summary of our income tax expense for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in billions, except percentages)
Income before income tax expense	¥1,014.4	¥695.8
Income tax expense	234.3	143.2
Effective income tax rate	23.1%	20.6%
Combined normal effective statutory tax rate	30.6%	30.6%

Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2017 and 2018, respectively. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.

For the six months ended September 30, 2018, the effective income tax rate was 20.6%, which was 10.0 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This was partly due to our receipt of nontaxable dividends, which resulted in a decrease of ¥48.8 billion in income tax expense and a decrease of 7.0 percentage points in the effective income tax rate for the six months ended September 30, 2018. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credit, which resulted in a decrease of ¥23.4 billion in income tax expense and a decrease of 3.4 percentage points in the effective income tax rate for the six months ended September 30, 2018.

For the six months ended September 30, 2017, the effective income tax rate was 23.1%, which was 7.5 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This primarily reflected a reduction in valuation allowance to the extent that it was more likely than not that the deferred tax assets would be realized mainly because a subsidiary was added to our consolidated tax payment system during the six months ended September 30, 2017 after it was fully consolidated into our financial statements.

Business Segment Analysis

We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of income, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented.

Starting this six-month period ended September 30, 2018, as part of our current medium-term business plan, we have reorganized our business groups in an effort to further integrate the expertise and capabilities of our subsidiaries to respond to the needs of our customers more effectively and efficiently. We make and execute unified group-wide strategies based on customer characteristics and the nature of business and have accordingly integrated the operations of our group companies into six business groups—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets. Our reporting segments consist of these six business groups, which serve as the core sources of our revenue, as well as “Other,” which represents the operations that are not covered under the six core business groups and the elimination of duplicated amounts of net revenues among business segments, as further described below.

The following is a brief explanation of our business segments:

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies.

Global Corporate & Investment Banking Business Group—Covers the corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Other—Consisted mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2017 and 2018.

For further information, see Note 17 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following tables set forth our business segment information for the six months ended September 30, 2017 and 2018:

	Customer Business
Six months ended September 30, 2017	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total(1)
	(in billions)
Net revenue	¥766.9	¥252.2	¥195.3	¥314.5	¥93.1	¥1,622.0	¥373.9	¥41.3	¥2,037.2
BK and TB(2):	382.9	214.1	124.7	(1.5)	41.7	761.9	278.4	69.3	1,109.6
Net interest income	234.0	77.8	48.6	(1.5)	—	358.9	121.9	111.6	592.4
Net fees	133.6	109.0	78.0	—	41.7	362.3	(9.3)	(34.9)	318.1
Other	15.3	27.3	(1.9)	—	—	40.7	165.8	(7.4)	199.1
Other than BK and TB	384.0	38.1	70.6	316.0	51.4	860.1	95.5	(28.0)	927.6
Operating expenses	609.5	148.8	122.6	227.4	58.7	1,167.0	113.9	79.3	1,360.2

Operating profit (loss)	¥157.4	¥103.4	¥72.7	¥87.1	¥34.4	¥455.0	¥260.0	¥(38.0)	¥677.0

Notes:

(1)	Prior period business segment information has been restated to reflect the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank. In accordance with internal management accounting rules and practices, the transfer resulted in a decrease of the total operating profit by ¥11.8 billion for the six months ended September 30, 2017.
(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

	Customer Business
Six months ended September 30, 2018	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Net revenue	¥754.5	¥260.5	¥200.6	¥343.8	¥104.4	¥1,663.8	¥258.3	¥12.1	¥1,934.2
BK and TB(1):	363.3	203.7	136.5	(0.9)	49.0	751.6	166.2	97.5	1,015.3
Net interest income	233.1	75.6	57.9	(0.9)	—	365.7	103.7	189.8	659.2
Net fees	115.4	98.9	78.3	—	49.0	341.6	(9.1)	(31.1)	301.4
Other	14.8	29.2	0.3	—	—	44.3	71.6	(61.2)	54.7
Other than BK and TB	391.2	56.8	64.1	344.7	55.4	912.2	92.1	(85.4)	918.9
Operating expenses	608.8	144.9	123.4	239.5	60.6	1,177.2	113.1	73.4	1,363.7

Operating profit (loss)	¥145.7	¥115.6	¥77.2	¥104.3	¥43.8	¥486.6	¥145.2	¥(61.3)	¥570.5

Note:

(1)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Retail & Commercial Banking Business Group

Net revenue of the Retail & Commercial Banking Business Group decreased ¥12.4 billion to ¥754.5 billion for the six months ended September 30, 2018 from ¥766.9 billion for the six months ended September 30, 2017. The Retail & Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement, consumer financing, real estate and stock transfer services for Japanese domestic individual and small to medium-sized corporate customers. The decrease in net revenue was mainly due to a decrease in investment products sales reflecting lower volumes of selling and buying transactions by retail customers. The decrease was partially offset by higher payment processing fees from the credit card business and higher fees from the consumer finance business as credit card use and consumer lending grew in Japan and by higher net interest income from foreign currency-denominated loans and deposits reflecting rising interest rates in the United States.

Operating expenses of the Retail & Commercial Banking Business Group decreased ¥0.7 billion to ¥608.8 billion for the six months ended September 30, 2018 from ¥609.5 billion for the six months ended September 30, 2017. The decrease primarily resulted from our cost reduction measures, more than offsetting higher expenses relating to the “Channel Strategy and Business Process Re-engineering” project pursuant to our current medium-term business plan and the system integration for our consumer finance business.

As a result, operating profit of the Retail & Commercial Banking Business Group decreased ¥11.7 billion to ¥145.7 billion for the six months ended September 30, 2018 from ¥157.4 billion for the six months ended September 30, 2017.

Japanese Corporate & Investment Banking Business Group

Net revenue of the Japanese Corporate & Investment Banking Business Group increased ¥8.3 billion to ¥260.5 billion for the six months ended September 30, 2018 from ¥252.2 billion for the six months ended September 30, 2017. The Japanese Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers. The increase in net revenue was mainly due to higher net interest income from foreign currency-denominated loans and deposits reflecting rising interest rates in the United States as well as higher fees and commissions from the primary markets business relating to financing for large Japanese corporations.

Operating expenses of the Japanese Corporate & Investment Banking Business Group decreased ¥3.9 billion to ¥144.9 billion for the six months ended September 30, 2018 from ¥148.8 billion for the six months ended September 30, 2017. The decrease mainly reflected the results of our cost reduction measures.

As a result, operating profit of the Japanese Corporate & Investment Banking Business Group increased ¥12.2 billion to ¥115.6 billion for the six months ended September 30, 2018 from ¥103.4 billion for the six months ended September 30, 2017.

Global Corporate & Investment Banking Business Group

Net revenue of the Global Corporate & Investment Banking Business Group increased ¥5.3 billion to ¥200.6 billion for the six months ended September 30, 2018 from ¥195.3 billion for the six months ended September 30, 2017. The Global Corporate & Investment Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions for large non-Japanese corporate and institutional customers outside Japan. The increase in net revenue was mainly attributable to an increase in the outstanding loan balance and the closings of several large event-driven financing deals in the Americas and the Asia and Oceania region.

Operating expenses of the Global Corporate & Investment Banking Business Group increased ¥0.8 billion to ¥123.4 billion for the six months ended September 30, 2018 from ¥122.6 billion for the six months ended September 30, 2017. The increase was mainly attributable to higher expenses for system development and global financial regulatory compliance purposes.

As a result, operating profit of the Global Corporate & Investment Banking Business Group increased ¥4.5 billion to ¥77.2 billion for the six months ended September 30, 2018 from ¥72.7 billion for the six months ended September 30, 2017.

Global Commercial Banking Business Group

Net revenue of the Global Commercial Banking Business Group increased ¥29.3 billion to ¥343.8 billion for the six months ended September 30, 2018 from ¥314.5 billion for the six months ended September 30, 2017. The Global Commercial Banking Business Group’s net revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth related services for individual and small to medium-sized corporate customers of MUFG Union Bank and Krungsri. The increase in net revenue was mainly due to higher net interest income reflecting an increase in Krungsri’s automobile loan portfolio. The increase in net revenue was also attributable to higher net interest income in MUFG Union Bank mainly reflecting rising interest rates in the United States.

Operating expenses of the Global Commercial Banking Business Group increased ¥12.1 billion to ¥239.5 billion for the six months ended September 30, 2018 from ¥227.4 billion for the six months ended September 30, 2017. The increase was mainly attributable to an increase in expenses in Krungsri primarily reflecting larger volumes of business. The increase in operating expenses was also attributable to an increase in expenses for IT system developments in the United States.

As a result, operating profit of the Global Commercial Banking Business Group increased ¥17.2 billion to ¥104.3 billion for the six months ended September 30, 2018 from ¥87.1 billion for the six months ended September 30, 2017.

Asset Management & Investor Services Business Group

Net revenue of the Asset Management & Investor Services Business Group increased ¥11.3 billion to ¥104.4 billion for the six months ended September 30, 2018 from ¥93.1 billion for the six months ended September 30, 2017. The Asset Management & Investor Services Business Group’s net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds. The increase in net revenue was primarily attributable to higher fees from investor services both in and outside Japan, reflecting a larger balance of assets under management as we expanded our services to global fund customers and started to offer services for new domestic investment products. The increase in net revenue was also attributable to an increase in investment products sales to domestic corporate investors.

Operating expenses of the Asset Management & Investor Services Business Group increased ¥1.9 billion to ¥60.6 billion for the six months ended September 30, 2018 from ¥58.7 billion for the six months ended September 30, 2017. The increase was mainly attributable to higher operating expenses reflecting larger volumes of business.

As a result, operating profit of the Asset Management & Investor Services Business Group increased ¥9.4 billion to ¥43.8 billion for the six months ended September 30, 2018 from ¥34.4 billion for the six months ended September 30, 2017.

Global Markets Business Group

Net revenue of the Global Markets Business Group decreased ¥115.6 billion to ¥258.3 billion for the six months ended September 30, 2018 from ¥373.9 billion for the six months ended September 30, 2017. This was mainly due to a lower net revenue from the asset and liability management operations, primarily reflecting a decrease in realized gains on sales of Japanese government bonds. In the six months ended September 30, 2017, we recorded relatively higher realized gains on sales of Japanese government bonds executed in anticipation of greater fluctuations in interest rates in Japan.

Operating expenses of the Global Markets Business Group decreased ¥0.8 billion to ¥113.1 billion for the six months ended September 30, 2018 from ¥113.9 billion for the six months ended September 30, 2017. This decrease primarily reflected the results of our cost reduction measures, partially offset by an increase in expenses for financial regulatory compliance purposes.

As a result, operating profit of the Global Markets Business Group decreased ¥114.8 billion to ¥145.2 billion for the six months ended September 30, 2018 from ¥260.0 billion for the six months ended September 30, 2017.

Financial Condition

Total Assets

Our total assets as of September 30, 2018 were ¥300,124.3 billion, a decrease of ¥446.0 billion from ¥300,570.3 billion as of March 31, 2018, mainly due to a ¥6,155.6 billion decrease in receivables under securities borrowing transactions. The decrease was partially offset by a ¥5,520.7 billion increase in call loans, funds sold, and receivables under resale agreements.

Loan Portfolio

The following table sets forth our loans outstanding, before deduction of allowance for credit losses, as of March 31, 2018 and September 30, 2018, based on the industry segment loan classifications as defined by the Bank of Japan for regulatory reporting purposes, which is not necessarily based on the use of proceeds:

	March 31, 2018	September 30, 2018
	(in billions)
Domestic:
Manufacturing	¥10,876.6	¥10,717.3
Construction	781.3	698.8
Real estate	11,763.8	11,746.5
Services	2,689.1	2,576.9
Wholesale and retail	7,989.1	7,837.5
Banks and other financial institutions(1)	4,818.4	4,892.1
Communication and information services	1,551.5	1,550.6
Other industries	8,939.3	8,943.3
Consumer	16,287.3	15,964.1

Total domestic	65,696.4	64,927.1

Foreign:
Governments and official institutions	920.5	836.1
Banks and other financial institutions(1)	12,851.6	13,029.9
Commercial and industrial	30,591.2	31,936.9
Other	7,270.9	7,228.5

Total foreign	51,634.2	53,031.4

Unearned income, unamortized premium—net and deferred loan fees—net	(294.7)	(295.3)

Total(2)	¥117,035.9	¥117,663.2

Notes:

(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
(2)	The above table includes loans held for sale of ¥226.9 billion and ¥238.6 billion as of March 31, 2018 and September 30, 2018, respectively, which are carried at the lower of cost or fair value.

Loans are one of our main uses of funds. For the six months ended September 30, 2018, the average balance of loans was ¥117,910.1 billion, accounting for 49.2% of the average total interest-earning assets, compared to ¥117,324.5 billion, representing 49.4% of the average total interest-earning assets, for the same period of the previous fiscal year. As of September 30, 2018, our total loans were ¥117,663.2 billion, accounting for 39.2% of total assets, compared to ¥117,035.9 billion, accounting for 38.9% of total assets, as of March 31, 2018. As a percentage of total loans before unearned income, net unamortized premiums and net deferred loan fees, domestic loans decreased from 56.0% to 55.0% between March 31, 2018 and September 30, 2018, while foreign loans increased from 44.0% to 45.0% between those same dates.

Our domestic loan balance decreased ¥769.3 billion, or 1.2%, between March 31, 2018 and September 30, 2018. The decrease was primarily attributable to decreases in loans to borrowers in the consumer, manufacturing, and wholesale and retail categories. The decrease in the consumer category mainly resulted from repayments and reduced new loan originations. The decreases in the manufacturing category and the wholesale and retail category were mainly due to lower demand for funds from some Japanese large borrowers.

Our foreign loan balance increased ¥1,397.2 billion, or 2.7%, between March 31, 2018 and September 30, 2018. The increase was primarily attributable to larger lending volumes to borrowers in the foreign excluding MUFG Americas Holdings and Krungsri category in the Commercial segment, particularly borrowers in the communication and information services industry. Krungsri also increased the loans in the automobile finance sector. In addition, the increase in the foreign loan balance also reflected the impact of the depreciation of the Japanese yen against foreign currencies.

Credit quality indicator

The following table sets forth credit quality indicators of loans by class as of March 31, 2018 and September 30, 2018:

As of March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥49,050.3	¥1,691.0	¥271.4	¥51,012.7
Manufacturing	10,215.5	596.7	57.7	10,869.9
Construction	727.9	43.7	9.1	780.7
Real estate	11,379.3	279.9	32.7	11,691.9
Services	2,467.5	175.8	24.1	2,667.4
Wholesale and retail	7,518.4	374.7	77.9	7,971.0
Banks and other financial institutions	4,800.3	10.9	1.1	4,812.3
Communication and information services	1,491.1	48.2	11.9	1,551.2
Other industries	8,780.5	120.5	37.0	8,938.0
Consumer	1,669.8	40.6	19.9	1,730.3
Foreign-excluding MUFG Americas Holdings and Krungsri	36,049.1	569.1	108.3	36,726.5
Loans acquired with deteriorated credit quality	12.0	11.7	3.6	27.3

Total	¥85,111.4	¥2,271.8	¥383.3	¥87,766.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥14,012.9	¥67.3	¥14,080.2
Card	¥528.1	¥61.7	¥589.8

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,360.5	¥14.2	¥4,509.1	¥59.9	¥116.8	¥9,060.5

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥5,284.1	¥198.5	¥123.1	¥5,605.7

As of September 30, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in billions)
Commercial
Domestic	¥48,890.2	¥1,341.2	¥251.0	¥50,482.4
Manufacturing	10,346.0	313.0	51.6	10,710.6
Construction	647.2	42.7	8.4	698.3
Real estate	11,404.4	252.0	25.2	11,681.6
Services	2,369.5	173.3	24.3	2,567.1
Wholesale and retail	7,414.8	345.0	72.9	7,832.7
Banks and other financial institutions	4,863.4	7.9	1.7	4,873.0
Communication and information services	1,494.3	44.6	11.4	1,550.3
Other industries	8,778.6	124.0	39.8	8,942.4
Consumer	1,572.0	38.7	15.7	1,626.4
Foreign-excluding MUFG Americas Holdings and Krungsri	37,232.0	537.5	93.7	37,863.2
Loans acquired with deteriorated credit quality	11.2	12.4	3.3	26.9

Total	¥86,133.4	¥1,891.1	¥348.0	¥88,372.5

	Accrual	Nonaccrual	Total(1)
	(in billions)
Residential	¥13,794.0	¥66.3	¥13,860.3
Card	¥519.8	¥62.0	¥581.8

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings			Total(1)(2)
	Accrual	Nonaccrual	Pass	Special Mention	Classified
	(in billions)
MUFG Americas Holdings	¥4,518.0	¥13.6	¥4,403.6	¥57.3	¥103.2	¥9,095.7

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in billions)
Krungsri	¥5,496.2	¥197.5	¥115.1	¥5,808.8

Notes:

(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include FDIC covered loans and small business loans which are not individually rated totaling ¥0.9 billion and ¥0.8 billion as of March 31, 2018 and September 30, 2018, respectively. We will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.

The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt- service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).

Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are TDRs or loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment, and consumer loans within the MUFG Americas Holdings segment. The accrual status of these loans is determined based on the number of delinquent payments.

Commercial loans within the MUFG Americas Holdings segment are categorized as either pass or criticized based on the internal credit rating assigned to each borrower. Criticized credits are those that are internally risk graded as Special Mention, Substandard or Doubtful. Special Mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends, which, if not corrected, may jeopardize repayment of the loan and result in a further downgrade. Classified credits are those that are internally risk graded as Substandard or Doubtful. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as Doubtful has critical weaknesses that make full collection improbable on the basis of currently existing facts and conditions.

Loans within the Krungsri segment are categorized as Normal, Special Mention, and Substandard, which is further divided into Substandard, Doubtful and Doubtful of Loss, primarily based on their delinquency status. Loans categorized as Special Mention generally represent those that have overdue principal or interest payments for a cumulative period exceeding one month commencing from the contractual due date. Loans categorized as Substandard, Doubtful or Doubtful of Loss generally represent those that have overdue principal or interest payments for a cumulative period exceeding three months, commencing from the contractual due date.

For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2018 and September 30, 2018 are based on information as of March 31, 2018 and September 30, 2018, respectively. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators as of March 31, 2018 and September 30, 2018 are generally based on information as of December 31, 2017 and June 30, 2018, respectively.

Allowance for credit losses

The following table shows a summary of the changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2017 and 2018:

Six months ended September 30, 2017:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥900.7	¥67.3	¥30.2	¥73.7	¥110.3	¥1,182.2
Provision for (reversal of) credit losses	(207.0)	(16.0)	10.7	(5.9)	31.6	(186.6)
Charge-offs	55.2	2.2	11.1	9.2	26.3	104.0
Recoveries	12.4	0.6	0.7	1.6	8.4	23.7

Net charge-offs	42.8	1.6	10.4	7.6	17.9	80.3
Others(1)	1.7	—	—	(2.7)	1.9	0.9

Balance at end of period	¥652.6	¥49.7	¥30.5	¥57.5	¥125.9	¥916.2

Six months ended September 30, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1
Provision for (reversal of) credit losses	(104.3)	(1.6)	12.4	1.4	21.1	(71.0)
Charge-offs	22.4	1.6	12.4	7.9	30.3	74.6
Recoveries	6.6	0.4	0.5	1.4	10.1	19.0

Net charge-offs	15.8	1.2	11.9	6.5	20.2	55.6
Others(1)	3.4	—	—	(1.3)	(5.0)	(2.9)

Balance at end of period	¥374.4	¥39.7	¥32.6	¥47.4	¥140.5	¥634.6

Note:

(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment as of March 31, 2018 and September 30, 2018 are shown below:

As of March 31, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥414.8	¥16.6	¥21.2	¥7.7	¥29.4	¥489.7
Collectively evaluated for impairment	64.3	24.7	10.9	45.6	115.2	260.7
Loans acquired with deteriorated credit quality	12.0	1.2	0.0	0.5	0.0	13.7

Total	¥491.1	¥42.5	¥32.1	¥53.8	¥144.6	¥764.1

Loans:
Individually evaluated for impairment	¥978.0	¥110.2	¥66.9	¥82.5	¥84.1	¥1,321.7
Collectively evaluated for impairment	86,761.2	13,961.3	512.5	8,963.7	5,515.4	115,714.1
Loans acquired with deteriorated credit quality	27.3	8.7	10.4	15.2	6.2	67.8

Total(1)	¥87,766.5	¥14,080.2	¥589.8	¥9,061.4	¥5,605.7	¥117,103.6

As of September 30, 2018:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Total
	(in billions)
Allowance for credit losses:
Individually evaluated for impairment	¥310.5	¥14.3	¥21.7	¥6.4	¥27.9	¥380.8
Collectively evaluated for impairment	50.1	24.0	10.9	40.7	112.6	238.3
Loans acquired with deteriorated credit quality	13.8	1.4	0.0	0.3	0.0	15.5

Total	¥374.4	¥39.7	¥32.6	¥47.4	¥140.5	¥634.6

Loans:
Individually evaluated for impairment	¥926.1	¥105.6	¥65.8	¥67.9	¥80.5	¥1,245.9
Collectively evaluated for impairment	87,419.5	13,746.6	512.1	9,015.9	5,722.5	116,416.6
Loans acquired with deteriorated credit quality	26.9	8.1	3.9	12.7	5.8	57.4

Total(1)	¥88,372.5	¥13,860.3	¥581.8	¥9,096.5	¥5,808.8	¥117,719.9

Note:

(1)	Total loans in the above table do not include loans held for sale and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

We recorded ¥71.0 billion of reversal of credit losses for the six months ended September 30, 2018, compared to ¥186.6 billion of reversal of credit losses for the same period in the previous fiscal year. Our total allowance for credit losses as of September 30, 2018 was ¥634.6 billion, a decrease of ¥129.5 billion from ¥764.1 billion as of March 31, 2018, reflecting the reversal of credit losses of ¥71.0 billion and net charge-offs of ¥55.6 billion for the six months ended September 30, 2018. The total allowance for credit losses represented 0.54% of the total loan balance as of September 30, 2018, compared to 0.65% as of March 31, 2018.

When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of income to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Significant trends in each portfolio segment are discussed below.

Commercial segment—We recorded smaller reversal of credit losses for the six months ended September 30, 2018, compared to the same period of the previous fiscal year. The overall credit quality of domestic borrowers remained on an improving trend, though to a lessor extent, as their financial performance was positively affected by the continued gradual recovery of economic conditions in Japan. We have observed a decreasing trend in the default rate on loans collectively evaluated for impairment. In addition, a large borrower in the domestic electronics manufacturing industry that was classified as a Close Watch borrower improved its financial condition and repayment ability. Some large foreign borrowers in the energy sector that were classified as Close Watch, Likely to become Bankrupt or Legally/Virtually Bankrupt borrowers improved their financial conditions and repayment ability and repaid portions of their loans as oil and other commodity prices were on a recovering trend. The reversal of credit losses on loans individually evaluated for impairment primarily reflected the improved repayment ability of these large borrowers. As a result, the ratio of loans classified as Likely to become Bankrupt and Legally/Virtually Bankrupt to total loans decreased to 0.39% as of September 30, 2018 from 0.44% as of March 31, 2018, and the ratio of loans classified as Close Watch to total loans decreased to 2.14% as of September 30, 2018 from 2.59% as of March 31, 2018. The total allowance for credit losses for this segment represented 0.42% of the segment’s total loan balance as of September 30, 2018, a 0.14 percentage point decrease from 0.56% as of March 31, 2018.

Residential segment—We recorded smaller reversal of credit losses for the six months ended September 30, 2018, compared to the same period of the previous fiscal year. The stable corporate environment in recent periods has generally contributed to higher income for residential borrowers, resulting in an overall improvement, though to a lessor extent, in the credit quality of this segment. The ratio of loans classified as Nonaccrual to total loans in the segment was 0.48% as of September 30, 2018, unchanged from March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.29% as of September 30, 2018 from 0.30% as of March 31, 2018.

Card segment—We recorded larger provision for credit losses for the six months ended September 30, 2018, compared to the same period of the previous fiscal year. The larger provision for credit losses primarily reflected an increase in default borrowers who filed for bankruptcy as part of their debt workout efforts. The increase in default borrowers led to an increase in the amount of nonaccrual loans that were charged off during the reporting period, which amount is reflected in each of charge-offs and provision for credit losses in the above table. Although the stable corporate environment in recent periods positively affected some of our individual borrowers, the positive trends did not meaningfully affect our consumer loan borrowers and, in some cases, the corporate efficiencies negatively affected some of our consumer loan borrowers. The ratio of loans classified as Nonaccrual to the total loans in the segment increased to 10.66% as of September 30, 2018 from 10.46% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment increased to 5.61% as of September 30, 2018 from 5.45% as of March 31, 2018.

MUFG Americas Holdings segment—We recorded provision for credit losses for the six months ended September 30, 2018, compared to reversal of credit losses for the same period of the previous fiscal year. The provision mainly reflected an increase in the balance of loans collectively evaluated for impairment, which partially offset the positive impact of recovering oil and gas prices on the credit quality of borrowers in the energy sector. The ratio of loans classified as Special Mention or below and Nonaccrual to total loans in the segment decreased to 1.91% as of September 30, 2018 from 2.11% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 0.52% as of September 30, 2018 from 0.59% as of March 31, 2018.

Krungsri segment—We recorded smaller provision for credit losses for the six months ended September 30, 2018, compared to the same period of the previous fiscal year. This mainly reflected the improved credit quality of the small and medium-sized enterprise loan portfolio where gradually stabilizing economic conditions in Thailand resulted in fewer borrowers experiencing deterioration in their financial performance. As a result, the ratio of loans classified as Special Mention or below to total loans in the segment decreased to 5.38% as of September 30, 2018 from 5.74% as of March 31, 2018. The ratio of total allowance for credit losses to the total loan balance in this segment decreased to 2.42% as of September 30, 2018 from 2.58% as of March 31, 2018.

Allowance policy

We maintain an allowance for credit losses to absorb probable losses inherent in the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings and Krungsri.

For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

For the Commercial, MUFG Americas Holdings and Krungsri segments, our allowance for credit losses primarily consists of allocated allowances. The allocated allowances consist of (1) an allowance for loans individually evaluated for impairment, (2) an allowance for large groups of smaller-balance homogeneous loans, and (3) a formula allowance. The allocated allowance within the Commercial segment also includes an allowance for country risk exposure. The allowance for credit losses within the MUFG Americas Holdings segment also includes an unallocated allowance which captures losses that are attributable to economic events in various industry or geographic sectors whose impact on our loan portfolios in these segments have occurred but have yet to be recognized in the allocated allowance. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.

For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

During the six months ended September 30, 2018, we did not make any significant changes to the methodologies and policies used to determine our allowance for credit losses.

Nonaccrual loans and troubled debt restructurings

We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Substantially all nonaccrual loans are also impaired loans. Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings and Krungsri segments, and six months or more with respect to loans within the Residential segment.

We modify certain loans in conjunction with our loss-mitigation activities. Through these modifications, concessions are granted to a borrower who is experiencing financial difficulty, generally in order to minimize economic loss, to avoid foreclosure or repossession of collateral, and to ultimately maximize payments received from the borrower. The concessions granted vary by portfolio segment, by program, and by borrower-specific characteristics, and may include interest rate reductions, term extensions, payment deferrals, and partial principal forgiveness. Loan modifications that represent concessions made to borrowers who are experiencing financial difficulties are identified as troubled debt restructurings, or TDRs. TDRs are also considered impaired loans, and an allowance for credit losses is separately established for each loan.

Generally, accruing loans that are modified in a TDR remain as accruing loans subsequent to the modification, and nonaccrual loans remain as nonaccrual. However, if a nonaccrual loan has been modified as a TDR and the borrower is not delinquent under the modified terms, and demonstrates that its financial condition has improved, we may reclassify the loan to accrual status. This determination is generally performed at least once a year through a detailed internal credit rating review process. Although we have not defined any minimum period to qualify for an upgrade, it is not common for a borrower to be able to demonstrate that its business problems have been resolved or can soon be resolved within a short period of time following a restructuring. If the borrower is upgraded to category 12 or higher in our internal rating system (which corresponds to “Normal” and “Close Watch” status under the Japanese banking regulations), a TDR would be reclassified to accrual status. Once a nonaccrual loan is deemed to be a TDR, we will continue to designate the loan as a TDR even if the loan is reclassified to accrual status.

A loan that has been modified into a TDR is considered to be impaired until it matures, is repaid, or is otherwise liquidated, regardless of whether the borrower performs under the modified terms.

For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

For more information on our TDRs, see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Nonaccrual loans

The following table shows information about the nonaccrual status of loans by class as of March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions)
Commercial
Domestic	¥333.0	¥307.7
Manufacturing	77.2	70.2
Construction	10.8	9.6
Real estate	33.3	26.1
Services	30.7	29.2
Wholesale and retail	108.2	101.2
Banks and other financial institutions	1.1	1.7
Communication and information services	13.8	13.2
Other industries	37.6	40.3
Consumer	20.3	16.2
Foreign-excluding MUFG Americas Holdings and Krungsri	109.5	93.8
Residential	69.5	68.8
Card	61.4	61.7
MUFG Americas Holdings	52.3	39.2
Krungsri	121.2	113.3

Total(1)	¥746.9	¥684.5

Note:

(1)	The above table does not include loans held for sale of ¥0.1 billion and ¥4.0 billion as of March 31, 2018 and September 30, 2018, respectively, and loans acquired with deteriorated credit quality of ¥6.7 billion and ¥5.9 billion as of March 31, 2018 and September 30, 2018, respectively.

Total nonaccrual loans decreased ¥62.4 billion between March 31, 2018 and September 30, 2018. Significant trends in each portfolio segment are discussed below.

Commercial segment—Nonaccrual loans in the domestic commercial category decreased ¥25.3 billion between March 31, 2018 and September 30, 2018. This decrease was mainly attributable to the improved repayment ability of small and medium-sized borrowers particularly in the real estate, wholesale and retail, and manufacturing categories that were positively affected by the continued gradual recovery of economic conditions in Japan. The decrease of ¥15.7 billion in the foreign excluding MUFG Americas Holdings and Krungsri category was primarily due to repayments of loans outstanding to some large borrowers in the energy sector as their repayment ability was positively affected by recovering oil and gas prices.

Residential segment—Nonaccrual loans in the segment decreased ¥0.7 billion between March 31, 2018 and September 30, 2018 primarily due to the repayments of loans from borrowers that were positively affected by the continued gradual recovery of economic conditions in Japan. In addition, loans to some borrowers were reclassified from nonaccrual status to performing status since their repayment ability improved as the stable corporate environment in recent periods has generally contributed to higher income for such borrowers.

Card segment—Nonaccrual loans in the segment slightly increased between March 31, 2018 and September 30, 2018. A larger amount of consumer loans was transferred from accrual status to nonaccrual status, which reflected the increase in delinquencies and bankruptcies but which was offset to a large extent by the increase in charge-offs of nonaccrual consumer loans.

MUFG Americas Holdings segment—Nonaccrual loans in the segment decreased ¥13.1 billion between March 31, 2018 and September 30, 2018. This was mainly due to repayments of loans outstanding to, and the improved repayment ability of, borrowers in the energy sector that were positively affected by recovering oil and gas prices.

Krungsri segment—Nonaccrual loans in the segment decreased ¥7.9 billion between March 31, 2018 and September 30, 2018. This was mainly because the gradually stabilizing economic conditions in Thailand contributed to a decrease in loans becoming nonaccrual. In addition, charge-offs of loans particularly in the small-sized enterprise portfolio contributed to the decrease in loans in nonaccrual status.

Troubled debt restructurings

The following table shows information about outstanding recorded investment balances of TDRs by class as of March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions)
Commercial(1)
Domestic	¥482.6	¥469.7
Manufacturing	320.7	317.4
Construction	7.4	5.0
Real estate	33.3	30.2
Services	24.0	19.6
Wholesale and retail	70.1	71.5
Banks and other financial institutions	0.0	0.1
Communication and information services	12.8	11.9
Other industries	9.7	8.6
Consumer	4.6	5.4
Foreign-excluding MUFG Americas Holdings and Krungsri	54.2	56.0
Residential(1)	40.7	36.9
Card(2)	67.3	66.2
MUFG Americas Holdings(2)	65.4	63.6
Krungsri(2)	54.0	56.0

Total	¥764.2	¥748.4

Notes:

(1)	TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted.
(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2018 and September 30, 2018 are nonaccrual TDRs as follows: ¥38.8 billion and ¥38.8 billion—Card; ¥26.0 billion and ¥26.3 billion—MUFG Americas Holdings; and ¥24.9 billion and ¥25.9 billion—Krungsri, respectively.

Total TDRs decreased ¥15.8 billion between March 31, 2018 and September 30, 2018. Significant trends in each portfolio segment are discussed below.

Commercial segment—TDRs in the domestic commercial category decreased ¥12.9 billion between March 31, 2018 and September 30, 2018. This was mainly due to the improved repayment ability of small and medium-sized borrowers in the services, manufacturing and real estate categories. The continued gradual recovery of economic conditions in Japan positively affected the financial performance of borrowers in these categories, resulting in repayments of loans classified as TDRs pursuant to their respective restructured terms.

Residential segment—TDRs in the segment decreased ¥3.8 billion between March 31, 2018 and September 30, 2018 primarily as a result of repayments of loans classified as TDRs pursuant to their respective restructured terms by borrowers that were positively affected by the continued gradual recovery of economic conditions in Japan.

Card segment—TDRs in the segment decreased ¥1.1 billion between March 31, 2018 and September 30, 2018 mainly due to charge-offs of loans classified as TDRs resulting from borrowers filing for bankruptcy and repayments of loans classified as TDRs pursuant to their respective restructured terms.

MUFG Americas Holdings segment—TDRs in the segment decreased ¥1.8 billion between March 31, 2018 and September 30, 2018. The decrease was primarily as a result of repayments of loans to borrowers in the energy sector that were positively affected by recovering oil and gas prices pursuant to their respective restructured loans.

Krungsri segment—TDRs in the segment increased ¥2.0 billion between March 31, 2018 and September 30, 2018. This increase primarily reflected the concessions made to a large borrower as well as an increase in TDRs that corresponds with the expansion of Krungsri’s automobile loan portfolio.

In the above table, TDRs for the Commercial and Residential segments include accruing loans with concessions granted, and do not include nonaccrual loans with concessions granted, whereas TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. In the Commercial and Residential segments, once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

The primary type of concessions we granted to loans in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments during the six months ended September 30, 2018 were extensions of the stated maturity dates. During the same six months, reductions in the stated rates were the primary type of concessions we granted to loans in the Card segment.

Impaired loans and impairment allowance

Impaired loans primarily include nonaccrual loans and TDRs. We consider a loan to be impaired when, based on current information and events, it is probable that we will be unable to collect all of the scheduled payments of interest on, and repayment of, the principal of the loan when due according to the contractual terms of the loan agreement.

The following tables show information about impaired loans by class as of March 31, 2018 and September 30, 2018:

	As of March 31, 2018
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
			(in billions)
Commercial
Domestic	¥626.5	¥189.0	¥815.5	¥875.8	¥331.9
Manufacturing	361.2	36.6	397.8	408.1	166.1
Construction	10.9	7.2	18.1	18.5	7.9
Real estate	43.6	23.1	66.7	71.8	10.7
Services	38.1	16.6	54.7	59.3	25.9
Wholesale and retail	128.7	49.6	178.3	189.4	94.8
Banks and other financial institutions	1.1	0.0	1.1	1.2	1.0
Communication and information services	18.8	7.8	26.6	28.1	16.0
Other industries	13.0	34.3	47.3	67.5	5.4
Consumer	11.1	13.8	24.9	31.9	4.1
Foreign-excluding MUFG Americas Holdings and Krungsri	122.3	40.2	162.5	190.5	82.9
Loans acquired with deteriorated credit quality	7.8	—	7.8	15.5	4.3
Residential	105.1	6.2	111.3	134.7	16.9
Card	67.0	0.4	67.4	74.8	21.2
MUFG Americas Holdings	48.8	33.7	82.5	94.6	7.7
Krungsri	58.5	25.6	84.1	91.0	29.4

Total(3)	¥1,036.0	¥295.1	¥1,331.1	¥1,476.9	¥494.3

	As of September 30, 2018
	Recorded Loan Balance			Unpaid Principal Balance	Related Allowance for Credit Losses
	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)
	(in billions)
Commercial
Domestic	¥586.0	¥191.5	¥777.5	¥834.4	¥240.7
Manufacturing	351.2	36.4	387.6	397.7	88.7
Construction	8.1	6.6	14.7	15.2	6.4
Real estate	24.0	32.3	56.3	61.5	7.4
Services	33.6	15.2	48.8	52.4	23.3
Wholesale and retail	126.2	46.5	172.7	183.7	89.8
Banks and other financial institutions	1.8	0.0	1.8	1.8	1.6
Communication and information services	17.4	7.7	25.1	26.6	15.1
Other industries	13.0	35.9	48.9	67.1	5.4
Consumer	10.7	10.9	21.6	28.4	3.0
Foreign-excluding MUFG Americas Holdings and Krungsri	124.7	23.9	148.6	169.8	69.8
Loans acquired with deteriorated credit quality	7.6	—	7.6	14.9	5.7
Residential	99.6	6.9	106.5	128.3	14.5
Card	65.8	0.4	66.2	73.6	21.7
MUFG Americas Holdings	39.4	28.5	67.9	85.5	6.4
Krungsri	54.2	26.3	80.5	87.9	27.9

Total(3)	¥977.3	¥277.5	¥1,254.8	¥1,394.4	¥386.7

Notes:
(1)	These loans do not require an allowance for credit losses because the recorded loan balance equal, or do not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
(2)	Included in impaired loans as of March 31, 2018 and September 30, 2018 are accrual TDRs as follows: ¥536.8 billion and ¥525.7 billion—Commercial; ¥40.7 billion and ¥36.9 billion—Residential; ¥28.5 billion and ¥27.4 billion—Card; ¥39.4 billion and ¥37.3 billion—MUFG Americas Holdings; and ¥24.9 billion and ¥26.5 billion—Krungsri, respectively.
(3)	In addition to impaired loans presented in the above table, there were loans held for sale that were impaired of ¥0.1 billion and ¥1.9 billion as of March 31, 2018 and September 30, 2018, respectively.

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017		2018
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in billions)
Commercial
Domestic	¥952.5	¥4.8	¥796.4	¥5.8
Manufacturing	509.2	1.8	392.7	2.8
Construction	20.1	0.1	16.4	0.2
Real estate	77.9	0.6	61.4	0.5
Services	62.8	0.4	51.7	0.4
Wholesale and retail	190.3	1.1	175.5	1.4
Banks and other financial institutions	2.0	0.0	1.5	0.0
Communication and information services	24.9	0.2	25.9	0.2
Other industries	34.8	0.4	48.1	0.1
Consumer	30.5	0.2	23.2	0.2
Foreign-excluding MUFG Americas Holdings and Krungsri	235.7	3.6	153.7	1.6
Loans acquired with deteriorated credit quality	8.8	0.6	7.7	0.2
Residential	123.4	0.8	108.9	0.9
Card	71.1	1.1	66.8	0.9
MUFG Americas Holdings	64.3	0.9	66.5	0.9
Krungsri	71.2	1.8	83.2	2.6

Total	¥1,527.0	¥13.6	¥1,283.2	¥12.9

Past due analysis

Aging of past due loans by class as of March 31, 2018 and September 30, 2018 are shown below:

As of March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥13.3	¥43.9	¥57.2	¥50,955.5	¥51,012.7	¥6.4
Manufacturing	1.4	1.4	2.8	10,867.1	10,869.9	—
Construction	0.4	0.4	0.8	779.9	780.7	—
Real estate	2.1	3.2	5.3	11,686.6	11,691.9	1.6
Services	1.0	0.6	1.6	2,665.8	2,667.4	0.0
Wholesale and retail	3.9	4.2	8.1	7,962.9	7,971.0	1.3
Banks and other financial institutions	—	0.0	0.0	4,812.3	4,812.3	—
Communication and information services	0.7	0.3	1.0	1,550.2	1,551.2	—
Other industries	0.3	28.3	28.6	8,909.4	8,938.0	—
Consumer	3.5	5.5	9.0	1,721.3	1,730.3	3.5
Foreign-excluding MUFG Americas Holdings and Krungsri	12.5	19.7	32.2	36,694.3	36,726.5	1.1
Residential	78.1	19.4	97.5	13,974.1	14,071.6	10.8
Card	18.9	32.2	51.1	528.2	579.3	—
MUFG Americas Holdings	23.1	13.6	36.7	9,009.5	9,046.2	0.8
Krungsri	116.7	99.3	216.0	5,383.5	5,599.5	—

Total	¥262.6	¥228.1	¥490.7	¥116,545.1	¥117,035.8	¥19.1

As of September 30, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment> 90 Days and Accruing
	(in billions)
Commercial
Domestic	¥14.0	¥46.0	¥60.0	¥50,422.4	¥50,482.4	¥5.6
Manufacturing	1.4	1.7	3.1	10,707.5	10,710.6	—
Construction	0.6	0.3	0.9	697.4	698.3	0.0
Real estate	2.4	4.7	7.1	11,674.5	11,681.6	1.9
Services	0.7	0.8	1.5	2,565.6	2,567.1	—
Wholesale and retail	4.1	2.0	6.1	7,826.6	7,832.7	0.1
Banks and other financial institutions	—	0.0	0.0	4,873.0	4,873.0	—
Communication and information services	1.2	0.2	1.4	1,548.9	1,550.3	—
Other industries	0.2	30.7	30.9	8,911.5	8,942.4	—
Consumer	3.4	5.6	9.0	1,617.4	1,626.4	3.6
Foreign-excluding MUFG Americas Holdings and Krungsri	12.7	18.3	31.0	37,832.2	37,863.2	0.9
Residential	70.0	16.6	86.6	13,765.7	13,852.3	7.4
Card	17.7	32.1	49.8	528.1	577.9	—
MUFG Americas Holdings	21.2	13.8	35.0	9,048.8	9,083.8	0.8
Krungsri	121.1	94.0	215.1	5,587.9	5,803.0	—

Total	¥256.7	¥220.8	¥477.5	¥117,185.1	¥117,662.6	¥14.7

Notes:

(1)	Total loans in the above table do not include loans held for sale or loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
(2)	Total loans of MUFG Americas Holdings do not include ¥0.0 billion and nil of FDIC covered loans as of March 31, 2018 and September 30, 2018, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Investment Portfolio

Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities decreased to 53.2% as of September 30, 2018 from 56.3% as of March 31, 2018. We also hold Japanese government bonds that are classified as held-to-maturity debt securities, which accounted for 2.6% of the total investment securities as of September 30, 2018.

Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2018 and September 30, 2018, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2015, we announced that we would aim to reduce the balance of equity securities held for strategic purposes valued under Japanese GAAP to approximately 10% of our Tier 1 capital over a five-year period.

During the six months ended September 30, 2018, we sold down ¥43 billion of equity securities held in our strategic equity investment portfolio valued under Japanese GAAP. As of September 30, 2018, the balance of such securities valued under Japanese GAAP represented 13.8% of our Tier 1 capital. However, various factors, including market conditions and changes in our Tier 1 capital ratio, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Investment securities decreased ¥697.8 billion to ¥42,956.4 billion as of September 30, 2018 from ¥43,654.2 billion as of March 31, 2018, primarily due to a reduction in our holding of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

Investment securities other than available-for-sale debt securities, held-to-maturity debt securities and marketable equity securities consist of nonmarketable equity securities, which are included in equity securities on our consolidated balance sheets. Nonmarketable equity securities were primarily carried at cost of ¥566.6 billion as of March 31, 2018 and ¥584.9 billion as of September 30, 2018, respectively, because their fair values were not readily determinable.

Losses resulting from impairment of investment securities, which reflect the decline in the value of available-for-sale debt securities considered to be other than temporary, were ¥85 million for the six months ended September 30, 2018 compared to ¥108 million for the same period of the previous fiscal year. These losses were reflected in net investment securities gains in our consolidated statements of income.

On April 1, 2018, we began to report all of our marketable and nonmarketable equity investment securities as “equity securities” in a line-item separate from available-for-sale debt securities and held-to-maturity debt securities in our consolidated balance sheets. Previously, marketable equity securities were included in available-for-sale securities, and nonmarketable equity securities were included in other investment securities. This reclassification has been retrospectively reflected in the presentation of the relevant amounts as of March 31, 2018 in this Report. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

The following table shows information regarding the amortized cost, net unrealized gains (losses), and fair value of our available-for-sale debt securities and held-to-maturity debt securities as of March 31, 2018 and September 30, 2018:

	As of March 31, 2018			As of September 30, 2018
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions)
Available-for-sale debt securities:
Japanese government and Japanese government agency bonds	¥24,272.3	¥24,567.9	¥295.6	¥22,605.2	¥22,831.9	¥226.7
Japanese prefectural and municipal bonds	1,532.1	1,537.4	5.3	1,777.0	1,776.3	(0.7)
Foreign governments and official institutions bonds	2,207.7	2,171.7	(36.0)	2,248.1	2,197.5	(50.6)
Corporate bonds	1,104.8	1,119.4	14.6	1,097.1	1,110.1	13.0
Mortgage-backed securities	1,727.8	1,712.8	(15.0)	1,631.5	1,602.3	(29.2)
Asset-backed securities	1,547.0	1,558.3	11.3	1,486.4	1,496.3	9.9
Other debt securities	165.0	165.6	0.6	149.0	148.1	(0.9)

Total available-for-sale debt securities	¥32,556.7	¥32,833.1	¥276.4	¥30,994.3	¥31,162.5	¥168.2

Held-to-maturity debt securities(1)	¥3,582.9	¥3,620.7	¥37.8	¥4,188.0	¥4,198.5	¥10.5

Note:

(1)	See Note 3 to our unaudited condensed consolidated financial statements included elsewhere in this Report for more details.

Net unrealized gains on available-for-sale debt securities decreased ¥108.2 billion to ¥168.2 billion as of September 30, 2018 from ¥276.4 billion as of March 31, 2018. The decrease was primarily attributable to a ¥68.9 billion decrease in net unrealized gains on Japanese government and Japanese government agency bonds, reflecting a reduction in our holding of Japanese government bonds as part of our asset and liability management and interest rate risk management measures.

The amortized cost of held-to-maturity debt securities increased ¥605.1 billion to ¥4,188.0 billion as of September 30, 2018 from ¥3,582.9 billion as of March 31, 2018. This was mainly due to an increase in the volume of asset-backed securities held in our trust banking subsidiaries.

The following table shows balance sheet information relating to our equity securities as of March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions)
Equity securities:
Marketable equity securities(1)	¥6,671.6	¥7,021.0
Nonmarketable equity securities:
Unlisted preferred securities(2)	391.1	389.9
Others(3)	147.1	166.6
Investment securities held by investment companies and brokers and dealers(4)	28.4	28.4

Total	¥7,238.2	¥7,605.9

Notes:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
(2)	These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, preferred securities issued by our non-consolidated funding vehicles, and other unlisted preferred securities issued by several Japanese public companies. Those securities are primarily carried at cost.
(3)	These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(4)	These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Cash, Due from Banks and Interest-earning Deposits in Other Banks

Cash, due from banks and interest-earning deposits in other banks decreased ¥1,037.1 billion to ¥74,821.0 billion as of September 30, 2018 from ¥75,858.1 billion as of March 31, 2018. Interest-earning deposits in other banks decreased ¥4,052.6 billion to ¥39,157.1 billion as of September 30, 2018 from ¥43,209.7 billion as of March 31, 2018. This was mainly because we had lower deposits received from our corporate clients, resulting in smaller balances of funds deposited with other banks, including the Bank of Japan, as of September 30, 2018 compared to March 31, 2018. Cash and due from banks increased ¥3,015.5 billion to ¥35,663.9 billion as of September 30, 2018 from ¥32,648.4 billion as of March 31, 2018. This increase was mainly because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received on sales and redemption of Japanese government bonds as the subsidiaries reduced their holdings of such bonds. Cash, due from banks and interest-earning deposits in other banks fluctuate significantly from day to day depending upon financial market conditions.

The average balance of interest-earning deposits in other banks increased ¥2,833.5 billion to ¥42,172.0 billion for the six months ended September 30, 2018 from ¥39,338.5 billion for the same period of the previous fiscal year. This increase was primarily because our commercial banking subsidiaries deposited with the Bank of Japan a larger amount of cash received on sales and redemption of Japanese government bonds as the subsidiaries reduced their holdings of such bonds.

Call loans, funds sold, and receivables under resale agreements

Call loans, funds sold, and receivables under resale agreements increased ¥5,520.7 billion to ¥12,143.0 billion as of September 30, 2018 from ¥6,622.3 billion as of March 31, 2018. This was mainly due to an increase in receivables under resale agreements in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Receivables under securities borrowing transactions

Receivables under securities borrowing transactions decreased ¥6,155.6 billion to ¥3,113.2 billion as of September 30, 2018 from ¥9,268.8 billion as of March 31, 2018. This decrease was mainly in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Trading Account Assets

Trading account assets increased ¥900.8 billion to ¥36,087.5 billion as of September 30, 2018 from ¥35,186.7 billion as of March 31, 2018. Trading account assets consist of trading account securities and trading derivative assets. Trading account securities increased ¥1,825.2 billion to ¥24,426.7 billion as of September 30, 2018 from ¥22,601.5 billion as of March 31, 2018. This increase mainly resulted from increased trading volumes of Japanese government bonds in reaction to larger fluctuations in the yield of such bonds during the second quarter ended September 30, 2018. Trading derivative assets decreased ¥924.4 billion to ¥11,660.8 billion as of September 30, 2018 from ¥12,585.2 billion as of March 31, 2018. This decrease was mainly attributable to lower fair values of interest rate derivatives in our securities subsidiaries reflecting the rise in the underlying interest rates.

Deferred Tax Assets and Deferred Tax Liabilities

Deferred tax assets decreased ¥1.1 billion to ¥67.6 billion as of September 30, 2018 from ¥68.7 billion as of March 31, 2018. The decrease was primarily due to a decrease in allowance for credit losses. Deferred tax liabilities increased ¥69.4 billion to ¥723.5 billion as of September 30, 2018 from ¥654.1 billion as of March 31, 2018. This increase was primarily due to increases in accrued severance indemnities and pension plans.

Total Liabilities

As of September 30, 2018, our total liabilities were ¥284,174.6 billion, a decrease of ¥749.9 billion from ¥284,924.5 billion as of March 31, 2018. This was primarily due to a decrease of ¥6,270.2 billion in payables under securities lending transactions and a decrease of ¥2,795.8 billion in deposits, partially offset by an increase of ¥7,361.4 billion in call money, funds purchased, and payables under repurchase agreements.

Deposits

Deposits are our primary source of funds. The total balance of deposits decreased ¥2,795.8 billion to ¥192,878.8 billion as of September 30, 2018 from ¥195,674.6 billion as of March 31, 2018. The decrease was primarily due to a decrease in domestic deposits from corporate clients. Deposits may fluctuate significantly from day to day depending upon our clients’ investment preferences and other conditions.

The total average balance of interest-bearing deposits increased ¥2,981.0 billion to ¥166,460.8 billion for the six months ended September 30, 2018 from ¥163,479.8 billion for the same period of the previous fiscal year. This increase was mainly due to an increase in domestic deposits.

Call money, funds repurchased, and payables under repurchase agreements

Call money, funds repurchased, and payables under repurchase agreements increased ¥7,361.4 billion to ¥27,948.5 billion as of September 30, 2018 from ¥20,587.1 billion as of March 31, 2018. This was mainly due to an increase in payables under repurchase agreements, in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Payables under Securities Lending Transactions

Payables under securities lending transactions decreased ¥6,270.2 billion to ¥1,900.0 billion as of September 30, 2018 from ¥8,170.2 billion as of March 31, 2018. This decrease was mainly in reaction to reduced Japanese government bond settlement risk resulting from the shortening of the settlement cycle for Japanese government bonds.

Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥196,418.0 billion for the six months ended September 30, 2018 from ¥191,310.6 billion for the six months ended September 30, 2017. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥16,329.2 billion, funded 66.3% of our average total assets of ¥320,803.1 billion during the six months ended September 30, 2018. Our deposits exceeded our loans before allowance for credit losses by ¥75,215.6 billion as of September 30, 2018, compared to ¥78,638.7 billion as of March 31, 2018. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.

The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The balance of our short-term borrowings as of September 30, 2018 was ¥40,041.6 billion, and the average balance of short-term borrowings for the six months ended September 30, 2018 was ¥35,702.3 billion. The balance of our long-term debt as of September 30, 2018 was ¥27,881.2 billion, and the average balance of long-term debt for the six months ended September 30, 2018 was ¥28,590.4 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

We manage liquidity separately at certain of our domestic and foreign banking and non-bank subsidiaries because they are subject to separate regulatory requirements, pursue different business models and have distinctive liquidity risk profiles. We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios. For a description of liquidity risk management measures at the subsidiary level, see “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Condition—Sources of Funding and Liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. As of September 30, 2018, we held ¥22,831.9 billion of Japanese government bonds and government agency bonds as available-for-sale debt securities. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

In November 2017, Standard and Poor’s downgraded the long-term credit ratings of MUFG and Mitsubishi UFJ Securities Holdings by one notch from A to A-, the long-term credit ratings of MUFG Bank and Mitsubishi UFJ Trust and Banking by one notch from A+ to A and the short-term credit rating of Mitsubishi UFJ Securities Holdings by one notch from A-1 to A-2. Although these credit rating and outlook changes have not resulted in a material adverse impact on us, a further downgrade of the credit ratings assigned to us or our major subsidiaries could increase the cost, or decrease the availability, of our funding, particularly in U.S. dollars and other foreign currencies, adversely affect our liquidity position or net interest margin, trigger additional collateral or funding obligations, and result in losses of depositors, investors and counterparties willing or permitted to transact with us, thereby reducing our ability to generate income and weakening our financial position. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—A downgrade of our credit ratings could adversely affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Liquidity Requirements for Banking Institutions in Japan

Starting in June 2015, banks and bank holding companies in Japan are required to disclose their LCRs calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. A minimum LCR of 90% was required in the calendar year 2018, and starting in the calendar year 2019, the required minimum ratio is 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Total Equity

The following table presents a summary of our total equity as of March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3
Capital surplus	5,740.2	5,685.4
Retained earnings	5,185.3	8,311.0
Retained earnings appropriated for legal reserve	239.6	239.6
Unappropriated retained earnings	4,945.7	8,071.4
Accumulated net unrealized gains (losses) on investment securities, net of taxes	2,270.3	(521.8)
Accumulated other comprehensive income, net of taxes, other than net unrealized gains (losses) on investment securities	207.0	249.6
Treasury stock, at cost	(522.9)	(528.3)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,970.2	¥15,286.2
Noncontrolling interests	675.6	663.5

Total equity	¥15,645.8	¥15,949.7

Ratio of total equity to total assets	5.21%	5.31%

Mitsubishi UFJ Financial Group shareholders’ equity as of September 30, 2018 was ¥15,286.2 billion, an increase of ¥316.0 billion from ¥14,970.2 billion as of March 31, 2018.

Capital surplus decreased ¥54.8 billion to ¥5,685.4 billion as of September 30, 2018 from ¥5,740.2 billion as of March 31, 2018. This decrease was mainly due to the cancellation of our repurchased shares in July 2018. See “Recent Developments—Implementation of Share Repurchase Programs and Cancellation of Purchased Shares.”

Retained earnings increased ¥3,125.7 billion to ¥8,311.0 billion as of September 30, 2018, from ¥5,185.3 billion as of March 31, 2018, reflecting the net income of our banking subsidiaries for the six months ended September 30, 2018. In December 2018, we paid a semi-annual interim dividend of ¥11 per share of common stock for the six months ended September 30, 2018. We currently plan to pay a year-end dividend of ¥11 per share of common stock for the six months ending March 31, 2019.

Effective April 1, 2018, we adopted new guidance on recognition and measurement of financial assets and financial liabilities and began to measure equity securities at fair value with unrealized gains (losses), or holding gains (losses), on such securities being reflected in net investment securities gains or losses in our consolidated statements of income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains and losses were reflected in accumulated net unrealized gains (losses) on investment securities, net of taxes. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

We recorded accumulated net unrealized losses on investment securities, net of taxes, of ¥521.8 billion as of September 30, 2018 compared to net unrealized gains of ¥2,270.3 billion as of March 31, 2018. This decrease primarily resulted from the adoption of the new guidance described above.

Accumulated other comprehensive income, net of taxes, other than accumulated net unrealized gains (losses) on investment securities, increased ¥42.6 billion to ¥249.6 billion as of September 30, 2018 from ¥207.0 billion as of March 31, 2018. This increase mainly reflected ¥37.1 billion of positive net change in the balance of foreign currency translation adjustments.

As a result of the foregoing, total equity increased ¥303.9 billion to ¥15,949.7 billion as of September 30, 2018 from ¥15,645.8 billion as of March 31, 2018. The ratio of total equity to total assets increased 0.10 percentage points to 5.31% as of September 30, 2018 from 5.21% as of March 31, 2018.

The following table presents information relating to the accumulated net unrealized gains or losses, net of taxes, in respect of available-for-sale investment securities as of March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions, except percentages)
Accumulated net unrealized gains (losses) on investment securities, net of taxes(1)	¥2,270.3	¥(521.8)
Accumulated net unrealized gains (losses) on investment securities, net of taxes, to total equity	14.51%	(3.27%)

Note:

(1)	As a result of our adoption of new guidance on recognition and measurement of financial assets and financial liabilities on April 1, 2018, equity securities are measured at fair value with unrealized gains (losses), or holding gains (losses), reflected in net income. This new guidance is not applied retrospectively to March 31, 2018. Prior to adoption, such unrealized gains (losses) were reflected in other comprehensive income. For more information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.

Capital Adequacy

We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our results of operations and financial condition. Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—We may not be able to maintain our capital ratios above minimum required levels, which could result in the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

We continually monitor our risk-adjusted capital ratio and leverage ratio closely, and manage our operations in consideration of the capital requirements. These ratios are affected not only by fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, marketable securities and deferred tax assets, but also by fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies and by general price levels of Japanese equity securities.

Capital Requirements for Banking Institutions in Japan

Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.

Effective March 31, 2016, the FSA’s capital conservation buffer, global systematically important bank, or G-SIB, surcharge, and countercyclical buffer requirements became applicable to Japanese banking institutions with international operations conducted through foreign offices, including us. The requirements are currently being phased in and, as of September 30, 2018, we are required to maintain a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.02% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. When fully implemented on March 31, 2019, we will be required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5%, and a countercyclical buffer of up to 2.5%, assuming we will be in Bucket 2 of the G-SIB list. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

We have been granted approval by the FSA to exclude the majority of our investment in Morgan Stanley from being subject to double gearing adjustments. The approval was granted for a 10-year period, but the approval amount will be phased out by 20% each year starting from March 31, 2019. As of September 30, 2018, a full application of double gearing adjustments with respect to our investment in Morgan Stanley would have reduced our Common Equity Tier 1 capital ratio by approximately 0.8%.

For a more detailed discussion of the applicable capital ratio requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan” in our annual report on Form 20-F for the fiscal year ended March 31, 2018. For information on the issuance of Additional Tier 1 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Bonds.”

Leverage Requirements for Banking Institutions in Japan

We are required to disclose our consolidated leverage ratio calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. In December 2017, the Group of Central Bank Governors and Heads of Supervision announced final Basel III reforms. The announced reforms include revisions to the measurement of the leverage ratio and a 3.00% minimum leverage ratio requirement, plus a G-SIB leverage ratio buffer equal to 50% of the applicable G-SIB capital surcharge. The announcement sets forth implementation dates of January 1, 2018 for the minimum leverage ratio requirement and January 1, 2022 for the G-SIB leverage ratio buffer requirement. In Japan, a minimum leverage ratio of 3.00% is expected to become applicable to us on March 31, 2019.

Capital Ratios and Leverage Ratios of MUFG

The table below presents our consolidated total capital components, risk-weighted assets, risk-adjusted capital ratios and leverage ratios in accordance with Basel III as of March 31, 2018 and September 30, 2018. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

	March 31, 2018	Minimum capital ratios required(1)	September 30, 2018	Minimum capital ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥14,284.9		¥14,446.1
Additional Tier 1	1,966.8		1,980.9
Tier 1 capital	16,251.7		16,427.0
Tier 2 capital	2,543.7		2,584.1
Total capital	¥18,795.4		¥19,011.2
Risk-weighted assets	¥113,463.6		¥120,127.1
Capital ratios:
Common Equity Tier 1 capital	12.58%	7.51%	12.02%	7.52%
Tier 1 capital	14.32	9.01	13.67	9.02
Total capital	16.56	11.01	15.82	11.02
Leverage ratio	5.01	—	5.05	—

Note:

(1)	The minimum capital ratios required as of March 31, 2018 include a capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.01%. The minimum capital ratios required as of September 30, 2018 include capital conservation buffer of 1.875%, a G-SIB surcharge of 1.125% and a countercyclical buffer of 0.02%.

Management believes that, as of September 30, 2018, we were in compliance with all capital adequacy requirements to which we were subject.

Our Common Equity Tier 1 capital ratio as of September 30, 2018 was lower compared to the ratio as of March 31, 2018 due to an increase in our risk-weighted assets, more than offsetting the impact of larger Common Equity Tier 1 capital. The increase in risk-weighted assets mainly reflected larger floor adjustments, which were adjustments made in accordance with prescribed formulae for the differences in exposures calculated under Basel I and Basel III , including adjustments made to reflect improvements in parameters for the calculation of credit risks and upgrades to the internal credit ratings of borrowers. The increase in our Common Equity Tier 1 capital was mainly due to larger retained earnings, reflecting the net income.

Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan

The table below presents the risk-adjusted capital ratios and leverage ratios of MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as of March 31, 2018 and September 30, 2018. Underlying figures are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The figures in the table below are rounded down. For further information, see Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

	As of March 31, 2018	As of September 30, 2018	Minimum capital ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	11.85%	10.50%	4.50%
Tier 1 capital ratio	13.59	12.01	6.00
Total capital ratio	15.90	14.04	8.00
Leverage ratio	4.81	4.69	—
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.21	19.89	4.50
Tier 1 capital ratio	17.67	21.55	6.00
Total capital ratio	20.03	24.44	8.00
Leverage ratio	4.71	5.77	—
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	12.54	11.28	4.50
Tier 1 capital ratio	14.51	12.99	6.00
Total capital ratio	16.90	15.08	8.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.18	20.14	4.50
Tier 1 capital ratio	17.55	21.83	6.00
Total capital ratio	19.88	24.77	8.00

Management believes that, as of September 30, 2018, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan

The following table presents the LCRs of MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking in accordance with Basel III as adopted by the FSA for the three months ended March 31, 2018, June 30, 2018 and September 30, 2018. The figures underlying the ratios were calculated in accordance with Japanese banking regulations. The percentages in the table below are rounded down. The minimum ratio required during the period from January 1 to December 31, 2018 was 90%.

	Three months ended
	March 31, 2018(1)	June 30, 2018(2)	September 30, 2018(3)
MUFG (consolidated)	144.8%	140.3%	138.4%
MUFG Bank (consolidated)	160.0	148.4	144.7
MUFG Bank (stand-alone)	170.4	156.2	152.8
Mitsubishi UFJ Trust and Banking (consolidated)	113.8	124.4	125.1
Mitsubishi UFJ Trust and Banking (stand-alone)	127.7	151.3	157.0

Notes:

(1)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2018 and March 30 2018 divided by the average amount of net cash outflows for the same 59 business days.
(2)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 2, 2018 and June 30, 2018 divided by the average amount of net cash outflows for the same 62 business days.
(3)	Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 2, 2018 and September 28, 2018 divided by the average amount of net cash outflows for the same 62 business days.

See “Sources of Funding and Liquidity.”

Capital Requirements for Banking Institutions in the United States

In the United States, MUFG Americas Holdings and MUFG Union Bank are subject to various regulatory capital requirements administered by the U.S. Federal banking agencies. Failure to meet the applicable minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material effect on MUFG Americas Holdings’ consolidated financial statements.

For a more detailed discussion of the applicable capital requirements, see “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—United States” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. See also Note 22 to our consolidated financial statements included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018.

In addition, as foreign banking organizations that have U.S. branches and agencies and also as entities that are controlled by MUFG, MUFG Bank and Mitsubishi UFJ Trust and Banking are subject to the FRB’s requirements.

Capital Ratios of Banking Subsidiaries in the United States

The table below presents the risk-adjusted capital ratios of MUFG Americas Holdings and MUFG Union Bank, both subsidiaries of MUFG Bank, calculated in accordance with applicable U.S. banking regulations as of December 31, 2017 and June 30, 2018:

	As of December 31, 2017	Minimum capital ratios required as of December 31, 2017(1)	As of June 30, 2018	Minimum capital ratios required as of June 30, 2018(2)	Ratio OCC requires to be “well capitalized” as of June 2018
MUFG Americas Holdings:
Tier I capital (to risk-weighted assets)	16.31%	7.250%	16.24%	7.875%	—
Tier I capital (to quarterly average assets)(3)	10.06	4.000	10.28	4.000	—
Total capital (to risk-weighted assets)	17.76	9.250	17.15	9.875	—
Common Equity Tier I Capital (to risk-weighted assets)	16.31	5.750	16.24	6.375	—
MUFG Union Bank:
Tier I capital (to risk-weighted assets)	16.17%	7.250%	16.29%	7.875%	8.00%
Tier I capital (to quarterly average assets)(3)	11.78	4.000	12.07	4.000	5.00
Total capital (to risk-weighted assets)	17.68	9.250	16.89	9.875	10.00
Common Equity Tier I Capital (to risk-weighted assets)	16.17	5.750	16.29	6.375	6.50

Notes:

(1)	Beginning January 1, 2017, the minimum capital requirement includes a capital conservation buffer of 1.250%.
(2)	Beginning January 1, 2018, the minimum capital requirement includes a capital conservation buffer of 1.875%.
(3)	Excludes certain deductions.

Management believes that, as of June 30, 2018, MUFG Americas Holdings and MUFG Union Bank were in compliance with all capital adequacy requirements to which they were subject.

As of December 31, 2017 and June 30, 2018, the OCC categorized MUFG Union Bank as “well-capitalized.” To be categorized as “well-capitalized,” MUFG Union Bank must maintain minimum ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to quarterly average assets (leverage ratio) as set forth in the table.

During December 2018, MUFG Americas Holdings repurchased 15,654,589 shares of its common stock, representing 10.6% of the total outstanding shares, for $2.5billion, or ¥283.9 billion, from its parent companies, MUFG and MUFG Bank. Based on the information used to calculate MUFG Americas Holdings’ capital ratios as of June 30, 2018, we estimate that the repurchased shares would result in a decline in each of the company’s Common Equity Tier I capital ratio, Tier I capital ratio and total capital ratio by approximately 2.4 percentage point.

Capital Requirements for Securities Firms in Japan and Overseas

We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operations risks. Specific guidelines are issued as a ministerial ordinance which details the definition of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.

Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities

As of September 30, 2018, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥444.8 billion on a stand-alone basis represented 309.2% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥468.0 billion on a consolidated basis represented 307.5% of the total amounts equivalent to market, counterparty credit and operations risks. As of March 31, 2018, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥446.5 billion on a stand-alone basis represented 291.2% of the total amounts equivalent to market, counterparty credit and operations risks. As of the same date, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥473.3 billion on a consolidated basis represented 293.2% of the total amounts equivalent to market, counterparty credit and operations risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.

Off-Balance Sheet Arrangements

In the normal course of business, we engage in several types of off-balance sheet arrangements to meet the financing needs of customers, including various types of guarantees, credit commitments and commercial letters of credit. The contractual amounts of these guarantees and other off-balance sheet instruments represent the amounts at risk if the contracts were to be fully drawn upon as a result of a subsequent default by our customer and a decline in the value of the underlying collateral. Since many of these commitments expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent our future cash requirements. See Note 13 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the contractual or notional amounts of such commitments.

Some of our off-balance sheet arrangements are related to activities of special purpose entities, most of which are VIEs. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Report for the details of the maximum exposures to non-consolidated VIEs.

Market Risk

VaR for Trading Activities.    The VaR for our total trading activities in the six months ended September 30, 2018 is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2018 was ¥12.36 billion, a ¥0.91 billion decrease compared to March 31, 2018 primarily due to lower risk exposure to equities. Our average daily VaR for the six months ended September 30, 2018 was ¥13.77 billion, a ¥0.48 billion increase compared to the same period of the previous fiscal year primarily due to lower diversification effect resulting from changes in the structure of our portfolio.

	VaR for Trading Activities (April 1, 2018—September 30, 2018)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2018	March 31, 2018
	(in billions)
MUFG	¥13.77	¥17.04	¥11.42	¥12.36	¥13.27
Interest rate	13.09	16.38	11.21	12.99	12.79
Yen	5.73	8.53	4.01	5.24	6.72
U.S. Dollars	5.25	6.50	4.14	5.19	4.63
Foreign exchange	4.47	5.66	3.10	4.11	3.83
Equities	2.06	2.85	0.98	0.98	1.99
Commodities	0.00	0.04	0.00	0.00	0.00
Less diversification effect	(5.85)	—	—	(5.72)	(5.34)

Note:

(1)	The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.

The average daily VaR by quarter in the six months ended September 30, 2018 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2018	¥13.84
July–September 2018	13.71

Quantitative market risks fluctuated throughout the April–September 2018 period, reflecting the reaction of trading activities to market volatility. Market conditions were often volatile during the six months ended September 30, 2018, with positive trading-related revenue recorded for 124 of 130 trading days during the period. The amount of trading-related revenue per day was kept within a stable range, with 34 days of positive revenue and no days of negative revenue exceeding ¥1 billion.

Backtesting.     We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2018, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.

Stress Testing.    We use an HS-VaR model, which calculates potential changes in the market value of our portfolio as a statistically possible amount of losses that could be incurred due to market fluctuations within a certain period (or holding period, of 10 business days) based on historical market volatility for a certain period (or observation period, of 701 business days, or approximately three years). Actual losses may exceed the value at risk obtained by the application of the model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model.

In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing. Through the daily stress testing, we estimate maximum potential losses in each market on the current trading portfolio based on the worst ten-day historical volatility recorded during the VaR observation period of 701 days. As of September 30, 2018, we held a total trading activity position subject to estimated maximum potential losses of ¥7.3 billion as compared to ¥8.8 billion as of March 31, 2018. In addition, the holding company and major subsidiaries conduct stress testing, as appropriate, by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. The holding company and major subsidiaries also measure stressed VaR relating to their trading activities based on a one-year observation period with the highest VaR at least in the immediately preceding ten years. To verify the effectiveness of our HS-VaR model, we also examine whether the data group of hypothetical profits and losses used in the VaR calculation represents an appropriate profit and loss distribution by monitoring the autocorrelation and the kurtosis of the data group.

VaR for Non-Trading Activities.    The aggregate VaR for our total non-trading activities as of September 30, 2018, excluding market risks related to our strategic equity portfolio and measured using the same standards as trading activities, was ¥359.2 billion, a ¥26.7 billion decrease from March 31, 2018. In the six months ended September 30, 2018, risk related to interest rates decreased ¥2.7 billion, and risk related to equities excluding our strategic equity portfolio increased ¥16.3 billion.

For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2018.

Based on a simple summation of figures across market risk categories, interest rate risks accounted for approximately 54% of our total non-trading activity market risks, which consist of interest rate risk, equities risk excluding our strategic equity portfolio, and foreign exchange rate risk. In the six months ended September 30, 2018, the average daily interest rate VaR totaled ¥292.6 billion, with the highest recorded VaR being ¥309.8 billion and the lowest being ¥265.5 billion.

The average daily interest rate VaR by quarter in the six months ended September 30, 2018 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2018	¥370.54
July–September 2018	351.95

Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2018 against that as of March 31, 2018, there was a six percentage point increase in the Japanese yen from 53% to 59%, a five percentage point decrease in the euro from 17% to 12%, and a one percentage point decrease in the U.S. dollar from 30% to 29%.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2018	September 30, 2018
ASSETS
Cash and due from banks	¥32,648,387	¥35,663,868
Interest-earning deposits in other banks	43,209,662	39,157,102

Cash, due from banks and interest-earning deposits in other banks	75,858,049	74,820,970

Call loans, funds sold, and receivables under resale agreements	6,622,281	12,143,047
Receivables under securities borrowing transactions	9,268,756	3,113,172
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,558,587 and ¥6,644,591 at March 31, 2018 and September 30, 2018) (including ¥15,007,706 and ¥14,615,221 at March 31, 2018 and September 30, 2018 measured at fair value under fair value option)	35,186,689	36,087,519
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥11,358,439 and ¥8,489,557 at March 31, 2018 and September 30, 2018)	32,833,114	31,162,510
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥414,857 and ¥537,098 at March 31, 2018 and September 30, 2018) (fair value of ¥3,620,672 and ¥4,198,492 at March 31, 2018 and September 30, 2018)	3,582,941	4,187,966
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,650 and ¥1,505 at March 31, 2018 and September 30, 2018) (including ¥6,699,943 and ¥7,063,987 at March 31, 2018 and September 30, 2018 measured at fair value)	7,238,194	7,605,948

Total investment securities	43,654,249	42,956,424

Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥898,186 and ¥849,589 at March 31, 2018 and September 30, 2018)	117,035,895	117,663,232
Allowance for credit losses	(764,124)	(634,609)

Net loans	116,271,771	117,028,623

Premises and equipment—net	1,013,588	1,000,835
Accrued interest	324,624	352,113
Customers’ acceptance liability	183,084	209,314
Intangible assets—net	1,011,119	1,021,853
Goodwill	441,334	431,155
Deferred tax assets	68,704	67,603
Other assets	10,666,064	10,891,622

Total assets	¥300,570,312	¥300,124,250

Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥130	¥3,366
Interest-earning deposits in other banks	23,161	18,601
Trading account assets	477,583	446,481
Investment securities	1,952,683	1,964,307
Loans	16,550,107	16,127,864
All other assets	187,329	217,976

Total assets of consolidated VIEs	¥19,190,993	¥18,778,595

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2018	September 30, 2018
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥24,406,759	¥24,231,019
Interest-bearing	125,195,310	122,896,999
Overseas offices, principally interest-bearing	46,072,524	45,750,803

Total deposits	195,674,593	192,878,821

Call money, funds purchased, and payables under repurchase agreements	20,587,137	27,948,501
Payables under securities lending transactions	8,170,218	1,900,033
Due to trust account and other short-term borrowings (including ¥264,783 and ¥241,320 at March 31, 2018 and September 30, 2018 measured at fair value under fair value option)	10,267,282	10,193,094
Trading account liabilities	12,222,331	11,825,979
Obligations to return securities received as collateral	3,176,962	3,427,158
Bank acceptances outstanding	183,084	209,314
Accrued interest	165,921	192,090
Long-term debt (including ¥333,985 and ¥355,154 at March 31, 2018 and September 30, 2018 measured at fair value under fair value option)	27,069,556	27,881,157
Other liabilities	7,407,413	7,718,464

Total liabilities	284,924,497	284,174,611

Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 13,900,028,020 shares and 13,827,607,320 shares at March 31, 2018 and September 30, 2018, with no stated value	2,090,270	2,090,270
Capital surplus	5,740,165	5,685,427
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	4,945,733	8,071,376
Accumulated other comprehensive income, net of taxes	2,477,315	(272,240)
Treasury stock, at cost—737,772,882 common shares and 745,634,063 common shares at March 31, 2018 and September 30, 2018	(522,872)	(528,271)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,970,182	15,286,133
Noncontrolling interests	675,633	663,506

Total equity	15,645,815	15,949,639

Total liabilities and equity	¥300,570,312	¥300,124,250

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥28,451	¥16,401
Long-term debt	510,948	524,478
All other liabilities	84,040	99,091

Total liabilities of consolidated VIEs	¥623,439	¥639,970

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2017	2018
Interest income:
Loans, including fees	¥1,098,107	¥1,236,933
Deposits in other banks	57,768	83,569
Investment securities	185,852	201,580
Trading account assets	224,262	233,857
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	36,109	62,959

Total	1,602,098	1,818,898

Interest expense:
Deposits	240,723	323,884
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	72,657	142,906
Due to trust account, other short-term borrowings, and trading account liabilities	41,919	73,942
Long-term debt	126,553	145,113

Total	481,852	685,845

Net interest income	1,120,246	1,133,053
Reversal of credit losses	186,568	71,060

Net interest income after reversal of credit losses	1,306,814	1,204,113

Non-interest income:
Fees and commissions income	701,916	705,438
Foreign exchange losses—net	(3,025)	(99,407)
Trading account profits (losses)—net	69,428	(332,431)
Investment securities gains—net(1)(2)	176,149	422,998
Equity in earnings of equity method investees—net	88,717	140,014
Other non-interest income	44,282	63,078

Total	1,077,467	899,690

Non-interest expense:
Salaries and employee benefits	568,320	577,915
Occupancy expenses—net	88,567	88,484
Fees and commissions expenses	146,625	155,522
Outsourcing expenses, including data processing	136,326	137,912
Depreciation of premises and equipment	46,159	44,664
Amortization of intangible assets	116,878	114,484
Impairment of intangible assets	16,591	667
Insurance premiums, including deposit insurance	45,103	46,696
Communications	28,158	29,557
Taxes and public charges	45,152	51,786
Other non-interest expenses	131,968	160,349

Total	1,369,847	1,408,036

Income before income tax expense	1,014,434	695,767
Income tax expense	234,336	143,212

Net income before attribution of noncontrolling interests	780,098	552,555
Net loss attributable to noncontrolling interests	(10,606)	(696)

Net income attributable to Mitsubishi UFJ Financial Group	¥790,704	¥553,251

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2017	2018
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥790,704	¥553,251
Effect of dilutive instruments:
Stock acquisition rights, performance-based plan under the Board Incentive Plan and restricted stock units(3)	(1,951)	(1,962)

Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥788,753	¥551,289

	Six months ended September 30,
(in thousands)	2017	2018
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	13,354,885	13,123,663
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan(3)	1,964	484

Weighted average common shares for diluted computation	13,356,849	13,124,147

	Six months ended September 30,
(in Yen)	2017	2018
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥59.21	¥42.16
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group(3)	59.05	42.01
Cash dividend per common share	9.00	10.00

Notes:

(1)	The following credit losses are included in Investment securities gains—net:

	Six months ended September 30,
(in millions)	2017	2018
Decline in fair value	¥95	¥81
Other comprehensive income—net	13	4

Total credit losses	¥108	¥85

(2)

New guidance on recognition and measurement of financial assets and financial liabilities requires equity investments to be measured at fair value with changes in fair value recognized in net income in six months ended on September 30, 2018. For additional information, refer to Note1.

(3)

For the six months ended September 30, 2018, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2017	2018
Net income before attribution of noncontrolling interests	¥780,098	¥552,555
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities(1)	247,454	(74,345)
Net debt valuation adjustments	(5,779)	(2,226)
Net unrealized losses on derivatives qualifying for cash flow hedges	(626)	(6,843)
Defined benefit plans	24,609	16,495
Foreign currency translation adjustments	(35,925)	25,649

Total	229,733	(41,270)

Comprehensive income	1,009,831	511,285
Net loss attributable to noncontrolling interests	(10,606)	(696)
Other comprehensive income (loss) attributable to noncontrolling interests	(3,586)	6,043

Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,024,023	¥505,938

Note:

(1)	Included unrealized gains (losses) related to only debt securities in six months ended on September 30, 2018.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2017	2018
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270

Balance at end of period	¥2,090,270	¥2,090,270

Capital surplus:
Balance at beginning of period	¥5,956,644	¥5,740,165
Stock-based compensation	(2,802)	(3,247)
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder	(34,751)	—
Retirement of common stock	(98,952)	(51,527)
Other—net	59	36

Balance at end of period	¥5,820,198	¥5,685,427

Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571

Balance at end of period	¥239,571	¥239,571

Unappropriated retained earnings:
Balance at beginning of period	¥3,931,612	¥4,945,733
Net income attributable to Mitsubishi UFJ Financial Group	790,704	553,251
Cash dividends:
Common stock—¥9.00 per share and ¥10.00 per share in 2017 and 2018	(120,906)	(131,634)
Losses on sales of shares of treasury stock	(8)	—
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	—	2,702,242
Effect of adopting new guidance on recognition of breakage for certain prepaid stored-value products	—	1,784

Balance at end of period	¥4,601,402	¥8,071,376

Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥2,281,423	¥2,477,315
Net change during the period	233,319	(47,313)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities	—	(2,702,242)

Balance at end of period	¥2,514,742	¥(272,240)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2017	2018
Treasury stock, at cost:
Balance at beginning of period	¥(513,988)	¥(522,872)
Purchases of shares of treasury stock	(101,028)	(60,721)
Sales of shares of treasury stock	2,029	3,730
Retirement of common stock	98,952	51,527
Net decrease resulting from changes in interests in consolidated subsidiaries, consolidated variable interest entities, and affiliated companies	36	65

Balance at end of period	¥(513,999)	¥(528,271)

Total Mitsubishi UFJ Financial Group shareholders’ equity	¥14,752,184	¥15,286,133

Noncontrolling interests:
Balance at beginning of period	¥779,176	¥675,633
Initial subscriptions of noncontrolling interests	34,383	8,682
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(57,715)	7,186
Increase (decrease) in noncontrolling interests related to deconsolidation of subsidiaries	8,607	(21,213)
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder	(15,390)	—
Net loss attributable to noncontrolling interests	(10,606)	(696)
Dividends paid to noncontrolling interests	(6,810)	(12,176)
Other comprehensive income (loss), net of taxes	(3,586)	6,043
Other—net	130	47

Balance at end of period	¥728,189	¥663,506

Total equity	¥15,480,373	¥15,949,639

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2017(1)	2018
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥780,098	¥552,555
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	163,037	159,148
Impairment of intangible assets	16,591	667
Rreversal of credit losses	(186,568)	(71,060)
Investment securities gains—net	(176,149)	(422,998)
Foreign exchange losses (gains)—net	(152,647)	360,395
Equity in earnings of equity method investees—net	(88,717)	(140,014)
Provision for deferred income tax expense	76,774	68,680
Decrease in trading account assets, excluding foreign exchange contracts	2,413,956	73,602
Decrease in trading account liabilities, excluding foreign exchange contracts	(3,197,859)	(493,461)
Increase in accrued interest receivable and other receivables	(67,375)	(80,162)
Decrease in accrued interest payable and other payables	(28,880)	(45,948)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	15,428	(86,561)
Increase in collateral for derivative transactions	(508,732)	(546,434)
Increase in cash collateral for the use of Bank of Japan’s settlement infrastructure	(430,802)	(60,462)
Other—net	(304,979)	6,097

Net cash used in operating activities	(1,676,824)	(725,956)

Cash flows from investing activities:
Proceeds from sales and maturities of Available-for-sale debt securities (including proceeds from sales of debt securities under the fair value option)	36,345,499	29,447,103
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(35,755,864)	(27,222,037)
Proceeds from maturities of Held-to-maturity securities	670,897	377,310
Purchases of Held-to-maturity securities	(352,035)	(723,414)
Proceeds from sales and redemption of Equity securities (including proceeds from sales of equity securities under the fair value option)	1,176,962	1,069,888
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(922,551)	(1,264,444)
Purchase of common stock in Bank Danamon, an equity method investee of BK	—	(132,335)
Net decrease in loans	485,079	507,521
Net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	2,602,481	289,196
Capital expenditures for premises and equipment	(72,807)	(60,694)
Purchases of intangible assets	(112,037)	(135,962)
Proceeds from sales of consolidated VIEs and subsidiaries—net	43,371	51,775
Other—net	(23,554)	58,278

Net cash provided by investing activities	4,085,441	2,262,185

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2017(1)	2018
Cash flows from financing activities:
Net increase (decrease) in deposits	718,227	(3,513,570)
Net increase in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	1,189,329	583,900
Net decrease in due to trust account	(247,230)	(357,394)
Net increase in other short-term borrowings	340,236	221,701
Proceeds from issuance of long-term debt	3,340,765	2,767,744
Repayments of long-term debt	(1,448,268)	(2,295,485)
Proceeds from sales of treasury stock	1,219	2,270
Dividends paid	(120,911)	(131,654)
Payments for acquisition of treasury stock	(101,028)	(59,640)
Other—net	(57,792)	(32,406)

Net cash provided by (used in) financing activities	3,614,547	(2,814,534)

Effect of exchange rate changes on cash and cash equivalents	84,952	233,918

Net increase (decrease) in cash and cash equivalents	6,108,116	(1,044,387)

Cash and cash equivalents at beginning of period	64,019,219	75,873,456
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	70,115,508	74,820,970
Restricted cash included in other assets	11,827	8,099

Cash and cash equivalents at end of period	¥70,127,335	¥74,829,069

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥480,203	¥658,461
Income taxes, net of refunds	134,396	153,902
Non-cash investing and financing activities:
Assets acquired under capital lease arrangements	3,045	2,733
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder
Increase in other liabilities	50,000	—
Decrease in noncontrolling interests	15,390	—
Decrease in capital surplus	34,751	—
Increase in accumulated other comprehensive income, net of taxes	141	—

Note:	(1)	The MUFG Group early adopted new guidance on restricted cash retrospectively in the second half of the fiscal year ended March 31, 2018, and amounts for the six months ended September 30, 2017 were revised. See Note 1 Accounting Changes for further information. In addition, the reclassification of certain items on the condensed balance sheets resulted in reclassification of the condensed consolidated statements of cash flows for the six months ended September 30, 2017. See Note 1 Reclassifications for further information.

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.    BASIS OF SEMIANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (formerly, The Bank of Tokyo-Mitsubishi UFJ, Ltd., “MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings” or “SCHD”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.

Basis of Financial Statements

The accompanying semiannual condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements include the accounts of MUFG, its subsidiaries and certain variable interest entities (“VIE”s) (together, the “MUFG Group”), and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2018. Certain information that would be included in annual financial statements but is not required for semiannual reporting purposes under U.S. GAAP has been omitted or condensed.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications and format changes have been made to the prior period condensed consolidated financial statements to conform to the presentation for the six months ended September 30, 2018. These reclassifications and format changes include 1) the reclassifications of interest expense from “Long-term debt” to “Payables under repurchase agreements and securities lending transactions” within interest expense in the condensed consolidated statements of income, and cash flows from “Proceeds from issuance of long-term debt” and “Repayments of long-term debt” to “Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions” in cash flows from financing activities in the condensed consolidated statements of cash flows, in relation to the reclassification of long-term repurchase agreements from “Long-term debt” to “Payables under repurchase agreements” in the condensed consolidated balance sheets that were made in the second half of the fiscal year ended March 31, 2018, and 2) reclassifications of equity investment securities from “Available-for-sale securities” and “Other investment securities” to a new

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

line labeled as “Equity securities” within Investment securities in the condensed consolidated balance sheet to report all marketable and nonmarketable equity investment securities separately from Available-for-sale debt securities and Held-to-maturity debt securities. The related cash flows were also reclassified from “Proceeds from sales and maturities of Available-for-sale securities” and “Proceeds from sales and redemption of Other investment securities” to “Proceeds from sales and redemption of Equity securities”, and from “Purchases of Available-for-sale securities” and “Purchases of Other investment securities” to “Purchases of Equity securities” in cash flows from investing activities in the condensed consolidated statements of cash flows. These reclassifications and format changes did not result in a change to previously reported financial condition, results of operations, and cash flows.

Accounting Changes

Restricted Cash—In November 2016, the FASB issued new guidance which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance also requires an entity to disclose how the statement of cash flows reconciles to the balance sheet when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the balance sheet, and information about the nature of the restrictions on its cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The MUFG Group early adopted this guidance in the second half of the fiscal year ended March 31, 2018 retrospectively. The adoption of the guidance resulted in reclassification of restricted cash balances into cash and cash equivalents on the consolidated statements of cash flows. In addition, the MUFG Group included cash and due from banks and interest-earning deposits in other banks in cash and cash equivalents in the consolidated statements of cash flows, resulting in interest-earning deposits in other banks no longer being reflected in investing activities. Upon adoption, the MUFG Group recorded an increase of ¥3,049 million in Net cash used in operating activities and an increase of ¥727,688 million in Net cash provided by investing activities for the six months ended September 30, 2017.

Revenue from Contracts with Customers—In May 2014, the FASB issued new guidance which supersedes the current revenue recognition requirements, including most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including significant judgments and changes in judgments, and assets recognized from the costs incurred to obtain or fulfill a contract. In March 2016, the FASB issued further guidance related to the principal-versus-agent assessment which requires an entity to determine the nature of the promise to the customer by identifying each specified good or service to be provided and assessing whether an entity controls each specified good or service before that good or service is transferred to the customer. In addition, in April 2016, the FASB issued guidance clarifying certain aspects of identification of promised goods or services and provides implementation guidance on licensing of intellectual property. Furthermore, in May 2016, the FASB issued guidance which amends the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and contract modifications and completed contracts at transition, and on disclosure around transition. In December 2016, the FASB issued additional guidance which amends the new revenue standard to clarify certain aspects, including the scope and disclosure requirements. This guidance is effective for annual reporting periods beginning after December 15, 2017,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

including interim periods within that reporting period. The MUFG Group adopted the guidance on April 1, 2018 on a modified retrospective method, and there was no material impact on its financial position and results of operations. For additional information, see Note 16.

Recognition and Measurement of Financial Assets and Financial Liabilities—In January 2016, the FASB issued new guidance which requires equity investments, except those accounted for under the equity method of accounting or those that result in consolidation of the investee, to be measured at fair value with changes in fair value recognized in net income. However, for equity investments that do not have readily determinable fair values, the fair value may be measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer(“the measurement alternative”), and the impairment assessment is simplified by performing a qualitative assessment to identify impairments. For financial liabilities which were elected to measure at fair value in accordance with the fair value option, this guidance also requires an entity to present separately in other comprehensive income the portion of the changes in the fair value of financial liabilities resulting from a change in the instrument-specific credit risk. In addition, this guidance eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, and clarifies, for disclosure purposes, the requirement for the use of an exit price notion in the determination of the fair value of financial instruments measured at amortized cost. This guidance also clarifies that an entity must evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is not permitted except for the amendments related to the accounting for financial liabilities under the fair value option. In February 2018, the FASB issued additional guidance to improve certain aspects of the new guidance. The MUFG Group adopted the guidance on April 1, 2018. Upon adoption, the MUFG Group recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥2,702 billion, with a corresponding decrease in Accumulated other comprehensive income (loss) (“Accumulated OCI”), net of taxes. Other amendments required under the new guidance did not have a material impact on the MUFG Group’s financial position and results of operations. As a result of adopting this guidance, marketable equity investment securities are measured at fair value with unrealized gains or losses reflected in net income. Prior to adoption, such unrealized gains and losses were reflected in other comprehensive income. Nonmarketable equity investment securities previously accounted for under the cost method of accounting are now measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes.

Recognition of Breakage for Certain Prepaid Stored-Value Products—In March 2016, the FASB issued new guidance which clarifies that liabilities related to the sale of certain prepaid stored-value products are financial liabilities. The guidance also provides a narrow scope exception to the guidance on extinguishments of liabilities to require that breakage for those liabilities be accounted for consistent with the breakage model required by the guidance on revenue from contracts with customers for non-financial liabilities. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early application is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2018. Upon adoption, the MUFG Group recorded an increase in the beginning balance of retained earnings as of April 1, 2018 of ¥1,784 million, net of taxes.

Classification of Certain Cash Receipts and Cash Payments—In August 2016, the FASB issued new guidance which provides specific guidance on eight cash flow classification issues to reduce diversity in practice. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. Since this guidance only impacts classification in the statement of cash flows, adoption will not affect the MUFG Group’s consolidated statements of income or consolidated

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

balance sheets. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its consolidated statements of cash flows.

Intra-Entity Transfers of Assets Other Than Inventory—In October 2016, the FASB issued new guidance which simplifies the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Under current U.S. GAAP, the recognition of current and deferred income taxes for an intra-entity asset transfer is prohibited until the asset has been sold to an outside party. This guidance eliminates this exception for all intra-entity sales of assets other than inventory. This guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Clarifying the Definition of a Business—In January 2017, the FASB issued new guidance which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, an integrated set of assets and activities is not a business. This guidance also requires that to be considered a business, an integrated set of assets and activities must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs, provides a framework to evaluate whether both an input and a substantive process are present, and removes the current requirement to assess if a market participant could replace any missing elements. Furthermore, this guidance narrows the definition of outputs so that the term is consistent with how outputs are described in the new revenue standard. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. Early application is permitted for transactions that occur in a period for which financial statements have not been issued. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets—In February 2017, the FASB issued new guidance which clarifies the scope of the guidance on derecognition of nonfinancial assets and provides guidance on the accounting for partial sales of nonfinancial assets. This guidance defines an in substance nonfinancial asset, unifies guidance related to partial sales of nonfinancial assets, eliminates rules specifically addressing sales of real estate, removes exceptions to the financial asset derecognition model, and clarifies the accounting for contributions of nonfinancial assets to joint venture. The effective date and early adoption of this guidance will be the same as the effective date and early adoption of the new revenue standard. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost—In March 2017, the FASB issued new guidance which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. This guidance also allows only the service cost component to be eligible for capitalization when applicable. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued. The MUFG Group retrospectively adopted this guidance on April 1, 2018 using the practical expedient permitted by this guidance and reclassified the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

non-service cost components of net pension benefit/cost to Other non-interest expenses, and there was no material impact on its financial position and results of operation. See Note 7 for further information.

Scope of Modification Accounting—In May 2017, the FASB issued new guidance which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award changes as a result of the change in terms or conditions. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for which financial statements have not yet been issued. The MUFG Group adopted this guidance on April 1, 2018, and there was no material impact on its financial position and results of operations.

Recently Issued Accounting Pronouncements

Leases—In February 2016, the FASB issued new guidance which requires that lessees recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The accounting applied by lessors is largely unchanged, but the accounting model for leveraged leases is not retained for leases that commence after the effective date of this guidance. This guidance also requires entities to provide qualitative and quantitative disclosures about the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued additional guidance which allowed a modified retrospective adoption method where the guidance would only be applied to open leases at the adoption date and new lease going forward, with a cumulative effect adjustment to retained earnings as of the adoption date. The new lease guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MUFG Group will adopt the guidance on April 1, 2019, using the modified retrospective method without revising prior comparative periods. The MUFG Group will continue to evaluate what effect this guidance will have on its financial statements and related disclosures. The MUFG Group expects a gross-up on its consolidated balance sheet as a result of the adoption of this guidance, recognizing lease liabilities and right-of-use assets, although the extent of such a gross-up is under evaluation. The MUFG Group is in the technology testing phase of this project to support the ongoing lessee accounting required under the new guidance. The MUFG Group’s implementation efforts include evaluation of potential changes to internal controls.

Measurement of Credit Losses on Financial Instruments—In June 2016, the FASB issued new guidance which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to estimate credit losses. Under this guidance, the measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount of the financial asset (or a group of financial assets) measured at amortized cost basis. For available-for-sale debt securities, a credit loss is recorded through an allowance for credit losses and the amount of the allowance is limited to the amount by which fair value is below amortized cost. For purchased financial assets with a more-than-insignificant amount of credit deterioration since origination that are measured at amortized cost basis, the initial allowance for credit losses is added to the purchase price rather than being reported as a credit loss expense, only subsequent changes in the allowance are recorded as a credit loss expense, and interest income is recognized based on the effective interest rate, excluding the discount embedded in the purchase price that is attributable to the acquirer’s assessment of credit losses at acquisition. This guidance also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance, and requires the entity to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MUFG Group is currently evaluating what effect the guidance above will have on its consolidated financial statements and related disclosures. The MUFG Group’s implementation efforts include identifying key interpretive issues and assessing existing credit forecasting models and processes against this guidance to determine what modifications may be required.

Simplifying the Test for Goodwill Impairment—In January 2017, the FASB issued new guidance which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. This guidance eliminates Step 2 and instead requires an entity to perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. This guidance also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test, and instead requires the disclosure of the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. This guidance is effective for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Premium Amortization on Purchased Callable Debt Securities—In March 2017, the FASB issued new guidance which shortens the amortization period for certain callable debt securities held at a premium, specifically requiring the premium to be amortized to the earliest call date. This guidance does not require an accounting change for securities held at a discount, and the discount continues to be amortized to maturity. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted, including adoption in an interim period. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Targeted Improvements to Accounting for Hedging Activities—In August 2017, the FASB issued new guidance which better aligns an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. To meet that objective, this guidance expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. In addition, this guidance includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This guidance also modifies the requirement to disclose the effect on the income statement of fair value and cash flow hedges, eliminates the requirement to disclose the ineffective portion of the change in fair value of hedging instruments, and requires new tabular disclosures related to cumulative basis adjustments for fair value hedges. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted in any interim period after issuance of this guidance. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Improvements to Nonemployee Share-Based Payment Accounting—In June 2018, the FASB issued new guidance which largely aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this guidance, equity-classified share-based payment awards issued to nonemployees are measured at the grant date, instead of the previous requirement to measure the awards at the earlier of the date at

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

which the performance commitment is reached or the date of performance completion. For awards issued to nonemployees with performance conditions, compensation cost associated with the awards is recognized when achievement of the performance condition is probable, instead of the previous requirement to recognize the costs based on the lowest aggregate fair value. This guidance also eliminates the previous requirement to reassess the classification for certain nonemployee awards upon vesting. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of the new revenue standard. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement—In August 2018, the FASB issued new guidance which modifies the disclosure requirements on fair value measurements. This guidance removes disclosure requirements for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and valuation processes for Level 3 fair value measurements, clarifies disclosure requirements for investments in certain entities that calculate net asset value and the measurement uncertainty, and adds disclosure requirements for unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of this guidance. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this guidance and delay adoption of the additional disclosures until their effective date. The MUFG Group is currently evaluating what effect the guidance will have on its disclosures.

Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans—In August 2018, the FASB issued new guidance which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This guidance removes certain disclosure requirements, including amounts in Accumulated OCI expected to be recognized as components of net periodic benefit cost over the next fiscal year and the amount and timing of plan assets expected to be returned to the employer, clarifies disclosure requirements for defined benefit plans with projected or accumulated benefit obligations in excess of plan assets, and adds disclosure requirements for weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates as well as an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This guidance is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The MUFG Group is currently evaluating what effect the guidance will have on its disclosures.

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract—In August 2018, the FASB issued new guidance which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This guidance requires an entity (customer) in a hosting arrangement that is a service contract to follow the guidance on internal-use software to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. This guidance also requires the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement, apply the existing impairment guidance on internal-use software to the capitalized implementation costs as if the costs were long-lived assets, and present the capitalized-implementation-cost-related items in the same line items in the financial statements as those relating to fees associated with the hosting element (service) of the arrangement. This guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosures.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes—In October 2018, the FASB issued new guidance which permits use of the Overnight Index Swap (“OIS”) rate based on Secured Overnight Financing Rate as a U.S. benchmark interest rate for hedge accounting purposes in addition to the interest rates on direct Treasury obligations of the U.S. government, the London Interbank Offered Rate (“LIBOR”), the OIS rate based on the Fed Funds Effective Rate, and the Securities Industry and Financial Markets Association Municipal Swap Rate. This guidance is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted in any interim period upon issuance of this guidance if an entity already has adopted the new hedge accounting standard. The MUFG Group is currently evaluating what effect the guidance will have on its consolidated financial statements and related disclosure.

2.    BUSINESS DEVELOPMENTS

Mitsubishi UFJ NICOS Became a Wholly-Owned Subsidiary

On May 15, 2017, MUFG and its subsidiary Mitsubishi UFJ NICOS entered into a share exchange agreement for MUFG to acquire the remaining 15.02% ownership of Mitsubishi UFJ NICOS by agreeing, on October 2, 2017, to pay ¥50,000 million cash to the only holder of Mitsubishi UFJ NICOS common stock other than MUFG. The transaction was accounted for as a non-cancellable forward purchase contract. Accordingly, liability of ¥50,000 million was recognized in Other liabilities on the accompanying consolidated balance sheet with a corresponding reduction in Noncontrolling interests of ¥15,390 million and Capital surplus of ¥34,751 million, and an increase in Accumulated OCI, net of taxes of ¥141 million. On October 2, 2017, MUFG settled Other liabilities of ¥50,000 million. The purpose of making a wholly-owned subsidiary is to effect a shift in posture enabling a more flexible response to changes in the business environment and the swift pursuit of group synergies.

Acquisition of shares in Bank Danamon in Indonesia

On December 26, 2017, MUFG Bank entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other affiliated entities (the “Sellers”) to acquire their 73.8% equity interests in an Indonesian bank, PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals.

Danamon, which was established in 1956, is the fifth most profitable Indonesian commercial bank in terms of net income. Danamon provides banking and financial products and services to consumer, micro-finance, small and medium enterprise (“SME”) and corporate customers, with a network of around 1,800 offices in Indonesia.

MUFG Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s growing economy as well as local companies seeking to expand into the region. This investment is also expected to strategically allow MUFG Bank to benefit from Danamon’s foothold in the developing local retail and SME segments to deepen its banking franchise in Indonesia.

This strategic investment by MUFG Bank will be executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction will result in MUFG Bank becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of MUFG Bank.

In Step 1, MUFG Bank acquired an initial 19.9% equity interest in Danamon from the Sellers on December 29, 2017, based on a price of IDR 8,323 (approximately ¥70(1)) per share, for an investment amount of IDR 15,875 billion (approximately ¥133 billion(1)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017 with certain adjustments applied. AFI continues to be the majority shareholder in Danamon after closing of Step 1. MUFG Bank classified Danamon’s equity securities as Available-for-sale securities on the acquisition date.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

In Step 2, MUFG Bank acquired an additional 20.1% equity interest in Danamon from the Sellers on August 3, 2018, based on a price of IDR 8,921 (approximately ¥69(2)) per share, for an investment amount of IDR 17,187 billion (approximately ¥132.3 billion(2)). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018 with certain adjustments applied. As a result, equity interest in Danamon increased to 40%, and MUFG Bank started to apply the equity method of accounting for its investment in Danamon during the six months ended September 30, 2018.

In Step 3, MUFG Bank intends to seek the necessary approvals to increase its equity interest in Danamon beyond the 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from MUFG Bank. With the closing of Step 3, MUFG Bank’s final equity interest in Danamon is expected to be above 73.8%. The prices for Danamon’s shares in Step 3 will be based on a similar approach as Step 1 and Step 2.

Notes:	(1)	Calculated based on the exchange rate of IDR1 = ¥0.0084
	(2)	Calculated based on the exchange rate of IDR1 = ¥0.0077

3.    INVESTMENT SECURITIES

The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities, Held-to-maturity debt securities, and Marketable equity securities included in Available-for-sale securities at March 31, 2018, and Available-for-sale debt securities and Held-to-maturity debt securities at September 30, 2018:

At March 31, 2018:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥24,272,345	¥299,402	¥3,843		¥24,567,904
Japanese prefectural and municipal bonds	1,532,143	7,808	2,520		1,537,431
Foreign governments and official institutions bonds	2,207,662	8,938	44,908		2,171,692
Corporate bonds	1,104,799	15,589	1,028		1,119,360
Residential mortgage-backed securities	1,632,346	752	15,563		1,617,535
Commercial mortgage-backed securities	95,383	473	620		95,236
Asset-backed securities	1,546,989	12,775	1,415		1,558,349
Other debt securities(1)	165,002	3,635	3,030		165,607

Total	¥32,556,669	¥349,372	¥72,927		¥32,833,114

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,807	¥40,212	¥—		¥1,141,019
Foreign governments and official institutions bonds	59,330	383	103		59,610
Residential mortgage-backed securities	885,965	1,660	14,726	(2)	872,899
Commercial mortgage-backed securities	171,647	4,107	1,018	(2)	174,736
Asset-backed securities	1,365,192	8,438	1,222		1,372,408

Total	¥3,582,941	¥54,800	¥17,069		¥3,620,672

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2018:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Equity securities:
Marketable equity securities	¥2,789,392	¥3,925,680	¥43,488	¥6,671,584

Total	¥2,789,392	¥3,925,680	¥43,488	¥6,671,584

Notes:	(1)	Other debt securities in the table above include ¥152,374 million of private placement debt conduit bonds.
	(2)	MUFG Americas Holdings Corporation (“MUFG Americas Holdings” or “MUAH”) reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities during the fiscal year ended March 31, 2014. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥3,457 million and ¥5,932 million, respectively, at March 31, 2018 and are not included in the table above.

At September 30, 2018:	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥22,605,246	¥241,338	¥14,695		¥22,831,889
Japanese prefectural and municipal bonds	1,777,026	5,325	6,084		1,776,267
Foreign governments and official institutions bonds	2,248,125	7,063	57,733		2,197,455
Corporate bonds	1,097,050	14,159	1,071		1,110,138
Residential mortgage-backed securities	1,521,850	496	26,597		1,495,749
Commercial mortgage-backed securities	109,708	48	3,136		106,620
Asset-backed securities	1,486,367	10,317	351		1,496,333
Other debt securities(1)	148,974	3,033	3,948		148,059

Total	¥30,994,346	¥281,779	¥113,615		¥31,162,510

Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥1,100,765	¥33,485	¥—		¥1,134,250
Foreign governments and official institutions bonds	58,209	246	336		58,119
Residential mortgage-backed securities	991,682	701	29,568	(2)	962,815
Commercial mortgage-backed securities	165,786	1,321	2,001	(2)	165,106
Asset-backed securities	1,871,524	9,634	2,956		1,878,202

Total	¥4,187,966	¥45,387	¥34,861		¥4,198,492

Notes:	(1)	Other debt securities in the table above include ¥135,688 million of private placement debt conduit bonds.
	(2)	MUFG Americas Holdings reclassified residential mortgage-backed securities and commercial mortgage-backed securities from Available-for-sale debt securities to Held-to-maturity debt securities. As a result of the reclassification of residential mortgage-backed securities and commercial mortgage-backed securities, the unrealized losses before taxes at the date of reclassification remaining in Accumulated OCI in the accompanying condensed consolidated balance sheets were ¥11,697 million and ¥5,275 million, respectively, at September 30, 2018 and are not included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Contractual Maturities

The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2018 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥33,162	¥33,051	¥9,096,329
Due from one year to five years	173,953	174,740	12,133,838
Due from five years to ten years	1,561,712	1,592,472	5,787,030
Due after ten years	2,419,139	2,398,229	4,145,313

Total	¥4,187,966	¥4,198,492	¥31,162,510

Realized Gains and Losses

For the six months ended September 30, 2017, gross realized gains on sales of Available-for-sale debt securities and marketable equity securities were ¥189,782 million, and gross realized losses on sales of Available-for-sale debt securities and marketable equity securities were ¥14,041 million.

For the six months ended September 30, 2018, gross realized gains on sales of Available-for-sale debt securities were ¥23,746 million and gross realized losses on sales of Available-for-sale debt securities were ¥9,495 million.

Other-than-temporary Impairments of Investment Securities

For the six months ended September 30, 2017, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥6,428 million, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥6,428 million for the six months ended September 30, 2017 included losses of ¥6,036 million from marketable equity securities and ¥108 million from Available-for-sale debt securities which mainly comprised of corporate bonds.

For the six months ended September 30, 2018, losses resulting from impairment of investment securities to reflect the decline in value considered to be other-than-temporary were ¥85 million, which were included in Investment securities gains—net in the accompanying condensed consolidated statements of income. The losses of ¥85 million for the six months ended September 30, 2018 was recorded substantially from Available-for-sale debt securities which mainly comprised of corporate bonds. Impairment of marketable equity securities is eliminated according to new guidance on recognition and measurement of financial assets and financial liabilities. The Available-for-sale securities (AFS category) is eliminated for equity securities and, therefore, other-than-temporary impairment (“OTTI”) review is not required for those securities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Gross Unrealized Losses and Fair Value

The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities, Held-to-maturity debt securities and Equity securities at March 31, 2018, and Available-for-sale debt securities, Held-to-maturity debt securities at September 30, 2018, by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2018:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥4,767,893	¥2,701	¥187,000	¥1,142	¥4,954,893	¥3,843	140
Japanese prefectural and municipal bonds	400,705	453	353,047	2,067	753,752	2,520	193
Foreign governments and official institutions bonds	846,818	16,955	818,937	27,953	1,665,755	44,908	157
Corporate bonds	312,993	856	74,717	172	387,710	1,028	150
Residential mortgage-backed securities	438,545	2,644	623,285	12,919	1,061,830	15,563	503
Commercial mortgage-backed securities	50,898	386	9,067	234	59,965	620	60
Asset-backed securities	144,073	1,403	5,345	12	149,418	1,415	29
Other debt securities	12,341	367	56,117	2,663	68,458	3,030	23

Total	¥6,974,266	¥25,765	¥2,127,515	¥47,162	¥9,101,781	¥72,927	1,255

Held-to-maturity debt securities:
Foreign governments and official institutions bonds	¥55,837	¥103	¥—	¥—	¥55,837	¥103	10
Residential mortgage-backed securities	299,286	3,487	451,968	11,239	751,254	14,726	332
Commercial mortgage-backed securities	2,150	2	169,065	1,016	171,215	1,018	32
Asset-backed securities	275,814	1,222	—	—	275,814	1,222	11

Total	¥633,087	¥4,814	¥621,033	¥12,255	¥1,254,120	¥17,069	385

Equity securities:
Marketable equity securities	¥448,489	¥43,482	¥28	¥6	¥448,517	¥43,488	116

Total	¥448,489	¥43,482	¥28	¥6	¥448,517	¥43,488	116

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2018:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥9,844,320	¥12,969	¥215,149	¥1,726	¥10,059,469	¥14,695	247
Japanese prefectural and municipal bonds	965,127	2,736	401,458	3,348	1,366,585	6,084	344
Foreign governments and official institutions bonds	719,858	14,786	956,427	42,947	1,676,285	57,733	157
Corporate bonds	263,849	801	178,709	270	442,558	1,071	147
Residential mortgage-backed securities	491,920	9,216	466,314	17,381	958,234	26,597	522
Commercial mortgage-backed securities	90,747	2,542	10,959	594	101,706	3,136	106
Asset-backed securities	167,342	350	969	1	168,311	351	36
Other debt securities	35,662	1,069	42,771	2,879	78,433	3,948	25

Total	¥12,578,825	¥44,469	¥2,272,756	¥69,146	¥14,851,581	¥113,615	1,584

Held-to-maturity debt securities:
Foreign governments and official institutions bonds	¥54,557	¥336	¥—	¥—	¥54,557	¥336	10
Residential mortgage-backed securities	424,594	8,768	518,017	20,800	942,611	29,568	463
Commercial mortgage-backed securities	5,211	113	159,895	1,888	165,106	2,001	33
Asset-backed securities	586,940	2,956	—	—	586,940	2,956	23

Total	¥1,071,302	¥12,173	¥677,912	¥22,688	¥1,749,214	¥34,861	529

Evaluating Investment Securities for Other-than-temporary Impairments

The following describes the nature of the MUFG Group’s investments and the conclusions reached in determining whether the unrealized losses were temporary or other-than-temporary.

Japanese national government and Japanese government agency bonds, Foreign governments and official institutions bonds and Commercial mortgage-backed securities

As of September 30, 2018, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, such changes are considered to be temporary and no impairment loss has been recorded.

Corporate bonds

As of September 30, 2018, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.

The following table presents a roll-forward of the credit loss component recognized in earnings. The balance at the beginning of each period for the six months ended September 30 represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairment has occurred. The credit loss component is reduced when the corporate bonds mature or are sold.

	Six months ended September 30,
	2017	2018
	(in millions)
Balance at beginning of period	¥4,125	¥3,498

Additions:
Initial credit impairments	107	34
Subsequent credit impairments	1	51

Reductions:
Securities sold or matured	(403)	(233)

Balance at end of period	¥3,830	¥3,350

The cumulative declines in fair value of the credit impaired debt securities, which were mainly corporate bonds, held at September 30, 2017 and 2018 were ¥3,200 million and ¥1,826 million, respectively. Of which, the credit loss components recognized in earnings were ¥3,830 million and ¥3,350 million, and the remaining amounts related to all other factors recognized in Accumulated OCI before taxes were ¥630 million and ¥1,524 million at September 30, 2017 and 2018, respectively.

Residential mortgage-backed securities

As of September 30, 2018, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group analyzed that no OTTI was identified on such securities as of September 30, 2018 and no impairment loss has been recorded because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.

Asset-backed securities

As of September 30, 2018, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to estimate the OTTI and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no OTTI was identified as of September 30, 2018 and no impairment loss has been recorded.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other debt securities

As of September 30, 2018, other debt securities primarily consist of private placement debt conduit bonds, which are not rated by external credit rating agencies. The unrealized losses on these bonds result from a higher return on capital expected by the secondary market compared with the return on capital required at the time of origination when the bonds were purchased. The MUFG Group estimates loss projections for each security by assessing the underlying collateral of each security. The MUFG Group estimates the portion of loss attributable to credit based on the expected cash flows of the underlying collateral using estimates of current key assumptions, such as probability of default and loss severity. Cash flow analysis of the underlying collateral provides an estimate of OTTI, which is performed when the fair value of a security is lower than its amortized cost and potential impairment is identified. Based on the analysis, no OTTI losses were recorded in the accompanying condensed consolidated statements of income.

Marketable equity securities included in Equity Securities

The MUFG Group determines whether unrealized losses on marketable equity securities are temporary based on its ability and positive intent to hold the investments for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairment. Impairment is evaluated considering various factors, and their relative significance varies from case to case. The MUFG Group’s review includes, but is not limited to, consideration of the following factors:

The length of time that the fair value of the investment has been below cost—The MUFG Group generally deems a continued decline of fair value below cost for six months or more to be other-than-temporary.

The extent to which the fair value of investments has been below cost as of the end of the reporting period—The MUFG Group’s investment portfolio is exposed to volatile equity prices affected by many factors including investors’ perspectives as to future economic prospects and the issuers’ performance. The MUFG Group generally deems the decline in fair value below cost of 20% or more as an indicator of an other-than-temporary decline in fair value.

The financial condition and near-term prospects of the issuer—The MUFG Group considers the financial condition and near-term prospects of the issuer primarily based on the credit standing of the issuers as determined by its credit rating system.

At September 30, 2017, unrealized losses on marketable equity securities which have been in a continuous loss position are considered temporary based on the evaluation as described above.

OTTI of marketable equity securities is eliminated according to new guidance on recognition and measurement of financial assets and financial liabilities.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Equity Securities

The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2018.

Six months ended September 30,
2018
(in millions)
Net gains recognized during the period(1)	¥411,720
Less:
Net gains recognized during the period on equity securities sold during the period	12,470

Net unrealized gains recognized during the reporting period still held at the reporting date	¥399,250

Note:	(1)	Included in Investment securities gains—net.

Nonmarketable Equity Securities

Nonmarketable equity securities included in Equity securities were primarily carried at cost of ¥538,251 million at March 31, 2018, because their fair values were not readily determinable.

The remaining balances were nonmarketable equity securities included in Equity securities held by certain subsidiaries subject to specialized industry accounting principles for investment companies and broker-dealers and carried at fair value of ¥28,359 million at March 31, 2018. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018 for the valuation techniques and inputs used to estimate the fair values.

With respect to cost-method investments of ¥97,586 million at March 31, 2018, the MUFG Group estimated a fair value using commonly accepted valuation techniques to determine whether the investments were impaired in each reporting period. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018 for the details of these commonly accepted valuation techniques. If the fair value of the investment is less than the cost of the investment, the MUFG Group proceeds to evaluate whether the impairment is other-than-temporary.

With respect to cost-method investments of ¥440,665 million at March 31, 2018, the MUFG Group performed a test to determine whether any impairment indicators existed for each investment in each reporting period. If an impairment indicator exists, the MUFG Group estimates the fair value of the cost-method investment. If the fair value of the investment is less than the cost of the investment, the MUFG Group performs an evaluation of whether the impairment is other-than-temporary. The primary method the MUFG Group uses to identify impairment indicators is a comparison of the MUFG Group’s share of an investee’s net assets to the cost of the MUFG Group’s investment in the investee. The MUFG Group also considers whether significant adverse changes in the regulatory, economic or technological environment have occurred with respect to the investee. The MUFG Group periodically monitors the status of each investee including the credit rating, which is generally updated once a year based on the annual financial statements of the issuer. In addition, if an event that could impact the credit rating of an investee occurs, the MUFG Group reassesses the appropriateness of the credit rating assigned to the issuer in order to maintain an updated credit rating. The MUFG Group did not estimate the fair value of cost-method investments, which had aggregated costs of ¥437,486 million at March 31, 2018, since it was not practical and the MUFG Group identified no impairment indicators.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Based on the procedures described above, the MUFG Group recognized OTTI losses on the cost-method investments of ¥284 million for the six months ended September 30, 2017. Each impairment loss was recognized based on the specific circumstances of each individual company. No impairment loss was individually material.

Measurement Alternative of Equity Securities

The following table presents the carrying value of nonmarketable equity securities held at September 30, 2018, that were measured under the measurement alternative, and the related adjustments for these securities during the six months ended September 30, 2018.

Six months ended September 30,
2018
(in millions)
Measurement alternative balance at September 30, 2018	¥541,961
Measurement alternative impairment losses(1)	¥(479)
Measurement alternative downward changes for observable prices(1)(2)	¥—
Measurement alternative upward changes for observable prices(1)(2)	¥8,492

Notes:	(1)	Included in Investment securities gains—net.
	(2)	Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4.    LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans at March 31, 2018 and September 30, 2018 by domicile and industry of the borrower are summarized below. Classification of loans by industry is based on the industry segment loan classifications as defined by the Bank of Japan.

	March 31, 2018	September 30, 2018
	(in millions)
Domestic:
Manufacturing	¥10,876,625	¥10,717,304
Construction	781,262	698,783
Real estate	11,763,769	11,746,501
Services	2,689,086	2,576,921
Wholesale and retail	7,989,080	7,837,551
Banks and other financial institutions(1)	4,818,364	4,892,078
Communication and information services	1,551,533	1,550,557
Other industries	8,939,291	8,943,344
Consumer	16,287,332	15,964,092

Total domestic	65,696,342	64,927,131

Foreign:
Governments and official institutions	920,538	836,116
Banks and other financial institutions(1)	12,851,570	13,029,862
Commercial and industrial	30,591,173	31,936,891
Other	7,270,928	7,228,511

Total foreign	51,634,209	53,031,380

Unearned income, unamortized premiums—net and deferred loan fees—net	(294,656)	(295,279)

Total(2)	¥117,035,895	¥117,663,232

Notes:	(1)	Loans to so-called “non-bank finance companies” are generally included in the “Banks and other financial institutions” category. Non-bank finance companies are primarily engaged in consumer lending, factoring and credit card businesses.
	(2)	The above table includes loans held for sale of ¥226,923 million at March 31, 2018 and ¥238,564 million at September 30, 2018, respectively.

The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUFG Americas Holdings, and Bank of Ayudhya Public Company Limited (“Krungsri”) based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2018 for further information.

Nonaccrual Loans

Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUFG Americas Holdings, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2018 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The nonaccrual loans by class at March 31, 2018 and September 30, 2018 is shown below:

	March 31, 2018	September 30, 2018
	(in millions)
Commercial
Domestic	¥332,994	¥307,725
Manufacturing	77,163	70,201
Construction	10,791	9,675
Real estate	33,317	26,098
Services	30,717	29,222
Wholesale and retail	108,175	101,210
Banks and other financial institutions	1,145	1,654
Communication and information services	13,815	13,151
Other industries	37,549	40,314
Consumer	20,322	16,200
Foreign-excluding MUAH and Krungsri	109,516	93,786
Residential	69,464	68,732
Card	61,387	61,694
MUAH	52,282	39,248
Krungsri	121,286	113,328

Total(1)	¥746,929	¥684,513

Note:	(1)

The above table does not include loans held for sale of ¥61 million and ¥3,969 million at March 31, 2018 and September 30, 2018, respectively, and loans acquired with deteriorated credit quality of ¥6,659 million and ¥5,899 million, at March 31, 2018 and September 30, 2018, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impaired Loans

The MUFG Group’s impaired loans primarily include nonaccrual loans and troubled debt restructurings (“TDRs”). The following table shows information about impaired loans by class at March 31, 2018 and September 30, 2018:

	Recorded Loan Balance
At March 31, 2018:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥626,469	¥188,984	¥815,453	¥875,795	¥331,851
Manufacturing	361,268	36,566	397,834	408,124	166,098
Construction	10,936	7,172	18,108	18,490	7,921
Real estate	43,553	23,053	66,606	71,809	10,665
Services	38,097	16,600	54,697	59,335	25,890
Wholesale and retail	128,661	49,628	178,289	189,404	94,832
Banks and other financial institutions	1,125	26	1,151	1,151	972
Communication and information services	18,782	7,852	26,634	28,082	16,041
Other industries	12,978	34,282	47,260	67,525	5,350
Consumer	11,069	13,805	24,874	31,875	4,082
Foreign-excluding MUAH and Krungsri	122,243	40,249	162,492	190,518	82,855
Loans acquired with deteriorated credit quality	7,837	—	7,837	15,470	4,324
Residential	105,089	6,261	111,350	134,777	16,928
Card	66,964	388	67,352	74,840	21,223
MUAH	48,895	33,650	82,545	94,565	7,743
Krungsri	58,529	25,565	84,094	90,957	29,402

Total(3)	¥1,036,026	¥295,097	¥1,331,123	¥1,476,922	¥494,326

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
At September 30, 2018:	Requiring an Allowance for Credit Losses	Not Requiring an Allowance for Credit Losses(1)	Total(2)	Unpaid Principal Balance	Related Allowance for Credit Losses
	(in millions)
Commercial
Domestic	¥585,995	¥191,468	¥777,463	¥834,391	¥240,718
Manufacturing	351,225	36,331	387,556	397,682	88,726
Construction	8,117	6,563	14,680	15,238	6,355
Real estate	24,030	32,229	56,259	61,461	7,386
Services	33,550	15,285	48,835	52,350	23,329
Wholesale and retail	126,183	46,559	172,742	183,688	89,851
Banks and other financial institutions	1,771	25	1,796	1,796	1,583
Communication and information services	17,373	7,701	25,074	26,641	15,141
Other industries	13,004	35,894	48,898	67,095	5,376
Consumer	10,742	10,881	21,623	28,440	2,971
Foreign-excluding MUAH and Krungsri	124,631	23,959	148,590	169,822	69,774
Loans acquired with deteriorated credit quality	7,621	—	7,621	14,920	5,679
Residential	99,610	6,865	106,475	128,263	14,488
Card	65,783	391	66,174	73,590	21,686
MUAH	39,445	28,533	67,978	85,520	6,464
Krungsri	54,165	26,290	80,455	87,871	27,900

Total(3)	¥977,250	¥277,506	¥1,254,756	¥1,394,377	¥386,709

Notes:	(1)	These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ original effective interest rate, loans’ observable market price, or the fair value of the collateral if the loan is a collateral-dependent loan.
	(2)	Included in impaired loans at March 31, 2018 and September 30, 2018 are accrual TDRs as follows: ¥536,748 million and ¥525,746 million—Commercial; ¥40,734 million and ¥36,915 million—Residential; ¥28,541 million and ¥27,377 million—Card; ¥39,333 million and ¥37,281 million—MUFG Americas Holdings; and ¥24,899 million and ¥26,453 million—Krungsri, respectively.
	(3)	In addition to impaired loans presented in the above table, there were impaired loans held for sale of ¥61 million and ¥1,946 million at March 31, 2018 and September 30, 2018, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows information regarding the average recorded loan balance and recognized interest income on impaired loans for the six months ended September 30, 2017 and 2018:

	2017		2018
	Average Recorded Loan Balance	Recognized Interest Income	Average Recorded Loan Balance	Recognized Interest Income
	(in millions)
Commercial
Domestic	¥952,510	¥4,830	¥796,431	¥5,846
Manufacturing	509,211	1,812	392,695	2,787
Construction	20,112	144	16,393	162
Real estate	77,940	574	61,434	544
Services	62,750	381	51,767	420
Wholesale and retail	190,328	1,109	175,516	1,385
Banks and other financial institutions	2,030	7	1,474	4
Communication and information services	24,872	192	25,854	246
Other industries	34,783	387	48,080	91
Consumer	30,484	224	23,218	207
Foreign-excluding MUAH and Krungsri	235,723	3,573	153,708	1,598
Loans acquired with deteriorated credit quality	8,817	563	7,648	194
Residential	123,441	846	108,914	856
Card	71,080	1,052	66,762	857
MUAH	64,293	898	66,505	955
Krungsri	71,176	1,788	83,239	2,640

Total	¥1,527,040	¥13,550	¥1,283,207	¥12,946

Interest income on nonaccrual loans for all classes was recognized on a cash basis when ultimate collectibility of principal was certain. Otherwise, cash receipts were applied as principal reductions. Interest income on accruing impaired loans, including TDRs, was recognized on an accrual basis to the extent that the collectibility of interest income was reasonably certain based on management’s assessment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table shows a roll-forward of accrual TDRs and other impaired loans (including nonaccrual TDRs) for the six months ended September 30, 2017 and 2018:

	2017	2018
	(in millions)
Accrual TDRs:
Balance at beginning of period	¥819,819	¥670,255
Additions (new accrual TDR status)(1)	65,483	40,021
Transfers to other impaired loans (including nonaccrual TDRs)	(16,624)	(9,623)
Loans sold	(16,776)	(26)
Principal payments and other	(140,664)	(46,855)

Balance at end of period(1)	¥711,238	¥653,772

Other impaired loans (including nonaccrual TDRs):
Balance at beginning of period	¥896,031	¥660,868
Additions (new other impaired loans (including nonaccrual TDRs) status)(1)(2)	145,885	97,596
Charge-off	(57,238)	(28,410)
Transfers to accrual TDRs	(20,000)	(14,548)
Loans sold	(22,482)	(2,496)
Principal payments and other	(137,124)	(112,026)

Balance at end of period(1)	¥805,072	¥600,984

Notes:	(1)	For the six months ended September 30, 2017, lease receivables of ¥880 million and ¥70 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥4,644 million and ¥628 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2017. For the six months ended September 30, 2018, lease receivables of ¥538 million and ¥50 million in the Krungsri segment, which were accrual TDRs and nonaccrual TDRs, respectively, are excluded from the additions of accrual TDRs and other impaired loans, respectively, and the related ending balances of such TDRs amounting to ¥3,642 million and ¥1,135 million, are also excluded from the balance of accrual TDRs and other impaired loans, respectively, as of September 30, 2018.
	(2)	Included in the additions of other impaired loans for the six months ended September 30, 2017 and 2018 are nonaccrual TDRs as follows: ¥6,489 million and ¥6,870 million—Card; ¥3,366 million and ¥9,809 million—MUFG Americas Holdings; and ¥6,108 million and ¥6,499 million—Krungsri, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Troubled Debt Restructurings

The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2017 and 2018:

	2017			2018
	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥28,645	¥28,603	¥2,996	¥20,440	¥20,440	¥1,643
Manufacturing	12,502	12,460	368	4,594	4,594	74
Construction	142	142	—	43	43	—
Real estate	1,107	1,107	10	561	561	—
Services	2,343	2,343	680	1,505	1,505	436
Wholesale and retail	9,889	9,889	1,778	12,240	12,240	615
Banks and other financial institutions	246	246	—	—	—	—
Communication and information services	1,072	1,072	135	156	156	518
Other industries	425	425	—	312	312	—
Consumer	919	919	25	1,029	1,029	—
Foreign-excluding MUAH and Krungsri	9,983	9,983	—	5,649	5,649	—
Loans acquired with deteriorated credit quality	—	—	—	—	—	—
Residential(1)(3)	5,459	5,459	124	4,235	4,235	83
Card(2)(3)	9,570	9,334	1,977	10,382	9,953	1,810
MUAH(2)(3)	18,878	18,878	2,331	11,621	11,621	199
Krungsri(2)(3)	9,856	9,856	1,735	11,889	11,889	3,545

Total	¥82,391	¥82,113	¥9,163	¥64,216	¥63,787	¥7,280

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans.
	(3)

For the six months ended September 30, 2017 and 2018, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential, MUFG Americas Holdings and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table summarizes outstanding recorded investment balances of TDRs by class at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in millions)
Commercial(1)
Domestic	¥482,566	¥469,793
Manufacturing	320,702	317,379
Construction	7,362	5,008
Real estate	33,289	30,160
Services	23,987	19,619
Wholesale and retail	70,119	71,529
Banks and other financial institutions	6	142
Communication and information services	12,837	11,939
Other industries	9,712	8,594
Consumer	4,552	5,423
Foreign-excluding MUAH and Krungsri	54,182	55,953
Residential(1)	40,734	36,915
Card(2)	67,352	66,174
MUAH(2)	65,373	63,543
Krungsri(2)	54,036	56,026

Total	¥764,243	¥748,404

Notes:	(1)	TDRs for the Commercial and Residential segments include accruing loans and do not include nonaccrual loans.
	(2)	TDRs for the Card, MUFG Americas Holdings and Krungsri segments include accrual and nonaccrual loans. Included in the outstanding recorded investment balances as of March 31, 2018 and September 30, 2018 are nonaccrual TDRs as follows: ¥38,811 million and ¥38,797 million—Card; ¥26,040 million and ¥26,262 million—MUFG Americas Holdings; and ¥24,855 million and ¥25,931 million—Krungsri, respectively.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. Those loans are also considered impaired loans, and hence the allowance for credit losses is separately established for each loan. As a result, the amount of allowance for credit losses increases in many cases upon classification as a TDR loan. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2017 and 2018 was not material.

TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.

In regards to the Card, MUFG Americas Holdings and Krungsri segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccruing and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUFG Americas Holdings segment, and six months or more within the Krungsri segment.

Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.

Credit Quality Indicator

Credit quality indicators of loans by class at March 31, 2018 and September 30, 2018 are shown below:

At March 31, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥49,050,274	¥1,690,924	¥271,456	¥51,012,654
Manufacturing	10,215,497	596,662	57,730	10,869,889
Construction	727,932	43,673	9,116	780,721
Real estate	11,379,291	279,931	32,692	11,691,914
Services	2,467,540	175,733	24,081	2,667,354
Wholesale and retail	7,518,383	374,706	77,870	7,970,959
Banks and other financial institutions	4,800,281	10,923	1,145	4,812,349
Communication and information services	1,491,093	48,153	11,958	1,551,204
Other industries	8,780,517	120,466	36,951	8,937,934
Consumer	1,669,740	40,677	19,913	1,730,330
Foreign-excluding MUAH and Krungsri	36,049,123	569,137	108,276	36,726,536
Loans acquired with deteriorated credit quality	12,035	11,728	3,562	27,325

Total	¥85,111,432	¥2,271,789	¥383,294	¥87,766,515

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥14,012,978	¥67,258	¥14,080,236
Card	¥528,108	¥61,707	¥589,815

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥4,360,445	¥14,238	¥4,509,044	¥59,890	¥116,842	¥9,060,459

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥5,284,018	¥198,526	¥123,106	¥5,605,650

At September 30, 2018:	Normal	Close Watch	Likely to become Bankrupt or Legally/Virtually Bankrupt	Total(1)
	(in millions)
Commercial
Domestic	¥48,890,218	¥1,341,229	¥250,970	¥50,482,417
Manufacturing	10,346,070	312,971	51,563	10,710,604
Construction	647,261	42,713	8,362	698,336
Real estate	11,404,353	252,057	25,158	11,681,568
Services	2,369,508	173,272	24,350	2,567,130
Wholesale and retail	7,414,787	345,008	72,928	7,832,723
Banks and other financial institutions	4,863,465	7,860	1,654	4,872,979
Communication and information services	1,494,291	44,645	11,340	1,550,276
Other industries	8,778,527	124,001	39,829	8,942,357
Consumer	1,571,956	38,702	15,786	1,626,444
Foreign-excluding MUAH and Krungsri	37,231,943	537,483	93,785	37,863,211
Loans acquired with deteriorated credit quality	11,194	12,391	3,270	26,855

Total	¥86,133,355	¥1,891,103	¥348,025	¥88,372,483

	Accrual	Nonaccrual	Total(1)
	(in millions)
Residential	¥13,794,000	¥66,329	¥13,860,329
Card	¥519,794	¥61,995	¥581,789

	Credit Quality Based on the Number of Delinquencies		Credit Quality Based on Internal Credit Ratings
	Accrual	Nonaccrual	Pass	Special Mention	Classified	Total(1)(2)
	(in millions)
MUAH	¥4,517,991	¥13,596	¥4,403,693	¥57,260	¥103,156	¥9,095,696

	Normal	Special Mention	Substandard or Doubtful or Doubtful of Loss	Total(1)
	(in millions)
Krungsri	¥5,496,214	¥197,527	¥115,084	¥5,808,825

Notes:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUFG Americas Holdings do not include Federal Deposit Insurance Corporation (“FDIC”) covered loans which are not individually rated totaling ¥953 million and ¥825 million at March 31, 2018 and September 30, 2018, respectively. The MUFG Group will be reimbursed for a substantial portion of any future losses on FDIC covered loans under the terms of the FDIC loss share agreements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2018.

For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2018 and September 30, 2018 are based on information as of March 31, 2018 and September 30, 2018, respectively. For the MUFG Americas Holdings and Krungsri segments, credit quality indicators at March 31, 2018 and September 30, 2018 are generally based on information as of December 31, 2017 and June 30, 2018, respectively.

Past Due Analysis

Ages of past due loans by class at March 31, 2018 and September 30, 2018 are shown below:

At March 31, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,290	¥43,913	¥57,203	¥50,955,451	¥51,012,654	¥6,419
Manufacturing	1,495	1,300	2,795	10,867,094	10,869,889	—
Construction	359	437	796	779,925	780,721	—
Real estate	2,090	3,225	5,315	11,686,599	11,691,914	1,633
Services	1,025	620	1,645	2,665,709	2,667,354	26
Wholesale and retail	3,886	4,198	8,084	7,962,875	7,970,959	1,349
Banks and other financial institutions	—	21	21	4,812,328	4,812,349	—
Communication and information services	657	328	985	1,550,219	1,551,204	—
Other industries	251	28,315	28,566	8,909,368	8,937,934	—
Consumer	3,527	5,469	8,996	1,721,334	1,730,330	3,411
Foreign-excluding MUAH and Krungsri	12,512	19,655	32,167	36,694,369	36,726,536	1,083
Residential	78,073	19,399	97,472	13,974,118	14,071,590	10,806
Card	18,887	32,218	51,105	528,284	579,389	—
MUAH	23,145	13,648	36,793	9,009,426	9,046,219	771
Krungsri	116,665	99,315	215,980	5,383,477	5,599,457	—

Total	¥262,572	¥228,148	¥490,720	¥116,545,125	¥117,035,845	¥19,079

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2018:	1-3 months Past Due	Greater Than 3 months	Total Past Due	Current	Total Loans(1)(2)	Recorded Investment > 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥13,946	¥46,030	¥59,976	¥50,422,441	¥50,482,417	¥5,551
Manufacturing	1,368	1,694	3,062	10,707,542	10,710,604	—
Construction	589	313	902	697,434	698,336	13
Real estate	2,302	4,744	7,046	11,674,522	11,681,568	1,948
Services	707	789	1,496	2,565,634	2,567,130	—
Wholesale and retail	4,181	1,960	6,141	7,826,582	7,832,723	73
Banks and other financial institutions	—	24	24	4,872,955	4,872,979	—
Communication and information services	1,170	181	1,351	1,548,925	1,550,276	—
Other industries	229	30,648	30,877	8,911,480	8,942,357	—
Consumer	3,400	5,677	9,077	1,617,367	1,626,444	3,517
Foreign-excluding MUAH and Krungsri	12,655	18,383	31,038	37,832,173	37,863,211	916
Residential	70,006	16,581	86,587	13,765,686	13,852,273	7,422
Card	17,700	32,058	49,758	528,174	577,932	—
MUAH	21,226	13,764	34,990	9,048,818	9,083,808	763
Krungsri	121,122	94,001	215,123	5,587,828	5,802,951	—

Total	¥256,655	¥220,817	¥477,472	¥117,185,120	¥117,662,592	¥14,652

Notes:	(1)	Total loans in the above table do not include loans held for sale and loans acquired with deteriorated credit quality and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
	(2)	Total loans of MUFG Americas Holdings do not include ¥5 million and nil of FDIC covered loans at March 31, 2018 and September 30, 2018, respectively, which are not subject to the guidance on loans and debt securities acquired with deteriorated credit quality.

Allowance for Credit Losses

Changes in the allowance for credit losses by portfolio segment for the six months ended September 30, 2017 and 2018 are shown below:

Six months ended September 30, 2017:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥900,686	¥67,336	¥30,165	¥73,733	¥110,268	¥1,182,188
Provision for (reversal of) credit losses	(207,025)	(16,024)	10,669	(5,882)	31,694	(186,568)
Charge-offs	55,204	2,238	11,047	9,241	26,274	104,004
Recoveries	12,376	666	695	1,547	8,372	23,656

Net charge-offs	42,828	1,572	10,352	7,694	17,902	80,348
Others(1)	1,709	—	—	(2,679)	1,879	909

Balance at end of period	¥652,542	¥49,740	¥30,482	¥57,478	¥125,939	¥916,181

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124
Provision for (reversal of) credit losses	(104,297)	(1,651)	12,400	1,423	21,065	(71,060)
Charge-offs	22,432	1,648	12,401	7,909	30,213	74,603
Recoveries	6,616	416	500	1,448	10,119	19,099

Net charge-offs	15,816	1,232	11,901	6,461	20,094	55,504
Others(1)	3,368	—	—	(1,274)	(5,045)	(2,951)

Balance at end of period	¥374,353	¥39,663	¥32,618	¥47,453	¥140,522	¥634,609

Note:	(1)	Others are principally comprised of gains or losses from foreign exchange translation.

Allowance for credit losses and recorded investment in loans by portfolio segment at March 31, 2018 and September 30, 2018 are shown below:

At March 31, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥414,706	¥16,644	¥21,223	¥7,743	¥29,402	¥489,718
Collectively evaluated for impairment	64,375	24,718	10,884	45,571	115,161	260,709
Loans acquired with deteriorated credit quality	12,017	1,184	12	451	33	13,697

Total	¥491,098	¥42,546	¥32,119	¥53,765	¥144,596	¥764,124

Loans:
Individually evaluated for impairment	¥977,945	¥110,197	¥66,957	¥82,545	¥84,094	¥1,321,738
Collectively evaluated for impairment	86,761,245	13,961,393	512,432	8,963,679	5,515,363	115,714,112
Loans acquired with deteriorated credit quality	27,325	8,646	10,426	15,188	6,193	67,778

Total(1)	¥87,766,515	¥14,080,236	¥589,815	¥9,061,412	¥5,605,650	¥117,103,628

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2018:	Commercial	Residential	Card	MUAH	Krungsri	Total
	(in millions)
Allowance for credit losses:
Individually evaluated for impairment	¥310,492	¥14,275	¥21,686	¥6,464	¥27,900	¥380,817
Collectively evaluated for impairment	50,080	24,042	10,921	40,655	112,592	238,290
Loans acquired with deteriorated credit quality	13,781	1,346	11	334	30	15,502

Total	¥374,353	¥39,663	¥32,618	¥47,453	¥140,522	¥634,609

Loans:
Individually evaluated for impairment	¥926,053	¥105,647	¥65,805	¥67,978	¥80,455	¥1,245,938
Collectively evaluated for impairment	87,419,575	13,746,626	512,127	9,015,830	5,722,496	116,416,654
Loans acquired with deteriorated credit quality	26,855	8,056	3,857	12,713	5,874	57,355

Total(1)	¥88,372,483	¥13,860,329	¥581,789	¥9,096,521	¥5,808,825	¥117,719,947

Note:	(1)	Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.

The MUFG Group sold ¥580 billion and ¥590 billion of loans within the Commercial segment during the six months ended September 30, 2017 and 2018, respectively.

5.    GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions)
Balance at beginning of period
Goodwill	¥2,542,280	¥2,533,471
Accumulated impairment losses	(2,092,137)	(2,092,137)

	450,143	441,334
Foreign currency translation adjustments and other	(14,590)	(10,179)

Balance at end of period
Goodwill	2,527,690	2,523,292
Accumulated impairment losses	(2,092,137)	(2,092,137)

	¥435,553	¥431,155

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other Intangible Assets

The table below presents the net carrying amount by major class of other intangible assets at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in millions)
Intangible assets subject to amortization:
Software	¥732,828	¥755,547
Core deposit intangibles	45,297	40,543
Customer relationships	164,753	150,612
Trade names	47,020	44,494
Other	5,729	5,459

Total	995,627	996,655
Intangible assets not subject to amortization:
Other(1)	15,492	25,198

Total	¥1,011,119	¥1,021,853

Note:	(1)	Intangible assets not subject to amortization includes mortgage servicing rights accounted for at fair value of ¥7,268 million and ¥16,346 million at March 31, 2018 and September 30, 2018, respectively.

The impairment losses on other intangible assets for the six months ended September 30, 2017 and 2018 were ¥16,591 million and ¥667 million, respectively, which are included in impairment of intangible assets in the accompanying condensed consolidated statements of income. The impairment loss for the six months ended September 30, 2017 included a loss of ¥11,121 million relating to the foreign subsidiary’s customer relationships under the Trust Asset Business Group segment. The intangible assets were valued based on discounted expected future cash flows. The estimated future cash flows of the above customer relationships were revised downward due to a decrease in acquired customer base. Accordingly, the MUFG group revaluated the intangible assets and recognized impairment losses.

6.    PLEDGED ASSETS AND COLLATERAL

At September 30, 2018, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2018
(in millions)
Trading account securities	¥7,703,892
Investment securities	9,178,501
Loans	13,956,677
Other	50,714

Total	¥30,889,784

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2018
(in millions)
Deposits	¥268,091
Call money and funds purchased	16,351
Payables under repurchase agreements and securities lending transactions	16,269,396
Other short-term borrowings and long-term debt	14,319,750
Other	16,196

Total	¥30,889,784

At September 30, 2018, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥19,516,177 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.

The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.

At March 31, 2018 and September 30, 2018, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥1,473,109 million and ¥1,765,418 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,158,053 million and ¥860,072 million, respectively.

7.    SEVERANCE INDEMNITIES AND PENSION PLANS

The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2017	2018	2017		2018
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥23,539	¥24,205	¥5,646	¥348	¥5,975	¥271
Interest cost on projected benefit obligation	7,266	6,764	7,651	540	7,407	515
Expected return on plan assets	(34,144)	(37,170)	(16,069)	(1,062)	(16,413)	(1,139)
Amortization of net actuarial loss	3,946	612	5,740	563	3,492	349
Amortization of prior service cost	(580)	(604)	(1,547)	(1,391)	(1,496)	(995)
Gain on settlements and curtailment	(2,019)	(3,901)	—	—	—	—

Net periodic benefit cost (income)	¥(1,992)	¥(10,094)	¥1,421	¥(1,002)	¥(1,035)	¥(999)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

As a result of adopting the new guidance issued in March 2017, as described in Note 1, the service cost component continues to be presented in Salaries and employee benefits while other components of net pension benefit/cost (i.e., Interest cost on projected benefit obligation, Expected return on plan assets, Amortization of net actuarial loss, Amortization of prior service cost, and Gain on settlements and curtailment disclosed in the above table) are now presented in Other non-interest expenses.

The MUFG Group has contributed to the plan assets for the six months ended September 30, 2018 and expects to contribute for the remainder of the fiscal year ending March 31, 2019 as follows, based upon its current funded status and expected asset return assumptions:

	Domestic subsidiaries	Foreign offices and subsidiaries
	Pension benefits and SIPs	Pension benefits	Other benefits
	(in billions)
For the six months ended September 30, 2018	¥36.4	¥1.2	¥0.2
For the remainder of the fiscal year ending March 31, 2019	¥8.1	¥0.4	¥0.2

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8.    OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS

The following tables present, as of March 31, 2018 and September 30, 2018, the gross and net amounts of derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and setoff collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

At March 31, 2018	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,585	¥—	¥12,585	¥(9,664)	¥(832)	¥2,089
Receivables under resale agreements	8,825	(3,099)	5,726	(5,171)	(17)	538
Receivables under securities borrowing transactions	9,305	(36)	9,269	(9,208)	(1)	60

Total	¥30,715	¥(3,135)	¥27,580	¥(24,043)	¥(850)	¥2,687

Financial liabilities:
Derivative liabilities	¥11,877	¥—	¥11,877	¥(9,631)	¥(1,126)	¥1,120
Payables under repurchase agreements	21,169	(3,034)	18,135	(17,890)	(31)	214
Payables under securities lending transactions	8,206	(36)	8,170	(8,139)	(12)	19
Obligations to return securities received as collateral	3,177	—	3,177	(1,072)	—	2,105

Total	¥44,429	¥(3,070)	¥41,359	¥(36,732)	¥(1,169)	¥3,458

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2018	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥11,661	¥—	¥11,661	¥(9,056)	¥(567)	¥2,038
Receivables under resale agreements	13,720	(2,454)	11,266	(10,319)	(19)	928
Receivables under securities borrowing transactions	3,137	(24)	3,113	(3,050)	—	63

Total	¥28,518	¥(2,478)	¥26,040	¥(22,425)	¥(586)	¥3,029

Financial liabilities:
Derivative liabilities	¥11,665	¥—	¥11,665	¥(8,798)	¥(1,407)	¥1,460
Payables under repurchase agreements	28,029	(2,425)	25,604	(25,077)	(42)	485
Payables under securities lending transactions	1,924	(24)	1,900	(1,849)	(7)	44
Obligations to return securities received as collateral	3,427	—	3,427	(1,290)	—	2,137

Total	¥45,045	¥(2,449)	¥42,596	¥(37,014)	¥(1,456)	¥4,126

9.    REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS

The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2018 and September 30, 2018. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign governments and official institutions bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2018
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥2,290	¥14,328	¥2,004	¥2,547	¥21,169
Payables under securities lending transactions	4,647	2,343	1,216	—	8,206
Obligations to return securities received as collateral	2,855	202	120	—	3,177

Total	¥9,792	¥16,873	¥3,340	¥2,547	¥32,552

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	September 30, 2018
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥4,960	¥16,192	¥3,603	¥3,274	¥28,029
Payables under securities lending transactions	1,472	436	16	—	1,924
Obligations to return securities received as collateral	3,075	245	105	2	3,427

Total	¥9,507	¥16,873	¥3,724	¥3,276	¥33,380

Secured borrowing by the class of collateral pledged at March 31, 2018 and September 30, 2018 was as follows:

	March 31, 2018
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥2,462	¥7,085	¥1,242	¥10,789
Foreign governments and official institutions bonds	14,316	36	1,344	15,696
Corporate bonds	570	—	84	654
Residential mortgage-backed securities	3,567	—	—	3,567
Other debt securities	121	—	—	121
Marketable equity securities	123	1,085	507	1,715
Others	10	—	—	10

Total	¥21,169	¥8,206	¥3,177	¥32,552

	September 30, 2018
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥9,822	¥691	¥1,390	¥11,903
Foreign governments and official institutions bonds	12,577	24	1,256	13,857
Corporate bonds	771	—	129	900
Residential mortgage-backed securities	4,517	—	—	4,517
Other debt securities	85	—	—	85
Marketable equity securities	103	1,208	648	1,959
Others	154	1	4	159

Total	¥28,029	¥1,924	¥3,427	¥33,380

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents the changes in Accumulated OCI, net of tax and net of noncontrolling interests, for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized gains (losses) on investment securities:(1)
Balance at beginning of period	¥2,032,807	¥2,270,346
Net change during the period	253,088	(91,819)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	(2,700,331)

Balance at end of period	¥2,285,895	¥(521,804)

Net debt valuation adjustments:
Balance at beginning of period	¥(10,632)	¥(16,488)
Net change during the period	(5,779)	(2,226)
Effect of adopting new guidance on recognition and measurement of financial assets and financial liabilities (Note 1)	—	(1,911)

Balance at end of period	¥(16,411)	¥(20,625)

Net unrealized losses on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥(8,729)	¥(19,250)
Net change during the period	(626)	(6,843)

Balance at end of period	¥(9,355)	¥(26,093)

Defined benefit plans:
Balance at beginning of period	¥(214,062)	¥(119,593)
Net change during the period	24,604	16,459

Balance at end of period	¥(189,458)	¥(103,134)

Foreign currency translation adjustments:
Balance at beginning of period	¥482,039	¥362,300
Net change during the period	(37,968)	37,116

Balance at end of period	¥444,071	¥399,416

Balance at end of period	¥2,514,742	¥(272,240)

Note:	(1)	Included unrealized gains (losses) related to only debt securities in six months ended on September 30, 2018.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017			2018
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities(1)	¥540,758	¥(169,917)	¥370,841	¥(94,429)	¥29,952	¥(64,477)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(175,398)	52,011	(123,387)	(14,494)	4,626	(9,868)

Net change	365,360	(117,906)	247,454	(108,923)	34,578	(74,345)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(5,634)			17,474

Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			253,088			(91,819)

Net debt valuation adjustments:
Net debt valuation adjustments	(8,218)	2,516	(5,702)	(4,038)	1,236	(2,802)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(111)	34	(77)	829	(253)	576

Net change	(8,329)	2,550	(5,779)	(3,209)	983	(2,226)
Net debt valuation adjustments attributable to noncontrolling interests			—			—

Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(5,779)			(2,226)

Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	4,450	(1,641)	2,809	(10,138)	2,774	(7,364)
Reclassification adjustment for gains (losses) included in net income before attribution of noncontrolling interests	(5,584)	2,149	(3,435)	735	(214)	521

Net change	(1,134)	508	(626)	(9,403)	2,560	(6,843)
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			—			—

Net unrealized losses on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(626)			(6,843)

Defined benefit plans:
Defined benefit plans	31,778	(10,240)	21,538	26,282	(8,022)	18,260
Reclassification adjustment for gains (losses) included in net income before attribution of noncontrolling interests	4,659	(1,588)	3,071	(2,643)	878	(1,765)

Net change	36,437	(11,828)	24,609	23,639	(7,144)	16,495
Defined benefit plans attributable to noncontrolling interests			5			36

Defined benefit plans attributable to Mitsubishi UFJ Financial Group			24,604			16,459

Foreign currency translation adjustments:
Foreign currency translation adjustments	(35,954)	(2,932)	(38,886)	63,376	(35,893)	27,483
Reclassification adjustment for gains (losses) included in net income before attribution of noncontrolling interests	2,961	—	2,961	(2,685)	851	(1,834)

Net change	(32,993)	(2,932)	(35,925)	60,691	(35,042)	25,649
Foreign currency translation adjustments attributable to noncontrolling interests			2,043			(11,467)

Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			(37,968)			37,116

Other comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group			¥233,319			¥(47,313)

Note:	(1)	Included unrealized gains (losses) related to only debt securities in six months ended on September 30, 2018.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities(1)	¥(181,530)	¥(14,476)	Investment securities gains—net
Other	6,132	(18)

	(175,398)	(14,494)	Total before tax
	52,011	4,626	Income tax expense

	¥(123,387)	¥(9,868)	Net of tax

Net debt valuation adjustments	¥(111)	¥829	Equity in earnings of equity method investees—net

	(111)	829	Total before tax
	34	(253)	Income tax expense

	¥(77)	¥576	Net of tax

Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(5,471)	¥816	Interest income on Loans, including fees
Other	(113)	(81)

	(5,584)	735	Total before tax
	2,149	(214)	Income tax expense

	¥(3,435)	¥521	Net of tax

Defined benefit plans
Net actuarial loss(2)	¥10,249	¥4,452	Other non-interest expenses
Prior service cost(2)	(3,518)	(3,095)	Other non-interest expenses
Loss (gain) on settlements and curtailment, and other(2)	(2,072)	(4,000)	Other non-interest expenses

	4,659	(2,643)	Total before tax
	(1,588)	878	Income tax expense

	¥3,071	¥(1,765)	Net of tax

Foreign currency translation adjustments	¥—	¥(2,686)	Other non-interest income
	2,961	1	Other non-interest expenses

	2,961	(2,685)	Total before tax
	—	851	Income tax expense

	¥2,961	¥(1,834)	Net of tax

Total reclassifications for the period	¥(173,473)	¥(18,258)	Total before tax
	52,606	5,888	Income tax expense

	¥(120,867)	¥(12,370)	Net of tax

Notes:	(1)	Included unrealized gains (losses) related to only debt securities in six months ended on September 30, 2018, while included unrealized gains (losses) related to both debt and equity securities in six months ended on September 30, 2017.
	(2)	These Accumulated OCI components are components of net periodic benefit cost. See Note 7 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11.    NONCONTROLLING INTERESTS

Changes in MUFG’s Ownership Interests in Subsidiaries

The following table presents the effect on MUFG’s shareholders’ equity from changes in ownership of subsidiaries resulting from transactions with the noncontrolling interest shareholders during the six months ended September 30, 2017 and 2018:

	Six months ended September 30,
	2017	2018
	(in millions)
Net income attributable to Mitsubishi UFJ Financial Group	¥790,704	¥553,251
Transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders:
Purchase of shares of Mitsubishi UFJ NICOS from noncontrolling interest shareholder (Note 2)	(34,751)	—
Other	54	36

Net transfers from (to) the noncontrolling interest shareholders	(34,697)	36

Change from net income attributable to Mitsubishi UFJ Financial Group and transactions between Mitsubishi UFJ Financial Group and the noncontrolling interest shareholders	¥756,007	¥553,287

12.    DERIVATIVE FINANCIAL INSTRUMENTS

The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2018 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2018, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.

Derivatives Designated as Hedges

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered by MUFG Americas Holdings whose fiscal period ends on December 31.

Cash Flow Hedges

MUFG Americas Holdings uses interest rate swaps to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed loans, and to a lesser extent, to hedge interest rate risk on rollover debt.

MUFG Americas Holdings used interest rate swaps with an aggregate notional amount of ¥20.0 billion at June 30, 2018 to hedge the risk of changes in cash flows attributable to changes in the designated benchmark interest rate on LIBOR indexed short-term borrowings. At June 30, 2018, the weighted average remaining life of the active cash flow hedges was 2.1 years.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

For cash flow hedges, the effective portion of the gain or loss on the hedging instruments is reported as a component of other comprehensive income (“OCI”) and reclassified into earnings in the same period or periods during which the hedged cash flows are recognized in net interest income. Gains and losses representing hedge ineffectiveness are recognized in non-interest expense in the period in which they arise. At June 30, 2018, MUFG Americas Holdings expects to reclassify approximately ¥7.5 billion of losses from Accumulated OCI as a reduction to net interest income during the twelve months ending June 30, 2019. This amount could differ from amounts actually realized due to changes in interest rates, hedge terminations and the addition of other hedges subsequent to June 30, 2018.

Fair Value Hedges

MUFG Americas Holdings engages in an interest rate hedging strategy in which one or more interest rate swaps are associated with a specified interest-bearing liability, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, U.S. dollar LIBOR.

For fair value hedges, any ineffectiveness is recognized in non-interest expense in the period in which it arises. The change in the fair value of the hedged item and the hedging instrument, to the extent completely effective, offsets with no impact on earnings. For the six months ended June 30, 2018, MUFG Americas Holdings recorded losses on the hedging instruments and gains on the hedged liability, both of which were less than ¥1 billion.

Notional Amounts of Derivative Contracts

The following table summarizes the notional amounts of derivative contracts at March 31, 2018 and September 30, 2018:

	Notional amounts(1)
	March 31, 2018	September 30, 2018
	(in trillions)
Interest rate contracts	¥1,219.7	¥1,359.2
Foreign exchange contracts	220.8	223.9
Equity contracts	6.1	6.9
Commodity contracts	0.3	0.2
Credit derivatives	6.5	6.7
Others	3.1	2.9

Total	¥1,456.5	¥1,599.8

Note:	(1)	Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives on the Condensed Consolidated Balance Sheets

The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2018 and September 30, 2018:

	Fair value of derivative instruments
	March 31, 2018(1)(5)			September 30, 2018(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥8,712	¥—	¥8,712	¥7,808	¥—	¥7,808
Foreign exchange contracts	3,557	—	3,557	3,538	—	3,538
Equity contracts	207	—	207	219	—	219
Commodity contracts	35	—	35	31	—	31
Credit derivatives	72	—	72	63	—	63
Others	2	—	2	2	—	2

Total derivative assets	¥12,585	¥—	¥12,585	¥11,661	¥—	¥11,661

Derivative liabilities:
Interest rate contracts	¥8,674	¥17	¥8,691	¥7,916	¥—	¥7,916
Foreign exchange contracts	3,000	—	3,000	3,496	—	3,496
Equity contracts	227	—	227	268	—	268
Commodity contracts	33	—	33	30	—	30
Credit derivatives	71	—	71	72	—	72
Others(6)	(145)	—	(145)	(117)	—	(117)

Total derivative liabilities	¥11,860	¥17	¥11,877	¥11,665	¥—	¥11,665

Notes:	(1)

The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)	The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets/liabilities except for (6).
(3)

The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by MUFG Americas Holdings. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.

(4)	This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)

For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.

(6)	Others include mainly bifurcated embedded derivatives carried at fair value, which are presented in Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Impact of Derivatives and Hedged Items on the Condensed Consolidated Statements of Income and Accumulated OCI

The following tables provide more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income and Accumulated OCI by accounting designation for the six months ended September 30, 2017 and 2018:

Gains and losses for trading and risk management derivatives (not designated as hedging instruments)

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2017:
Interest rate contracts	¥—	¥(8)	¥(8)
Foreign exchange contracts	(158)	—	(158)
Equity contracts	—	(146)	(146)
Credit derivatives	—	(1)	(1)
Others	(1)	(38)	(39)

Total	¥(159)	¥(193)	¥(352)

Six months ended September 30, 2018:
Interest rate contracts	¥—	¥(53)	¥(53)
Foreign exchange contracts	(287)	—	(287)
Equity contracts	—	(115)	(115)
Credit derivatives	—	(5)	(5)
Others	(5)	(55)	(60)

Total	¥(292)	¥(228)	¥(520)

Gains and losses for derivatives designated as cash flow hedges

	Six months ended September 30,
	2017	2018
	(in billions)
Gains (losses) recognized in Accumulated OCI on derivative instruments (Effective portion)
Interest rate contracts	¥4	¥(11)

Total	¥4	¥(11)

Gains (losses) reclassified from Accumulated OCI into income (Effective portion)
Interest rate contracts(1)	¥6	¥(1)

Total	¥6	¥(1)

Note:	(1)	Included in Interest income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Embedded Derivatives

Features embedded in other non-derivative hybrid contracts are separated from the host contracts and measured at fair value when they are not clearly and closely related to the host contracts and meet the definition of a derivative. The change in the fair value of such an embedded derivative is recognized currently in earnings, unless it qualifies as a hedge. The fair value of the embedded derivative is presented in the accompanying condensed consolidated balance sheets with the host contract.

Credit Derivatives

The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2018 for a more detailed explanation and discussion of credit derivatives.

The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2018 and September 30, 2018:

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2018:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥440,610	¥1,199,269	¥85,094	¥1,724,973	¥(33,389)
Non-investment grade	168,102	259,497	4,775	432,374	(3,431)
Not rated	—	45,425	—	45,425	8

Total	608,712	1,504,191	89,869	2,202,772	(36,812)

Index and basket credit default swaps held by BK:
Investment grade(2)	3,000	118,359	37,781	159,140	(3,381)
Non-investment grade	7,000	82,867	—	89,867	(1,311)

Total	10,000	201,226	37,781	249,007	(4,692)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	15,000	108,000	6,000	129,000	(2,641)
Non-investment grade	12,000	29,000	—	41,000	(749)
Not rated	42,439	260,951	1,863	305,253	(16,294)

Total	69,439	397,951	7,863	475,253	(19,684)

Total index and basket credit default swaps sold	79,439	599,177	45,644	724,260	(24,376)

Total credit default swaps sold	688,151	2,103,368	135,513	2,927,032	(61,188)

Other credit derivatives sold(3)
Investment grade	—	74,368	—	74,368	(24)

Total credit derivatives	¥688,151	¥2,177,736	¥135,513	¥3,001,400	¥(61,212)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2018:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥365,541	¥1,392,067	¥119,690	¥1,877,298	¥(31,119)
Non-investment grade	135,585	275,649	5,754	416,988	(1,295)
Not rated	—	4,090	—	4,090	(19)

Total	501,126	1,671,806	125,444	2,298,376	(32,433)

Index and basket credit default swaps held by BK:
Investment grade(2)	7,000	150,293	—	157,293	(2,966)
Non-investment grade	—	103,349	—	103,349	(1,602)

Total	7,000	253,642	—	260,642	(4,568)

Index and basket credit default swaps held by SCHD:
Investment grade(2)	28,030	177,690	8,869	214,589	(4,136)
Not rated	13,422	208,872	1,764	224,058	(5,861)

Total	41,452	386,562	10,633	438,647	(9,997)

Total index and basket credit default swaps sold	48,452	640,204	10,633	699,289	(14,565)

Total credit default swaps sold	549,578	2,312,010	136,077	2,997,665	(46,998)

Other credit derivatives sold(3)
Investment grade	—	79,499	—	79,499	5,315

Total credit derivatives	¥549,578	¥2,391,509	¥136,077	¥3,077,164	¥(41,683)

Notes:	(1)	Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
	(2)	The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
	(3)	Other credit derivatives primarily consist of total return swaps.

The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥52 billion and ¥2,416 billion, respectively, at March 31, 2018, and approximately ¥38 billion and ¥2,438 billion, respectively, at September 30, 2018.

Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.

Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features

Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2018 and September 30, 2018 was approximately ¥0.7 trillion and ¥0.6 trillion, respectively, for which the MUFG Group has posted collateral of approximately ¥127 billion and ¥83 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥78 billion and ¥65 billion, respectively, as of March 31, 2018 and ¥79 billion and ¥93 billion, respectively, as of September 30, 2018.

13.    OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS

Obligations under Guarantees

The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2018. The table below presents the contractual or notional amounts of such guarantees at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥4,067
Performance guarantees	3,051	3,243
Derivative instruments(1)(2)	40,513	52,204
Liabilities of trust accounts	9,444	9,282
Others	22	25

Total	¥57,341	¥68,821

Notes:	(1)	Credit derivatives sold by the MUFG Group are excluded from this presentation.
	(2)	Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.

Performance Risk

The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2018 and September 30, 2018. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

At March 31, 2018:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,311	¥4,211	¥83	¥13	¥4
Performance guarantees	3,051	2,910	113	5	23

Total	¥7,362	¥7,121	¥196	¥18	¥27

At September 30, 2018:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,067	¥3,973	¥72	¥18	¥4
Performance guarantees	3,243	3,166	45	8	24

Total	¥7,310	¥7,139	¥117	¥26	¥28

Note:	(1)	See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings “in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2018.

The guarantees the MUFG Group does not classify based upon internal credit ratings are described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2018.

Other Off-balance Sheet Instruments

In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2018. The table below presents the contractual amounts with regard to such instruments at March 31, 2018 and September 30, 2018:

	March 31, 2018	September 30, 2018
	(in billions)
Commitments to extend credit	¥80,090	¥79,308
Commercial letters of credit	1,191	1,123
Commitments to make investments	183	236
Other	13	6

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14.    CONTINGENT LIABILITIES

Repayment of Excess Interest

The Japanese government implemented regulatory reforms affecting the consumer lending industry. In December 2006, the Diet passed legislation to reduce the maximum permissible interest rate under the Act Regulating the Receipt of Contributions, the Receipt of Deposits, and Interest Rates from 29.2% per annum to 20% per annum. The reduction in interest rates was implemented in June 2010. The regulatory reforms also included amendments to the Money Lending Business Act which, effective June 18, 2010, abolished the so-called “gray-zone interest.” Gray-zone interest refers to interest rates exceeding the limits stipulated by the Interest Rate Restriction Act (between 15% per annum to 20% per annum depending on the amount of principal).

Under the regulatory reforms, all interest rates for loans originated after this reform are subject to the lower limits imposed by the Interest Rate Restriction Act. Furthermore, the new regulations require stringent review procedures for consumer finance companies before lending, and with the exception of certain provisions, one of those new regulations introduces a limit on aggregate credit extensions to one-third of the borrower’s annual income.

Formerly, consumer finance companies were able to charge interest rates exceeding the limits stipulated by the Interest Rate Restriction Act so long as the payment was made voluntarily by the borrowers, and the lender complied with various notice and other requirements. Accordingly, MUFG’s consumer finance subsidiaries and equity method investees offered loans at interest rates above the Interest Rate Restriction Act. Upon the implementation of the regulatory reforms in June 2010, they lowered the interest rates for loans originated after this reform to below the Interest Rate Restriction Act.

In 2006, the Supreme Court of Japan passed decisions in a manner more favorable to borrowers requiring reimbursement of previously paid interest exceeding the limits stipulated by the Interest Rate Restriction Act in certain circumstances. Borrowers’ claims for reimbursement of excess interest arose after such decisions and other regulatory changes. The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥23,724 million and ¥17,686 million as of March 31, 2018 and September 30, 2018, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2017 and 2018 were not material.

Litigation

In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

15.    VARIABLE INTEREST ENTITIES

In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.

See Note 26 to the consolidated financial statements for the fiscal year ended March 31, 2018 for further information about the MUFG Group’s involvements with VIEs.

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2018 and September 30, 2018:

Consolidated VIEs	Consolidated assets
At March 31, 2018:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,390,029	¥52,703	¥44,902	¥2,273	¥1,777,017	¥5,502,892	¥10,242
Investment funds	598,662	—	10,300	461,036	19,895	—	107,431
Special purpose entities created for structured financing	198,484	—	2,332	—	—	149,194	46,958
Repackaged instruments	152,781	520	—	17,376	92,210	42,632	43
Securitization of the MUFG Group’s assets	10,852,539	—	—	—	—	10,827,488	25,051
Trust arrangements	7,177,407	—	10,541	702	152,277	7,011,255	2,632
Others	44,247	361	14,236	—	42	12,963	16,645

Total consolidated assets before elimination	26,414,149	53,584	82,311	481,387	2,041,441	23,546,424	209,002
The amounts eliminated in consolidation	(7,223,156)	(53,454)	(59,150)	(3,804)	(88,758)	(6,996,317)	(21,673)

Total consolidated assets	¥19,190,993	¥130	¥23,161	¥477,583	¥1,952,683	¥16,550,107	¥187,329

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,409,190	¥—	¥5,176,663	¥1,708,354	¥524,173
Investment funds	11,735	—	—	—	11,735
Special purpose entities created for structured financing	115,353	—	587	112,054	2,712
Repackaged instruments	148,928	—	12,676	132,012	4,240
Securitization of the MUFG Group’s assets	10,816,672	—	5,000	10,806,145	5,527
Trust arrangements	7,171,852	7,103,738	655	—	67,459
Others	43,030	—	24,747	1,603	16,680

Total consolidated liabilities before elimination	25,716,760	7,103,738	5,220,328	12,760,168	632,526
The amounts eliminated in consolidation	(15,347,991)	—	(3,028,987)	(12,248,680)	(70,324)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,745,330)	(7,103,738)	(2,162,890)	(540)	(478,162)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥623,439	¥—	¥28,451	¥510,948	¥84,040

Consolidated VIEs	Consolidated assets
At September 30, 2018:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥6,964,990	¥44,532	¥22,700	¥4,708	¥1,624,529	¥5,245,861	¥22,660
Investment funds	579,356	72	6,681	423,465	18,566	—	130,572
Special purpose entities created for structured financing	211,059	—	1,760	—	—	143,800	65,499
Repackaged instruments	276,805	349	—	25,528	163,082	87,106	740
Securitization of the MUFG Group’s assets	10,650,823	—	—	—	—	10,625,617	25,206
Trust arrangements	7,325,138	—	11,225	131	233,928	7,077,817	2,037
Others	35,414	364	1,313	—	40	11,139	22,558

Total consolidated assets before elimination	26,043,585	45,317	43,679	453,832	2,040,145	23,191,340	269,272
The amounts eliminated in consolidation	(7,264,990)	(41,951)	(25,078)	(7,351)	(75,838)	(7,063,476)	(51,296)

Total consolidated assets	¥18,778,595	¥3,366	¥18,601	¥446,481	¥1,964,307	¥16,127,864	¥217,976

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥6,977,482	¥—	¥4,830,851	¥1,639,594	¥507,037
Investment funds	42,479	—	—	5,152	37,327
Special purpose entities created for structured financing	128,028	—	372	125,221	2,435
Repackaged instruments	276,100	—	45,699	173,690	56,711
Securitization of the MUFG Group’s assets	10,612,411	—	—	10,606,699	5,712
Trust arrangements	7,319,352	7,140,178	—	—	179,174
Others	34,070	—	9,997	1,530	22,543

Total consolidated liabilities before elimination	25,389,922	7,140,178	4,886,919	12,551,886	810,939
The amounts eliminated in consolidation	(14,996,741)	(24,079)	(2,825,212)	(12,026,663)	(120,787)
The amount of liabilities with recourse to the general credit of the MUFG Group	(9,753,211)	(7,116,099)	(2,045,306)	(745)	(591,061)

Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥639,970	¥—	¥16,401	¥524,478	¥99,091

In general, the creditors or beneficial interest holders of consolidated VIEs have recourse only to the assets of those VIEs of which they are creditors or beneficial interest holders, and do not have recourse to other assets of the MUFG Group, except where the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2018 and September 30, 2018:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2018:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,011,749	¥5,721,627	¥4,645,697	¥620	¥1,541,591	¥3,103,486	¥—	¥—	¥—
Investment funds	45,090,381	1,776,366	1,525,127	213,722	891,062	413,855	6,488	17,919	17,919
Special purpose entities created for structured financing	35,437,349	4,016,999	3,193,621	309,560	116,961	2,697,126	69,974	7,217	7,217
Repackaged instruments	10,212,933	2,576,619	2,487,377	759,591	1,421,716	236,852	69,218	—	—
Others	49,582,444	3,760,375	2,740,529	94,882	61,192	2,482,141	102,314	24,830	24,830

Total	¥169,334,856	¥17,851,986	¥14,592,351	¥1,378,375	¥4,032,522	¥8,933,460	¥247,994	¥49,966	¥49,966

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2018:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥31,417,028	¥6,192,648	¥4,901,268	¥284	¥1,591,198	¥3,309,786	¥—	¥—	¥—
Investment funds	52,638,790	2,061,803	1,873,732	456,304	1,115,847	293,763	7,818	551	551
Special purpose entities created for structured financing	41,827,348	4,278,002	3,326,807	215,302	95,901	3,015,060	544	12,971	12,971
Repackaged instruments	11,133,879	2,973,296	2,894,459	705,482	1,896,859	225,887	66,231	—	—
Others	71,873,766	3,941,479	2,860,875	130,234	57,189	2,573,669	99,783	23,245	23,245

Total	¥208,890,811	¥19,447,228	¥15,857,141	¥1,507,606	¥4,756,994	¥9,418,165	¥174,376	¥36,767	¥36,767

Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

16.    FEES AND COMMISSIONS INCOME

Performance Obligation

The MUFG Group recognizes revenue from contracts with customers in the amount of consideration it expects to receive upon the transfer of control of a good or service. The timing of recognition is dependent on whether the MUFG Group satisfies a performance obligation by transferring control of the product or service to a customer over time or at a point in time.

The following is an explanation of the MUFG Group’s key revenue from contracts with customers and the timing of its recognition, including its relationship with revenue information disclosed for each reportable segment.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.

Fees and commissions on deposits consist of fees and commissions charged for transaction-based services such as usage of automated teller machines and withdrawal services and for periodic account maintenance services. The MUFG Group’s performance obligation for the transaction-based services is satisfied and the fees and commissions are recognized at the point in time when the MUFG Group’s performance under the terms of a contractual arrangement is completed, which is at the settlement of a transaction, while the MUFG Group’s performance obligation for maintenance service is satisfied and the fees and commissions are recognized over the course of each month. The majority of these fees and commissions are from the business activities relevant to Retail & Commercial Banking Business Group (“R&C”), with Global Commercial Banking Group (“GCB”) providing a smaller impact.

Fees and commissions on remittances and transfers consist of fees and commissions charged for settlement transactions such as domestic fund remittances, including transactions used by electronic banking, and are recognized at the point in time when the MUFG Group’s performance under the terms of a contractual arrangement is completed, which is at the settlement of a transaction. The business activities relevant to these fees and commissions are attributable to R&C, Japanese Corporate Investment Banking Group (“JCIB”), Global Corporate Investment Banking Group (“GCIB”), and GCB with no significant concentration in any particular segments.

Fees and commissions on foreign trading business consist of fees and commissions charged for fund collection and trade-related financing services related to foreign trading business, and are recognized in the period in which the related service is provided. If they arise from foreign trading business activities under which the customer consumes the related services at a point in time (e.g. foreign exchange fees), such fees are recognized at the same point in time. If they arise from foreign trading business activities under which the customer consumes the related services equally over the period of service (e.g. commercial letters of credit), such fees are recognized over the same period. The business activities relevant to these fees and commissions are attributable to R&C, JCIB, GCIB, and GCB with no significant concentration in any particular segments.

Fees and commissions on credit card business consist of fees and commissions related to credit card business such as interchange income, royalty and other service charges from franchisees. Interchange income from the credit card business is recognized as processed transactions are settled through the associated payment networks, while royalty and other service charges related to the credit card business are recognized on a straight-line basis over the period of service. The business activities relevant to these fees and commissions are substantially attributable to R&C.

Fees and commissions on security-related services primarily consist of fees and commissions for sales and transfers of securities including investment funds, underwriting, brokerage and advisory services, arrangement fees on securitizations, and agency services for the calculation and payment of dividends. Fees and commissions on security-related services are recognized in the period in which the related service is provided. If they arise from security-related services under which the customer consumes the related services at a point in time (e.g. Sales and transfers of securities are executed at the customer’s direction; underwritings of debt and equity

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

securities or securitizations are completed at the trade date; advice is provided to the clients; and dividends are calculated and then paid to investors), such fees are recognized at the same point in time. If they arise from security-related services under which the customer consumes the related services equally over the period of service (e.g. retainer fees on M&A advisory fees), such fees are recognized over the same period. The advisory fees which are paid upon meeting certain performance goals (e.g. success fees on M&A advisory fees) are recognized at the point in time when the performance goals are met. The majority of these fees and commissions are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.

Fees and commissions on administration and management services for investment funds primarily consist of fees and commissions earned from administrating and managing investment funds, including assets under management on behalf of clients. Such fees and commissions are recognized equally over the period of service at the amount calculated primarily based on the outstanding amount of each entrusted asset, the percentage of fees, and the extent of the service provided to administer the investment funds. The business activities relevant to these fees and commissions are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

Trust fees consist primarily of fees earned by fiduciary asset management and administration services for corporate pension plans and investment funds, and are recognized on an accrual basis, generally based on the volume of trust assets under management and/or the operating performance for the accounting period of each trust account. With respect to the trust accounts with a guarantee of trust principal, trust fees are determined based on the profits earned by individual trust accounts during the trust accounting period, less deductions, including provision for reserves, impairment for individual investments and dividends paid to beneficiary certificate holders. The trust fees for these trust accounts are accrued based on the amounts expected to be earned during the accounting period of each trust account. The business activities relevant to these fees and commissions are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.

Guarantee fees consist of fees related to the guarantee business such as providing guarantees on residential mortgage loans and other loans, and are recognized over the contractual periods of the respective guarantees.

Insurance commissions consist of commissions earned from third-party insurance companies for marketing and selling insurance products and for the maintenance of insurance contracts. The former is recognized at the point in time which the associated service is fulfilled as the insurance contract is established by the insurance company, while the latter is recognized over the insurance period. The majority of these fees and commissions are from the business activities relevant to R&C, with GCB providing a smaller impact.

Fees and commissions on real estate business primarily consist of fees from real estate agent services, and are recognized in the period in which the related service is provided when assisting customers in the sales or purchase of real estate property. The business activities relevant to these fees and commissions are attributable to R&C and JCIB with no significant concentration in any particular segments.

Other fees and commissions include various fees and commissions earned on services to customers which have performance obligations that the MUFG Group completes in order to recognize revenue. The primary portion includes non-refundable financing related fees such as arrangement fees that are recognized when the service is provided.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Disaggregation of Contract Revenue

Details of fees and commissions income for the six months ended September 30, 2017 and 2018 are as follows:

	2017	2018
	(in millions)
Fees and commissions on deposits	¥27,100	¥26,568
Fees and commissions on remittances and transfers	82,896	84,342
Fees and commissions on foreign trading business	37,002	35,453
Fees and commissions on credit card business	102,992	110,223
Fees and commissions on security-related services	127,151	119,007
Fees and commissions on administration and management services for investment funds	80,643	74,928
Trust fees	55,086	57,459
Guarantee fees(1)	21,609	22,205
Insurance commissions	25,302	23,469
Fees and commissions on real estate business	18,140	17,878
Other fees and commissions(2)	123,995	133,906

Total	¥701,916	¥705,438

Notes:	(1)	Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
	(2)	Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.

Contract Balances

Contract balances are recognized in the consolidated balance sheets in accordance with the definition of receivables and contract liabilities specified in the guidance on revenue from contracts with customers. Receivables include receivables for which the services are completed, and accrued income which represents the amount of consideration unpaid for the performance obligations that have been fulfilled pursuant to certain contracts under which the services are continuously provided. Contract liabilities include unearned revenue which represents the amount of consideration received for the performance obligations that have not been fulfilled pursuant to certain contracts under which the services are continuously provided.

As of September 30, 2018, receivables from contracts with customers of ¥194 billion were included primarily in Other assets, and contract liabilities of ¥6 billion were included in Other liabilities.

17.    BUSINESS SEGMENTS

The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Effective April 1, 2018, the MUFG Group reorganized its business groups in an effort to further integrate the expertise and capabilities of its consolidated subsidiaries to respond to the needs of customers more effectively and efficiently, as part of its current medium-term business plan. To make and execute unified group-wide strategies based on customer characteristics and the nature of business, the MUFG Group integrated the operations of its consolidated subsidiaries into six business segments.—Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, and Global Markets.

The following is a brief explanation of the MUFG Group’s business segments:

Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Securities Holdings, Mitsubishi UFJ NICOS and other group companies of MUFG. This business group offers retail and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.

Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings, including the transaction banking, investment banking, trust banking and securities businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.

Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides non-Japanese large corporate and financial institution customers with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of MUFG Union Bank and Krungsri. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.

Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking and MUFG Bank. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offer investment trusts for retail customers.

Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies and equities as well as other investment products, and origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Other— Consisted mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments was also reflected in Other.

Management does not use information on segments’ total assets to allocate resources and assess performance. Accordingly, business segment information on total assets is not presented.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2017 and 2018.

	Customer Business
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total	Global Markets Business Group	Other	Total(1)
	(in billions)
Six months ended September 30, 2017:
Net revenue:	¥766.9	¥252.2	¥195.3	¥314.5	¥93.1	¥1,622.0	¥373.9	¥41.3	¥2,037.2
BK and TB(2):	382.9	214.1	124.7	(1.5)	41.7	761.9	278.4	69.3	1,109.6
Net interest income	234.0	77.8	48.6	(1.5)	—	358.9	121.9	111.6	592.4
Net fees	133.6	109.0	78.0	—	41.7	362.3	(9.3)	(34.9)	318.1
Other	15.3	27.3	(1.9)	—	—	40.7	165.8	(7.4)	199.1
Other than BK and TB	384.0	38.1	70.6	316.0	51.4	860.1	95.5	(28.0)	927.6
Operating expenses	609.5	148.8	122.6	227.4	58.7	1,167.0	113.9	79.3	1,360.2

Operating profit (loss)	¥157.4	¥103.4	¥72.7	¥87.1	¥34.4	¥455.0	¥260.0	¥(38.0)	¥677.0

Six months ended September 30, 2018:
Net revenue:	¥754.5	¥260.5	¥200.6	¥343.8	¥104.4	¥1,663.8	¥258.3	¥12.1	¥1,934.2
BK and TB(2):	363.3	203.7	136.5	(0.9)	49.0	751.6	166.2	97.5	1,015.3
Net interest income	233.1	75.6	57.9	(0.9)	—	365.7	103.7	189.8	659.2
Net fees	115.4	98.9	78.3	—	49.0	341.6	(9.1)	(31.1)	301.4
Other	14.8	29.2	0.3	—	—	44.3	71.6	(61.2)	54.7
Other than BK and TB	391.2	56.8	64.1	344.7	55.4	912.2	92.1	(85.4)	918.9
Operating expenses	608.8	144.9	123.4	239.5	60.6	1,177.2	113.1	73.4	1,363.7

Operating profit (loss)	¥145.7	¥115.6	¥77.2	¥104.3	¥43.8	¥486.6	¥145.2	¥(61.3)	¥570.5

Notes:	(1)

Prior period business segment information has been restated to reflect the transfer of corporate loan-related businesses of Mitsubishi UFJ Trust and Banking to MUFG Bank. In accordance with internal management accounting rules and practices, the transfer resulted in a decrease of the total operating profit by ¥11.8 billion for the six months ended September 30, 2017.

	(2)	“BK and TB” is a sum of MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis.

Reconciliation

As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

A reconciliation of operating profit under the internal management reporting system for the six months ended September 30, 2017 and 2018 above to income before income tax expense shown in the accompanying condensed consolidated statements of income is as follows:

	Six months ended September 30,
	2017	2018
	(in billions)
Operating profit	¥677	¥571
Reversal of credit losses	187	71
Foreign exchange gains (losses)—net	23	(43)
Trading account losses—net	(50)	(330)
Equity investment securities gains—net	95	391
Debt investment securities gains (losses)—net	(5)	14
Equity in earnings of equity method investees—net	89	140
Provision for off-balance sheet credit instruments	(1)	(42)
Other—net	(1)	(76)

Income before income tax expense	¥1,014	¥696

18.    FAIR VALUE

For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018. During the six months ended September 30, 2018, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2018 and September 30, 2018:

	At March 31, 2018
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥10,876,424	¥10,876,080	¥827,493	¥22,579,997
Debt securities
Japanese national government and Japanese government agency bonds	1,388,143	477,530	—	1,865,673
Japanese prefectural and municipal bonds	—	189,756	—	189,756
Foreign governments and official institutions bonds	8,190,781	469,342	1,047	8,661,170
Corporate bonds	—	3,255,503	23,092	3,278,595
Residential mortgage-backed securities	—	4,432,307	41,141	4,473,448
Asset-backed securities	—	186,351	684,637	870,988
Other debt securities	—	2,800	33,450	36,250
Commercial paper	—	1,210,775	—	1,210,775
Equity securities(2)	1,297,500	651,716	44,126	1,993,342
Trading derivative assets	71,175	12,420,100	93,900	12,585,175
Interest rate contracts	3,320	8,681,427	27,092	8,711,839
Foreign exchange contracts	1,890	3,543,413	12,118	3,557,421
Equity contracts	65,965	118,351	22,994	207,310
Commodity contracts	—	6,239	30,753	36,992
Credit derivatives	—	70,670	943	71,613
Investment securities:
Available-for-sale debt securities	23,105,682	9,376,772	350,660	32,833,114
Japanese national government and Japanese government agency bonds	21,522,128	3,045,776	—	24,567,904
Japanese prefectural and municipal bonds	—	1,537,431	—	1,537,431
Foreign governments and official institutions bonds	1,583,554	567,946	20,192	2,171,692
Corporate bonds	—	1,113,323	6,037	1,119,360
Residential mortgage-backed securities	—	1,617,520	15	1,617,535
Commercial mortgage-backed securities	—	92,806	2,430	95,236
Asset-backed securities	—	1,397,177	161,172	1,558,349
Other debt securities	—	4,793	160,814	165,607
Equity securities(6)	6,255,413	416,171	28,359	6,699,943
Marketable equity securities	6,255,413	416,171	—	6,671,584
Nonmarketable equity securities	—	—	28,359	28,359
Others(3)(4)	955,548	93,042	8,660	1,057,250

Total	¥41,264,242	¥33,182,165	¥1,309,072	¥75,755,479

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥208,354	¥7,060	¥—	¥215,414
Trading derivative liabilities	80,673	11,844,463	81,781	12,006,917
Interest rate contracts	3,085	8,659,042	12,496	8,674,623
Foreign exchange contracts	2,058	2,992,812	5,382	3,000,252
Equity contracts	75,530	117,572	33,679	226,781
Commodity contracts	—	4,362	30,070	34,432
Credit derivatives	—	70,675	154	70,829
Obligation to return securities received as collateral	3,030,974	145,988	—	3,176,962
Others(5)	—	507,700	(25,528)	482,172

Total	¥3,320,001	¥12,505,211	¥56,253	¥15,881,465

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2018
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥11,165,761	¥12,454,327	¥776,404	¥24,396,492
Debt securities
Japanese national government and Japanese government agency bonds	2,395,839	428,697	—	2,824,536
Japanese prefectural and municipal bonds	—	82,105	—	82,105
Foreign governments and official institutions bonds	7,096,467	472,704	1,135	7,570,306
Corporate bonds	—	3,537,933	12,400	3,550,333
Residential mortgage-backed securities	—	5,046,706	38,736	5,085,442
Asset-backed securities	—	332,137	626,934	959,071
Other debt securities	—	877	35,796	36,673
Commercial paper	—	1,628,906	—	1,628,906
Equity securities(2)	1,673,455	924,262	61,403	2,659,120
Trading derivative assets	81,056	11,504,535	75,241	11,660,832
Interest rate contracts	13,761	7,776,462	16,998	7,807,221
Foreign exchange contracts	3,621	3,517,345	16,977	3,537,943
Equity contracts	63,674	143,420	12,256	219,350
Commodity contracts	—	4,842	28,018	32,860
Credit derivatives	—	62,466	992	63,458
Investment securities:
Available-for-sale debt securities	21,343,577	9,520,671	298,262	31,162,510
Japanese national government and Japanese government agency bonds	19,682,038	3,149,851	—	22,831,889
Japanese prefectural and municipal bonds	—	1,776,267	—	1,776,267
Foreign governments and official institutions bonds	1,661,539	516,971	18,945	2,197,455
Corporate bonds	—	1,107,735	2,403	1,110,138
Residential mortgage-backed securities	—	1,495,734	15	1,495,749
Commercial mortgage-backed securities	—	104,327	2,293	106,620
Asset-backed securities	—	1,365,717	130,616	1,496,333
Other debt securities	—	4,069	143,990	148,059
Equity securities(6)	6,503,595	517,401	28,413	7,049,409
Marketable equity securities	6,503,595	517,401	—	7,020,996
Nonmarketable equity securities(7)	—	—	28,413	28,413
Others(3)(4)	923,764	49,712	18,022	991,498

Total	¥40,017,753	¥34,046,646	¥1,196,342	¥75,260,741

Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥28,947	¥14,720	¥—	¥43,667
Trading derivative liabilities	130,816	11,589,654	61,842	11,782,312
Interest rate contracts	14,316	7,881,739	20,144	7,916,199
Foreign exchange contracts	2,060	3,489,349	4,415	3,495,824
Equity contracts	114,440	142,932	10,211	267,583
Commodity contracts	—	3,858	26,947	30,805
Credit derivatives	—	71,776	125	71,901
Obligation to return securities received as collateral	3,259,898	167,260	—	3,427,158
Others(5)	—	486,579	5,005	491,584

Total	¥3,419,661	¥12,258,213	¥66,847	¥15,744,721

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)	Includes securities measured under the fair value option.
	(2)	Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2018 were ¥21,517 million, and those at September 30, 2018 were ¥30,195 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2018 were ¥61,463 million, and those at September 30, 2018 were ¥88,173 million, respectively. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.
	(3)	Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions, money in trust for segregating cash deposited by customers on security transactions and derivative assets designated as hedging instruments.
	(4)	Excludes certain investments valued at net asset value of private equity funds, whose fair values at March 31, 2018 was ¥35 million, and those at September 30, 2018 was ¥5 million, respectively. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.
	(5)	Includes other short-term borrowings, long-term debt, bifurcated embedded derivatives carried at fair value and derivative liabilities designated as hedging instruments.
	(6)	The table above reflects changes in presentation that were made to equity investment securities at March 31, 2018. See Note 1 for further information.
	(7)	Excludes certain investments valued at net asset value of real estate funds whose fair values at September 30, 2018 were ¥14,578 million. The amounts of unfunded commitments related to these real estate funds at September 30, 2018 were ¥7,395 million. For the nature and details of real estate funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.

Transfers Between Level 1 and Level 2

During the six months ended September 30, 2017 and 2018, the transfers between Level 1 and Level 2 were as follows:

	Six months ended September 30,
	2017		2018
	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)	Transfers out of Level 1 into Level 2(1)	Transfers out of Level 2 into Level 1(1)
	(in millions)
Assets
Investment securities:
Equity securities
Marketable equity securities	¥1,981	¥3,839	¥7,261	¥8,122

Note:	(1)	All transfers between Level 1 and Level 2 were assumed to have occurred at the beginning of the period.

In general, the transfers from Level 1 into Level 2 comprised of securities whose fair values were measured at quoted prices in active markets at the beginning of the period but such quoted prices were no longer available at the end of the period. The transfers from Level 2 into Level 1 comprised of securities for which quoted prices in active markets became available at the end of the period even though such quoted prices were not available at the beginning of the period.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2017 and 2018. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2017
	March 31, 2017	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2017
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥799,493	¥18,075	(2)	¥—	¥522,384	¥—	¥(128,188)	¥(240,479)	¥20,416		¥(10,571)		¥981,130	¥18,905	(2)
Debt securities
Japanese national government and Japanese government agency bonds	—	(4)		—	1,079	—	—	—	—		—		1,075	(4)
Foreign governments and official institutions bonds	1,836	341		—	37,112	—	(37,369)	(47)	—		(973)		900	69
Corporate bonds	25,521	(1,979)		—	3,170	—	(533)	(3,347)	20,317	(6)	(9,598	)(6)	33,551	(1,957)
Residential mortgage-backed securities	47,914	2,344		—	—	—	—	(4,044)	—		—		46,214	2,306
Asset-backed securities	654,814	16,454		—	476,136	—	(88,454)	(232,251)	—		—		826,699	18,037
Other debt securities	35,552	78		—	—	—	—	—	—		—		35,630	79
Equity securities	33,856	841		—	4,887	—	(1,832)	(790)	99		—		37,061	375
Trading derivatives—net	37,245	7,470	(2)	133	568	(1,385)	—	(13,829)	1,817		(2,453)		29,566	10,436	(2)
Interest rate contracts—net	28,551	(303)		(93)	—	—	—	(6,231)	(3,399)		402		18,927	400
Foreign exchange contracts—net	14,858	(5,533)		115	235	(228)	—	189	5,216		(3,461)		11,391	(2,516)
Equity contracts—net	(6,312)	13,082		112	332	(794)	—	(7,887)	—		606		(861)	11,710
Commodity contracts—net	370	261		(1)	1	(363)	—	55	—		—		323	880
Credit derivatives—net	(222)	(37)		—	—	—	—	45	—		—		(214)	(38)
Investment securities:
Available-for-sale debt securities	337,526	2,053	(3)	(10,705)	139,993	—	(30)	(118,202)	93		(30,390)		320,338	(69	)(3)
Foreign governments and official institutions bonds	20,099	—		(184)	248	—	—	(54)	—		—		20,109	—
Corporate bonds	36,932	115		(17)	521	—	(30)	(446)	93	(6)	(30,390	)(6)	6,778	(69)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,971	—		(49)	—	—	—	(38)	—		—		2,884	—
Asset-backed securities	116,919	1,938		(4,971)	139,224	—	—	(115,699)	—		—		137,411	—
Other debt securities	160,590	—		(5,484)	—	—	—	(1,965)	—		—		153,141	—
Equity securities	26,292	(648	)(4)	—	1,366	—	(1,194)	—	—		(252)		25,564	(1,280	)(4)
Nonmarketable equity securities	26,292	(648)		—	1,366	—	(1,194)	—	—		(252)		25,564	(1,280)
Others	3,850	(275	)(4)	(121)	3,277	—	(3)	—	—		—		6,728	(362	)(4)

Total	¥1,204,406	¥26,675		¥(10,693)	¥667,588	¥(1,385)	¥(129,415)	¥(372,510)	¥22,326		¥(43,666)		¥1,363,326	¥27,630

Liabilities
Others	¥28,432	¥(24,919	)(4)	¥(595)	¥—	¥4,243	¥—	¥(13,055)	¥1,888		¥(15,407)		¥31,615	¥(18,694	)(4)

Total	¥28,432	¥(24,919)		¥(595)	¥—	¥4,243	¥—	¥(13,055)	¥1,888		¥(15,407)		¥31,615	¥(18,694)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) included in earnings for assets and liabilities still held at September 30, 2018
	March 31, 2018	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3(5)		Transfers out of Level 3(5)		September 30, 2018
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥827,493	¥42,948	(2)	¥—	¥274,937	¥—	¥(177,306)	¥(181,133)	¥4,532		¥(15,067)		¥776,404	¥40,167	(2)
Debt securities
Foreign governments and official institutions bonds	1,047	214		—	40,600	—	(40,710)	(16)	—		—		1,135	6
Corporate bonds	23,092	682		—	729	—	(193)	(1,375)	4,532	(6)	(15,067	)(6)	12,400	642
Residential mortgage-backed securities	41,141	667		—	—	—	—	(3,072)	—		—		38,736	636
Asset-backed securities	684,637	38,155		—	216,109	—	(136,388)	(175,579)	—		—		626,934	36,181
Other debt securities	33,450	2,346		—	—	—	—	—	—		—		35,796	2,346
Equity securities	44,126	884		—	17,499	—	(15)	(1,091)	—		—		61,403	356
Trading derivatives—net	12,119	3,739	(2)	(545)	582	(429)	—	(34,413)	23,922		8,424		13,399	(7,391	)(2)
Interest rate contracts—net	14,596	2,127		(134)	—	(94)	—	(18,154)	311		(1,798)		(3,146)	2,256
Foreign exchange contracts—net	6,736	(12,064)		(262)	18	—	—	(2,614)	23,611	(6)	(2,863)		12,562	(11,544)
Equity contracts—net	(10,685)	13,488		(153)	—	—	—	(13,690)	—		13,085	(6)	2,045	964
Commodity contracts—net	683	156		4	564	(335)	—	(1)	—		—		1,071	900
Credit derivatives—net	789	32		—	—	—	—	46	—		—		867	33
Investment securities:
Available-for-sale debt securities	350,660	6,323	(3)	(9,056)	131,326	—	—	(181,004)	102		(89)		298,262	(83	)(3)
Foreign governments and official institutions bonds	20,192	—		(1,002)	242	—	—	(487)	—		—		18,945	—
Corporate bonds	6,037	4		(3)	1,670	—	—	(5,318)	102		(89)		2,403	(83)
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Commercial mortgage-backed securities	2,430	—		(104)	—	—	—	(33)	—		—		2,293	—
Asset-backed securities	161,172	6,319		(2,806)	129,400	—	—	(163,469)	—		—		130,616	—
Other debt securities	160,814	—		(5,141)	14	—	—	(11,697)	—		—		143,990	—
Equity securities	28,359	(1,199	)(7)	—	2,203	—	(825)	—	—		(125)		28,413	(1,602	)(7)
Nonmarketable equity securities	28,359	(1,199)		—	2,203	—	(825)	—	—		(125)		28,413	(1,602)
Others	8,660	966	(8)	(22)	8,601	—	(183)	—	—		—		18,022	872	(8)

Total	¥1,227,291	¥52,777		¥(9,623)	¥417,649	¥(429)	¥(178,314)	¥(396,550)	¥28,556		¥(6,857)		¥1,134,500	¥31,963

Liabilities
Others	¥(25,528)	¥(5,160	)(4)	¥2,262	¥—	¥848	¥—	¥(11,902)	¥14,454		¥24,235		¥5,005	¥(1,049	)(4)

Total	¥(25,528)	¥(5,160)		¥2,262	¥—	¥848	¥—	¥(11,902)	¥14,454		¥24,235		¥5,005	¥(1,049)

Notes:	(1)	Includes Trading securities measured under the fair value option.
	(2)	Included in Trading account profits (losses)—net and in Foreign exchange losses—net.
	(3)	Included in Investment securities gains—net.
	(4)	Included in Trading account profits (losses)—net.
	(5)	All transfers out of Level 3 or into Level 3 were assumed to have occurred at the beginning of the period.
(6)

Transfers into Level 3 for Foreign exchange contract were mainly caused by the valuation using certain unobservable input. Transfers into (out of) Level 3 for corporate bonds were mainly caused by the decrease (increase) in liquidity or the availability of the quoted prices provided by third-party venders and Equity contracts—net were mainly caused by the change of valuation model and the change cease using certain unobservable input.

	(7)	Included in Investment securities gains—net.
	(8)	Included in Other non-interest income.
	(9)	The table above reflects changes in presentation that were made to equity investment securities at March 31, 2018. See Note 1 for further information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Quantitative Information about Level 3 Fair Value Measurements

The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥20,192	Return on equity method	Probability of default	0.0%~0.4%	0.2%
			Recovery rate	60.0%~70.0%	66.7%
			Market-required return on capital	8.0%~10.0%	9.5%
Residential mortgage-backed securities, Commercial mortgage-backed securities and Asset-backed securities	110,536	Discounted cash flow	Probability of default	1.2%~5.3%	4.5%
			Recovery rate	60.0%~76.0%	66.3%
	684,586	Internal model(4)	Asset correlations	9.0%	9.0%
			Discount factor	1.0%	1.0%
			Prepayment rate	37.2%	37.2%
			Probability of default	0.0%~91.3%	— (3)
			Recovery rate	65.3%	65.3%
Other debt securities	33,450	Discounted cash flow	Liquidity premium	0.5%~2.4%	0.8%
	149,759	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	72.5%
			Market-required return on capital	8.0%~10.0%	9.7%

At March 31, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	14,460	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	34.1%~52.7%
			Correlation between interest rate and foreign exchange rate	19.7%~50.4%
			Recovery rate	41.0%~46.0%
			Volatility	13.4%~100.0%
			Probability of prepayment	100.0%
Foreign exchange contracts—net	6,779	Option model	Probability of default	0.0%~12.5%
			Correlation between interest rates	40.3%~74.0%
			Correlation between interest rate and foreign exchange rate	28.1%~50.7%
			Recovery rate	41.0%~46.0%
			Correlation between underlying assets	85.0%
			Volatility	10.3%~16.2%
Equity contracts—net	(16,600)	Option model	Correlation between interest rate and equity	37.1%~39.0%
			Correlation between foreign exchange rate and equity	7.0%~65.2%
			Correlation between equities	20.6%~81.7%
			Correlation between underlying assets	76.0%
	6,528	Discounted cash flow	Term of litigation	2.0years

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range	Weighted Average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Foreign governments and official institutions bonds	¥18,945	Return on equity method	Probability of default	0.0%~0.4%	0.3%
			Recovery rate	60.0%~70.0%	66.6%
			Market-required return on capital	10.0%	10.0%
Residential mortgage- backed securities, Commercial mortgage- backed securities and Asset-backed securities	79,186	Discounted cash flow	Probability of default	1.2%~5.3%	5.0%
			Recovery rate	60.0%~76.0%	66.9%
	626,934	Internal model(4)	Asset correlations	9.0%	9.0%
			Discount factor	1.0%	1.0%
			Prepayment rate	28.0%	28.0%
			Probability of default	0.0%~88.1%	— (3)
			Recovery rate	67.6%	67.6%
Other debt securities	35,796	Discounted cash flow	Liquidity premium	1.0%~2.4%	1.3%
	135,688	Return on equity method	Probability of default	0.0%~25.0%	0.3%
			Recovery rate	40.0%~90.0%	74.9%
			Market-required return on capital	8.0%~10.0%	9.5%

At September 30, 2018	Fair value(1)	Valuation technique	Significant unobservable inputs	Range
(in millions)
Trading derivatives—net:
Interest rate contracts—net	(3,283)	Option model	Probability of default	0.0%~11.9%
			Correlation between interest rates	31.4%~50.1%
			Correlation between interest rate and foreign exchange rate	23.0%~53.8%
			Recovery rate	41.0%~47.0%
			Volatility	13.6%~70.4%
			Probability of prepayment	100.0%
Foreign exchange contracts—net	12,580	Option model	Probability of default	0.0%~7.6%
			Correlation between interest rates	45.0%~74.0%
			Correlation between interest rate and foreign exchange rate	16.3%~53.8%
			Recovery rate	41.0%~47.0%
			Correlation between underlying assets	85.0%
			Volatility	11.2%~17.2%
Equity contracts—net	(3,767)	Option model	Correlation between interest rate and equity	41.6%
			Correlation between foreign exchange rate and equity	7.0%~65.4%
			Correlation between equities	24.3%~85.9%
			Correlation between underlying assets	76.0%~80.0%
	6,410	Discounted cash flow	Term of litigation	1.5 years

Notes:	(1)	The fair value as of March 31, 2018 and September 30, 2018 excludes the fair value of investments valued using vendor prices.
	(2)	Weighted averages are calculated by weighing each input by the relative fair value of the respective financial instruments.
	(3)	See “Probability of default” in “Sensitivity to and range of unobservable inputs” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.
	(4)	For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Sensitivity to and range of unobservable inputs

For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.

Valuation Process for Level 3 Fair Value Measurements

The MUFG Group establishes valuation policies and procedures for measuring fair value, for which the risk management departments ensure that the valuation techniques used are logical, appropriate and consistent with market information. The financial accounting offices ensure that the valuation techniques are consistent with the accounting policies. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018 for further information on the MUFG Group’s valuation process and a detailed discussion of the determination of fair value for individual financial instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting or write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018 for further information on assets and liabilities measured at fair value on a nonrecurring basis.

The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2018 and September 30, 2018:

	March 31, 2018				September 30, 2018
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥—	¥1,984	¥1,984	¥—	¥9,619	¥2,451	¥12,070
Loans	3,458	8,329	239,653	251,440	3,575	10,385	228,659	242,619
Loans held for sale	—	—	22,835	22,835	—	—	26,795	26,795
Collateral dependent loans	3,458	8,329	216,818	228,605	3,575	10,385	201,864	215,824
Premises and equipment	—	—	34,326	34,326	—	—	13,600	13,600
Intangible assets	—	—	9,402	9,402	—	—	416	416
Other assets	92,223	—	6,196	98,419	—	62,996	5,081	68,077
Investments in equity method investees(1)	92,223	—	—	92,223	—	62,996	—	62,996
Other	—	—	6,196	6,196	—	—	5,081	5,081

Total	¥95,681	¥8,329	¥291,561	¥395,571	¥3,575	¥83,000	¥250,207	¥336,782

Notes:	(1)	Excludes certain investments valued at net asset value of ¥8,443 million and ¥7,296 million at March 31, 2018 and September 30, 2018, respectively. The unfunded commitments related to these investments are ¥1,544 million and ¥19 million at March 31, 2018 and September 30, 2018, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.
	(2)	Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2017 and 2018:

	Losses(gains) for the six months ended September 30,
	2017	2018
	(in millions)
Investment securities	¥284	¥(8,013)
Loans	25,781	23,727
Loans held for sale	249	3
Collateral dependent loans	25,532	23,724
Premises and equipment	6,227	3,552
Intangible assets	16,591	667
Other assets	28,395	10,696
Investments in equity method investees	27,985	10,034
Other	410	662

Total	¥77,278	¥30,629

Fair Value Option

For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 32 to the consolidated financial statements for the fiscal year ended March 31, 2018.

The following table presents the gains or losses recorded for the six months ended September 30, 2017 and 2018 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2017			2018
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities(1)	¥90,632	¥460,947	¥551,579	¥(157,359)	¥638,886	¥481,527

Total	¥90,632	¥460,947	¥551,579	¥(157,359)	¥638,886	¥481,527

Financial liabilities:
Other short-term borrowings(2)	¥2,054	¥—	¥2,054	¥(1,446)	¥—	¥(1,446)
Long-term debt(2)	1,172	—	1,172	(6,491)	—	(6,491)

Total	¥3,226	¥—	¥3,226	¥(7,937)	¥—	¥(7,937)

Notes:	(1)	Excludes Danamon’s equity securities. See Note 2 for reference.
	(2)	Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2018 and September 30, 2018 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2018			September 30, 2018
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥347,002	¥333,985	¥(13,017)	¥378,216	¥355,154	¥(23,062)

Total	¥347,002	¥333,985	¥(13,017)	¥378,216	¥355,154	¥(23,062)

Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Estimated Fair Value of Financial Instruments

The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2018 and September 30, 2018:

	At March 31, 2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥32,648	¥32,648	¥32,648	¥—	¥—
Interest-earning deposits in other banks	43,210	43,210	—	43,210	—
Call loans and funds sold	896	896	—	896	—
Receivables under resale agreements	5,726	5,726	—	5,726	—
Receivables under securities borrowing transactions	9,269	9,269	—	9,269	—
Investment securities(1)(2)	3,684	3,797	1,197	1,051	1,549
Loans, net of allowance for credit losses(3)	116,272	117,753	3	330	117,420
Other financial assets(4)	7,000	7,000	—	7,000	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,862	¥29,862	¥—	¥29,862	¥—
Interest-bearing	165,831	165,825	—	165,825	—
Total deposits	195,693	195,687	—	195,687	—
Call money and funds purchased	2,453	2,453	—	2,453	—
Payables under repurchase agreements	18,135	18,135	—	18,135	—
Payables under securities lending transactions	8,170	8,170	—	8,170	—
Due to trust account	3,386	3,386	—	3,386	—
Other short-term borrowings	6,617	6,617	—	6,617	—
Long-term debt	26,861	26,919	—	26,919	—
Other financial liabilities	6,642	6,642	—	6,642	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2018
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥35,664	¥35,664	¥35,664	¥—	¥—
Interest-earning deposits in other banks	39,157	39,157	—	39,157	—
Call loans and funds sold	877	877	—	877	—
Receivables under resale agreements	11,266	11,266	—	11,266	—
Receivables under securities borrowing transactions	3,113	3,113	—	3,113	—
Investment securities	4,188	4,198	1,189	1,131	1,878
Loans, net of allowance for credit losses(3)	117,029	117,598	4	284	117,310
Other financial assets(4)	6,954	6,954	—	6,954	—
Financial liabilities:
Deposits
Non-interest-bearing	¥29,649	¥29,649	¥—	¥29,649	¥—
Interest-bearing	163,249	163,248	—	163,248	—
Total deposits	192,898	192,897	—	192,897	—
Call money and funds purchased	2,344	2,344	—	2,344	—
Payables under repurchase agreements	25,604	25,604	—	25,604	—
Payables under securities lending transactions	1,900	1,900	—	1,900	—
Due to trust account	3,029	3,029	—	3,029	—
Other short-term borrowings	6,923	6,923	—	6,923	—
Long-term debt	27,622	27,589	—	27,589	—
Other financial liabilities	6,961	6,961	—	6,961	—

Notes:	(1)	Includes impaired securities measured at fair value on a nonrecurring basis at March 31, 2018. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(2)	Excludes cost-method investments of ¥437 billion at March 31, 2018, of which the MUFG Group did not estimate the fair value since it was not practical and no impairment indicators were identified. See Note 3 for the details of these cost-method investments.
	(3)	Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
	(4)	Excludes investments in equity method investees of ¥2,219 billion and ¥2,542 billion at March 31, 2018 and September 30, 2018, respectively.

The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2018 and September 30, 2018 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

19.    INVESTMENTS IN EQUITY METHOD INVESTEES

Summarized Financial Information of the MUFG Group’s Equity Method Investee

Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2017 and 2018 are as follows:

	2017	2018
	(in billions)
Net revenues	¥2,077	¥2,258
Total non-interest expenses	1,508	1,601
Income from continuing operations before income taxes	569	657
Net income applicable to Morgan Stanley	393	502

20.    SUBSEQUENT EVENTS

Approval of Dividends

On November 13, 2018, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥11 per share of Common stock, totaling ¥144,314 million, that were payable on December 5, 2018 to the shareholders of record on September 30, 2018.

Repurchase and Cancellation of own shares

From November 14, 2018 to December 10, 2018, MUFG repurchased 159,836,800 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of own shares for approximately ¥100 billion, in aggregate, in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2018. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 200,000,000 shares, which represents the equivalent of 1.52% of the total number of common shares outstanding, or of an aggregate repurchase amount of up to ¥100 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. On January 22, 2019, MUFG will cancel all of the acquired shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 13, 2018.

Announcement to redeem “Non-dilutive” Preferred Securities Issued by a Special Purpose Company

On December 4, 2018, the Board of Directors of MUFG approved to redeem in total ¥222 billion of non-cumulative and non-dilutive perpetual preferred securities issued by MUFG Capital Finance 7 Limited, a special purpose company established in the Cayman Islands. MUFG plans to redeem these securities on January 25, 2019. The securities were previously accounted for as part of MUFG’s Tier 1 capital at September 30, 2018 under its capital adequacy requirements, subject to certain limitations.

Acquisition of Colonial First State Global Asset Management

On October 31, 2018, Mitsubishi UFJ Trust and Banking entered into a Share Sale Deed with Commonwealth Bank of Australia (“CBA”), and its wholly-owned subsidiary, Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), for approximately ¥328 billion or approximately Australian dollar 4.0 billion, subject to applicable regulatory and other approvals and certain conditions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

CFSGAM is the third largest asset management group by assets under management in Asian markets excluding Japan, offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products. The investment in CFSGAM aims to meet various client needs by expanding product lineup and enhancing presence as the largest asset management firm in the Asia and Oceania region.

* * * * *

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Average Balance Sheets, Interest and Average Rates (Unaudited)

	Six months ended September 30,
	2017			2018
	Average balance	Interest	Average rate (Annualized)	Average balance	Interest	Average rate (Annualized)
	(in millions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥39,338,458	¥57,768	0.29%	¥42,172,016	¥83,569	0.40%
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	16,126,497	36,109	0.45	13,915,324	62,959	0.90
Trading account assets	24,484,830	224,262	1.83	23,443,080	233,857	1.99
Investment securities	40,315,433	185,852	0.92	42,433,178	201,580	0.95
Loans	117,324,455	1,098,107	1.87	117,910,137	1,236,933	2.09

Total interest-earning assets	237,589,673	1,602,098	1.34	239,873,735	1,818,898	1.51

Non-interest-earning assets:
Cash and due from banks	32,816,648			34,242,723
Other non-interest-earning assets	48,591,163			47,449,266
Allowance for credit losses	(1,179,797)			(762,654)

Total non-interest-earning assets	80,228,014			80,929,335

Total assets	¥317,817,687			¥320,803,070

Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥163,479,788	¥240,723	0.29%	¥166,460,766	¥323,884	0.39%
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions(1)	28,162,991	72,657	0.51	25,360,786	142,906	1.12
Due to trust account, other short-term borrowings, and trading account liabilities	13,043,515	41,919	0.64	13,285,125	73,942	1.11
Long-term debt(1)	26,480,989	126,553	0.95	28,590,388	145,113	1.01

Total interest-bearing liabilities	231,167,283	481,852	0.42	233,697,065	685,845	0.59

Non-interest-bearing liabilities	71,370,061			70,776,772

Total equity	15,280,343			16,329,233

Total liabilities and equity	¥317,817,687			¥320,803,070

Net interest income and interest rate spread		¥1,120,246	0.92%		¥1,133,053	0.92%

Net interest income as a percentage of total interest-earning assets			0.94%			0.94%

Note:	(1)	The table above reflects changes in presentation that were made to long-term repurchase agreements for the six months ended September 30, 2017. For further information, see Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.